Exhibit 99.2

1 TransAlta Corporation | 2022 Management Proxy Circular Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular Annual and Special Meeting April 28, 2022

Table of Contents

Letter and Invitation to Shareholders	5
Notice of Annual and Special Meeting of Shareholders	8
General Information	10
About our Shareholder Meeting	11
Mailing and Availability of Proxy Circular and Annual Report	12
How to Vote	14
Business of the Meeting	19
1. Election of Directors	19
2. Financial Statements	37
3. Reappointment of Auditors	37
4. Advisory Vote on Executive Compensation	39
5. Renewal of Shareholder Rights Plan	39
6. Other Business	45
Governance	46
Director Compensation	67
Report on Executive Compensation	73
Appendix “A” — Checklist of Corporate Governance Disclosure	A 1
Appendix “B” — General Governance Guidelines	B 1

This document contains important information for Shareholders. Your participation is very important. Please take a minute to submit your proxy or Voting Instruction Form today or vote by phone or through the internet in accordance with the instructions set forth in the proxy or Voting Instruction Form.

1 TransAlta Corporation | 2022 Management Proxy Circular About Us 7UDQV$OWDRZQVRSHUDWHVDQGGHYHORSVDGLYHUVHćHHWRI electrical generation assets in Canada, the United States and Australia, with a focus on long-term shareholder value. It provides municipalities, industries and businesses with safe, low-cost and reliable clean energy. Business of the Meeting • Electing each of TransAlta’s 12 nominated directors • 5HFHLYLQJWKHDXGLWHGFRQVROLGDWHGĆQDQFLDO statements for the year ended December 31, 2021 • Reappointing Ernst & Young LLP as the auditors and DXWKRUL]LQJWKH%RDUGWRĆ[WKHLUUHPXQHUDWLRQ • Considering the non-binding advisory vote on TransAlta’s approach to executive compensation • Approving the Shareholder Rights Plan 1 TransAlta Corporation | 2022 Management Proxy Circular

2 TransAlta Corporation | 2022 Management Proxy Circular (1) At market close February 23, 2022. At A Glance $9.4 Billion Enterprise Value1 Strong balance sheet and capital discipline 110 Years Generation Experience The foundation of our focused strategy $3.6 Billion Market Capitalization1 Listed on the TSX and the NYSE 2,800 MW Renewables Installed Capacity Our consolidated ownership in 2021 29 Million Tonnes GHG Reductions Since 2005 9 to 10 per cent of Canada’s Paris Agreement goal 38 % Women in Senior Management This percentage is higher than our peers in Canada 42 % Women on the Board of Directors Targeting 50 per cent by 2030 1,280 Employees Our greatest asset and central to our value creation 20 % Annual incentive compensation tied to ESG Metrics Executives and employees $3.0 Million Community Investment in 2021 Youth and education, environmental leadership and community health and wellness 2 TransAlta Corporation | 2022 Management Proxy Circular

3 TransAlta Corporation | 2022 Management Proxy Circular ESG Leadership Environment • Support mitigation of global warming by reducing GHG emissions — we have reduced annual emissions by approximately 29 million tonnes of CO2e since 2005 • Successfully execute our conversion to gas — we are on track to transition 5,500 MW of coal capacity by 2025 and will be completely off coal by 2026 Social • Achieve at least 40 per cent female employment among all employees of the Company by 2030 • Maintain equal pay for women in equivalent roles as men • Support ongoing Indigenous youth education — in 2021, we established a new company-wide Indigenous cultural education and awareness target • Commitment to Target Zero (zero safety incidents) Governance • Sustainability prioritized at the Board level through our Governance, Safety and Sustainability Committee • 11 of 12 directors are independent (100% other than our President and CEO) • %RDUGDYHUDJHWHQXUHRIOHVVWKDQĆYH\HDUV • Board and Workplace Diversity Policy in place since 2015 • Diversity, Equity & Inclusion Pledge adopted in 2020 3 TransAlta Corporation | 2022 Management Proxy Circular

2022 Director Nominees

Name	Age	Top Four Areas of Expertise		2021 Attendance	2021 Shareholder Support
Rona H. Ambrose	52	• *Government Affairs* • *Legal and Regulatory*	• *Technology / Telecommunications* • *Environment / Climate Change*	100%	99.15%
John P. Dielwart	69	• *Engineering and Technical* • *Legal and Regulatory*	• *Environment / Climate Change* • *M&A / Organizational Change*	100%	99.77%
Alan J. Fohrer	71	• *Accounting, Finance and Tax* • *Electric Energy / Utility*	• *Engineering and Technical* • *International Operations*	100%	99.67%
Laura W. Folse	63	• *Risk Management* • *Electric Energy / Utility*	• *HR / Compensation* • *Engineering and Technical*	100%	99.73%
Harry A. Goldgut	66	• *Legal and Regulatory* • *Government Affairs*	• *M&A / Organizational Change* • *Electric Energy / Utility*	100%	99.71%
John H. Kousinioris	57	• *Legal and Regulatory* • *Electric Energy / Utility*	• *Environment / Climate Change* • *M&A / Organizational Change*	100%	99.74%
Thomas M. O'Flynn	62	• *Accounting, Finance and Tax* • *Electric Energy / Utility*	• *M&A / Organizational Change* • *Risk Management*	100%	99.74%
Beverlee F. Park	60	• *Accounting, Finance and Tax* • *HR / Compensation*	• *Environment / Climate Change* • *M&A / Organizational Change*	100%	99.22%
Bryan D. Pinney	69	• *Accounting, Finance and Tax* • *Risk Management*	• *HR / Compensation* • *M&A / Organizational Change*	100%	97.82%
James Reid	56	• *Accounting, Finance and Tax* • *Risk Management*	• *International Operations* • *M&A / Organizational Change*	100%	99.72%
Sandra R. Sharman	59	• *HR / Compensation* • *Legal and Regulatory*	• *M&A / Organizational Change* • *Risk Management*	100%	99.09%
Sarah A. Slusser	59	• *Electric Energy / Utility* • *International Operations*	• *M&A / Organizational Change* • *Environment / Climate Change*	96%	99.69%

TransAlta Corporation | 2022 Management Proxy Circular 4

4 TransAlta Corporation | 2022 Management Proxy Circular 2022 Director Nominees Name Age Top Four Areas of Expertise 2021 Attendance 2021 Shareholder Support Rona H. Ambrose 52 • Government Affairs • Technology / Telecommunications 100% 99.15% • Legal and Regulatory • Environment / Climate Change John P. Dielwart 69 • Engineering and Technical • Environment / Climate Change 100% 99.77% • Legal and Regulatory • M&A / Organizational Change Alan J. Fohrer 71 • Accounting, Finance and Tax • Engineering and Technical 100% 99.67% • Electric Energy / Utility • International Operations Laura W. Folse 63 • Risk Management • HR / Compensation 100% 99.73% • Electric Energy / Utility • Engineering and Technical Harry A. Goldgut 66 • Legal and Regulatory • M&A / Organizational Change 100% 99.71% • Government Affairs • Electric Energy / Utility John H. Kousinioris 57 • Legal and Regulatory • Environment / Climate Change 100% 99.74% • Electric Energy / Utility • M&A / Organizational Change Thomas M. O’Flynn 62 • Accounting, Finance and Tax • M&A / Organizational Change 100% 99.74% • Electric Energy / Utility • Risk Management Beverlee F. Park 60 • Accounting, Finance and Tax • Environment / Climate Change 100% 99.22% • HR / Compensation • M&A / Organizational Change Bryan D. Pinney 69 • Accounting, Finance and Tax • HR / Compensation 100% 97.82% • Risk Management • M&A / Organizational Change James Reid 56 • Accounting, Finance and Tax • International Operations 100% 99.72% • Risk Management • M&A / Organizational Change Sandra R. Sharman 59 • HR / Compensation • M&A / Organizational Change 100% 99.09% • Legal and Regulatory • Risk Management Sarah A. Slusser 59 • Electric Energy / Utility • M&A / Organizational Change 96% 99.69% • International Operations • Environment / Climate Change 4 TransAlta Corporation | 2022 Management Proxy Circular

Letter and Invitation to Shareholders

March 18, 2022

Dear Fellow Shareholders,

On behalf of the Board of Directors and management of TransAlta Corporation (the “Company”), you are cordially invited to attend our 2022 Annual and Special Meeting of Shareholders (the “Meeting”), which will take place in a virtual-only meeting format on Thursday, April 28, 2022, at 11:00 a.m. (Calgary time). As a result of the continuing impact of COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our annual meeting in a virtual-only format, which will be conducted using a live audio webcast. Shareholders will have an opportunity to participate at the Meeting online regardless of their geographic location.

Attached are the Notice of Annual and Special Meeting of Shareholders and the Management Proxy Circular. The Management Proxy Circular contains details of the business to be conducted at the Meeting and provides information with respect to our executive compensation program, as well as information on our strong governance practices. During the Meeting, we will receive our audited consolidated financial statements for the year ended December 31, 2021, and the auditors’ report, elect the directors, reappoint the auditors and authorize the directors to fix their remuneration, participate in the advisory vote on our approach to executive compensation (say on pay), and continue our shareholder rights plan. Please take the time to review the Management Proxy Circular and provide your vote on the business items to be considered at the Meeting. Your vote and participation are very important. In 2021, we were pleased to have 185,645,958 votes cast in person or by proxy at the annual meeting of shareholders, representing 68.79% of the eligible common shares. We encourage shareholders to equally participate at this year’s Meeting. If you are unable to attend the Meeting, you can vote by telephone, via the internet or by completing and returning the enclosed form of proxy or voting instruction form. Please refer to the “How to Vote” section of the Management Proxy Circular for more information. We encourage you to visit our website at any time before the Meeting as it provides important information about the Company.

We encourage you to review the letter to shareholders in our annual report, which outlines our performance in 2021.

We look forward to your participation at the Meeting.

Sincerely,

John P. Dielwart	John H. Kousinioris
Chair of the Board of Directors	President and Chief Executive Officer

TransAlta Corporation | 2022 Management Proxy Circular	5

A Note About Forward-looking Statements

This Proxy Circular (as defined herein) includes “forward-looking information”, within the meaning of applicable Canadian securities laws, and “forward-looking statements”, within the meaning of applicable United States (“US”) securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”).

All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions, results and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “can”; “could”, “would”, “shall”, “believe”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “forecast” “foresee”, “potential”, “enable”, “continue” or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to a number of significant risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from that set out in the forward-looking statements.

In particular, this Proxy Circular contains forward-looking statements including, but not limited to, forward-looking statements pertaining to: the Company’s strategic plan and targets, including its current ESG targets (as defined below); the practices of the Company relating to workplace diversity, including that the Company will have 50% women on the Board of Directors and 40% women across the workforce by 2030; the Company’s environmental targets; the strategic objectives of the Company and that execution of the Company’s strategy will realize value for Shareholders; optimizing and diversifying our existing assets and further expanding our overall portfolio in Canada, the US and Australia; investments in a range of clean and renewable technologies; and our executive compensation philosophy and practices, including the mix of short- and long-term incentives; the Company’s governance policies; the Company’s desire to grow an internal talent pipeline; the Company’s assumptions about the growth of pension plans; and the Company’s response to COVID-19.

The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s annual information form dated as of February 24, 2022. By their nature, forward-looking statements are not guarantees of future performance, events, results or actions and are subject to a number of significant risks, uncertainties, assumptions and factors that could cause our actual plans, performance, results or outcomes to differ materially from the forward-looking statement. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this Proxy Circular include, but are not limited to, risks relating to: the impact of COVID-19, including as it pertains to supply chain, labour and counterparty credit risk; fluctuations in demand, market prices and the availability of fuel supplies required to generate electricity; changes in demand for electricity and capacity and our ability to contract our generation for prices that will provide expected returns and replace contracts as they expire; changes in the current or anticipated legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; existing or potential legal, regulatory or contractual disputes or proceedings; outcomes of investigations, disputes and proceedings; changes in general economic conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities and our ability to return these facilities to service in a timely manner; equipment failure and/or our ability to conduct the repair and maintenance to our equipment, either directly or through a third party, in a timely and cost-efficient manner or at all; disruptions in the transmission and distribution of electricity; the effects of weather and other climate-change-related risks; unexpected increases in cost structure; inability to access fuels necessary for the operation of the facilities, including natural gas, solar, water or wind resources; failure to meet financial expectations; natural or man-made disasters, including those resulting in dam or dyke failures; the threat of domestic terrorism and cyberattacks; commodity risk management and energy trading risks; industry risk and competition; the need to engage or rely on certain stakeholder groups and third parties; fluctuations in the value of foreign currencies and foreign political risks; the need for and availability of additional financing and our ability to obtain such financing at competitive rates or at all; structural subordination of securities; counterparty credit risk; changes in credit and market conditions; changes to our relationship with, or ownership of, TransAlta Renewables Inc.; risks associated with growth strategies, development projects and acquisitions, including capital costs, permitting, labour and engineering and execution and integration risks; changes in expectations in the payment of future dividends, including from TransAlta Renewables Inc.; inadequacy or unavailability of insurance coverage; the effect of a credit rating downgrade on our energy marketing business and the impact on our financing costs; our provision for income taxes;supply chain risks (not relating to the impact of COVID-19); reliance on key personnel, and ability to promote key personnel; labour relations matters; and development projects and acquisitions.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on them, which reflect the Company’s expectations only as of the date hereof. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described or might not occur at all. We cannot assure that projected performance, results or events will be achieved.

TransAlta Corporation | 2022 Management Proxy Circular	6

Non-IFRS Measures

The Company evaluates its performance and the performance of our business segments using a variety of measures. Certain of the financial measures contained in this Proxy Circular, including earnings before interest, tax, depreciation and amortization (“EBITDA”), funds from operations (“FFO”) and free cash flow (“FCF”), are not standard measures defined under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other entities. These measures have no standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Non-IFRS measures are presented to provide management and investors with an understanding of our financial position and executive compensation programs. Certain additional disclosures and reconciliations for these non-IFRS financial measures have been incorporated by reference and can be found beginning on page M44 under the “Additional IFRS Measures and Non-IFRS Measures” section of our Management Discussion and Analysis for the year ended December 31, 2021, filed with Canadian securities regulators on www.sedar.com and the SEC on www.sec.gov.

TransAlta Corporation | 2022 Management Proxy Circular	7

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares of TransAlta Corporation (“TransAlta”) will be held on April 28, 2022, at 11:00 a.m. (Calgary time) in a virtual-only meeting format via live audio webcast at https://web.lumiagm.com/425458825  to:

1.	elect each of the 12 director nominees of the Company for the ensuing year (see “Business of the Meeting — Election of Directors” in the accompanying Management Proxy Circular);

2.	receive the audited consolidated financial statements of the Company for the year ended December 31, 2021, and the auditor’s report thereon (see “Business of the Meeting — Financial Statements” in the accompanying Management Proxy Circular);

3.	reappoint Ernst & Young LLP, the auditors of the Company, for the ensuing year and authorize the Board of Directors of the Company to fix their remuneration (see “Business of the Meeting — Reappointment of Auditors” in the accompanying Management Proxy Circular);

4.	consider a non-binding advisory resolution to accept the Company’s approach to executive compensation, as described starting on page 73 of the accompanying Management Proxy Circular (see “Business of the Meeting — Advisory Vote on Executive Compensation” in the accompanying Management Proxy Circular);

5.	consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution, the full text of which is reproduced starting on page 45 of the accompanying Management Proxy Circular, confirming and approving the amendment, restatement and continuation of the Amended and Restated Shareholder Rights Plan (see “Business of the Meeting — Renewal of Shareholder Rights Plan” in the accompanying Management Proxy Circular); and

6.	transact such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The Management Proxy Circular dated March 18, 2022, of the Company and the form of proxy or the voting information form for the Meeting accompany this Notice of Annual and Special Meeting. You should carefully review all information contained in the Management Proxy Circular before voting.

This year, the Company is holding the Meeting by way of a live webcast. This webcast is intended to ensure the health and safety of our shareholders and employees as we continue to take reasonable precautions in response to the COVID-19 pandemic and will allow registered shareholders and duly appointed proxyholders to participate, ask questions, and vote at the Meeting through an online portal. Accordingly, if you are a registered shareholder, you may participate via the live webcast of the Meeting through the online portal at https://web.lumiagm.com/425458825 non-registered (or beneficial) Shareholders may also listen to a live webcast of the Meeting through https://web.lumiagm.com/425458825, but will not have the ability to vote virtually or ask questions through the live webcast unless they are duly appointed and registered as proxyholders.

The Board of Directors unanimously recommends that you vote FOR ALL of the TransAlta director nominees and the other items of annual and special business at the Meeting.

March 18, 2022	By order of the Board of Directors of TransAlta Corporation
Scott Jeffers Vice President and Corporate Secretary Calgary, Alberta

TransAlta Corporation | 2022 Management Proxy Circular	8

Only Shareholders of record at the close of business on March 18, 2022, the record date set for the Meeting, are entitled to receive notice of, to attend and to vote at the Meeting or any adjournment or postponement thereof. The form of proxy must be signed, dated and returned to the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, for receipt before 11:00 a.m. (Calgary time) on April 26, 2022, or, in the case of adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. Registered Shareholders who cannot attend the Meeting in person may use one of the voting options described in the accompanying Management Proxy Circular and the form of proxy. Non-registered Shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Important Notice Regarding Proxy Materials and Notice and Access Procedures

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice-and-Access”) for distribution of the Meeting materials to registered and beneficial Shareholders. Notice-and-Access allows the Company to post electronic versions of its proxy-related materials on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and on its website at www.transalta.com/investor-centre/reports-and-filings, rather than mailing paper copies to registered and beneficial Shareholders.

Under Notice-and-Access, instead of receiving printed copies of the Meeting materials, registered and beneficial Shareholders receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials electronically.

The Meeting materials will be available at www.envisionreports.com/ZTMQ2022 on or about March 23, 2022. The Meeting materials will also be available on the Company’s website at www.transalta.com/investor-centre/reports-and-filings and on its SEDAR profile at www.sedar.com on or about March 23, 2022. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. It also helps expedite our Shareholders’ receipt of our Meeting materials. Shareholders are reminded to review the Meeting materials prior to voting.

If you would prefer to receive a paper copy of the Meeting materials, free of charge, or if you have any questions regarding Notice-and-Access, you can contact our transfer agent, Computershare Trust Company of Canada, at 1-866-962-0498.

Beneficial Shareholders may request a paper copy by going online at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided.

Requests for paper copies should be made as soon as possible but must be received no later than April 6, 2022, in order to allow sufficient time for Shareholders to receive and review the Meeting materials and return the proxy form or voting instruction form prior to the proxy deadline.

Shareholders who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy (or voting instruction form, as applicable) and return it, in the envelope provided, to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so that it is received no later than 11:00 a.m. (Calgary time) on April 26, 2022, or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

TransAlta Corporation | 2022 Management Proxy Circular	9

General Information

This Management Proxy Circular (“Proxy Circular”) is dated March 18, 2022, and is provided to Shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta”, “Company”, “we” and “our”) and the Board of Directors of the Company (the “Board”) for use at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”), to be held at 11:00 a.m. (Calgary time) on April 28, 2022, or any adjournment or postponement thereof.

This Proxy Circular was provided to you because at the close of business on March 18, 2022, the record date set for the Meeting, you owned TransAlta common shares. As a Shareholder, you have the right to attend the Meeting and vote your TransAlta common shares in person or by proxy, as more fully described under “How to Vote” further below.

Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, fax, email, in person, over the Internet, by oral communication or other means of communication by the directors, officers, employees, consultants or agents of the Company and its subsidiaries, at no additional compensation. All costs associated with the solicitation of proxies by or on behalf of the Company will be borne by the Company.

TransAlta may use the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their common shares over the telephone.

You will find additional information regarding our business in our annual information form for the fiscal year ended December 31, 2021, as well as our audited consolidated financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2021. Copies of these documents along with our other public documents are available on our website at www.transalta.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system at www.sec.gov.

Unless stated otherwise, the information in this Proxy Circular is as of March 18, 2022, and all dollar amounts are expressed in Canadian dollars.

TransAlta Corporation | 2022 Management Proxy Circular	10

About Our Shareholder Meeting

To transact business at the Meeting, we must have at least two persons holding or representing by proxy not less than 25% of the outstanding common shares entitled to be voted at the Meeting.

Who Can Vote at the Meeting

If you held common shares at the close of business on March 18, 2022 (the “Record Date”), you are entitled to attend the Meeting, or any adjournment or postponement thereof, and vote your common shares. Each TransAlta common share represents one vote.

At the close of business on March 18, 2022, there were 271,678,482 common shares issued and outstanding. Our common shares trade under the symbol “TA” on the Toronto Stock Exchange (“TSX”) and under the symbol “TAC” on the New York Stock Exchange (“NYSE”). As of the close of business on March 18, 2022, we also had 9,629,913 Series A preferred shares, 2,370,087 Series B preferred shares, 11,000,000 Series C preferred shares, 9,000,000 Series E preferred shares, 6,600,000 Series G preferred shares and 400,000 Series I preferred shares issued and outstanding. Our Series A, B, C, E and G preferred shares trade under the symbols TA.PR.D, TA.PR.E, TA.PR.F, TA.PR.H, and TA.PR.J, respectively, on the TSX. All of the outstanding Series I preferred shares are held by an affiliate of Brookfield Asset Management Inc. and are not publicly traded. The holders of our preferred shares do not have rights to receive notice of, to attend, or to vote at the Meeting.

Principal Shareholders

To the knowledge of our directors and officers, the below table sets out the only persons, firms or corporations, owning of record or beneficially, controlling or directing, directly or indirectly, 10% or more of the issued and outstanding common shares:

Name of Holder	Type of Ownership	Number of Voting Securities Owned(1)	Percentage of Outstanding Voting Securities Owned
RBC Global Asset Management Inc.	Direct / Indirect	38,876,165 Common Shares(1)	14.31%
Brookfield Asset Management Inc.	Direct / Indirect	35,425,696 Common Shares(2)	13.04%

Notes:

(1)	Information as at December 31, 2021, based on most recent Schedule 13G/A filed by RBC Global Asset Management Inc. on February 15, 2022.
(2)	Information as at March 18, 2022, based on reports filed by affiliates of Brookfield Asset Management Inc. on the System for Electronic Disclosure by Insiders at www.sedi.ca.

TransAlta Corporation | 2022 Management Proxy Circular	11

Mailing and Availability of Proxy Circular and Annual Report

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice-and-Access”) for distribution of the Meeting materials and the Company’s annual report, consisting of the audited consolidated financial statements for the fiscal year ended December 31, 2021, together with the auditor’s report therein and related management’s discussion and analysis, to both registered and beneficial Shareholders (collectively the “Annual Report”). Notice-and-Access allows the Company to post electronic versions of these materials on SEDAR and on its website at www.transalta.com/investor-centre/reports-and-filings, rather than mailing paper copies to registered and beneficial Shareholders. Under Notice-and-Access, instead of receiving printed copies of the Meeting materials and Annual Report, registered and beneficial Shareholders receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well information on how they can access the Meeting materials and Annual Report electronically.

The Meeting materials will be available at www.envisionreports.com/ZTMQ2022 on or about March 23, 2022. The Meeting materials and Annual Report will also be available on the Company’s website at www.transalta.com/investor-centre/reports-and-filings and on its SEDAR profile at www.sedar.com on or about March 23, 2022. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use, and it will also reduce the Company’s printing and mailing costs. It also helps expedite our Shareholders’ receipt of our Meeting materials. Shareholders are reminded to review the Meeting materials prior to voting.

If you would prefer to receive a paper copy of the Meeting materials or Annual Report, free of charge, or if you have any questions regarding Notice-and-Access, you can contact our transfer agent, Computershare Trust Company of Canada, at 1-866-962-0498. Requests for paper copies should be made as soon as possible but must be received no later than April 6, 2022, in order to allow sufficient time for Shareholders to receive and review the Meeting materials and return the proxy form or voting instruction form prior to the proxy deadline. Beneficial Shareholders may request a paper copy by going online at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided.

Shareholders who are unable to attend the Meeting are requested to complete, date and sign the form of proxy (or voting instruction form, as applicable) and return it to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so that it is received no later than 11:00 a.m. (Calgary time) on April 26, 2022, or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

If you are a registered Shareholder and you (i) do not wish to receive our Annual Report next year; or (ii) wish to receive interim reports, please fill out and return the Registered Shareholder Form included in the Meeting materials. If you are a beneficial Shareholder and returned last year’s form requesting a copy of our annual or interim reports, you received copies of one or all of the documents requested. You will be asked again this year whether or not you wish to receive these documents for 2022. If you would like to receive these documents, please fill out and return the Beneficial Shareholder Form included in the Meeting materials.

You will find additional information regarding our business in our annual information form for the fiscal year ended December 31, 2021, and our financial information is provided in our audited consolidated financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2021. Copies of these documents along with our other public documents are available on our website at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Communicating with the Board

Our Board values open dialogue and welcomes advice from our Shareholders. Our Board has adopted a Shareholder Engagement Policy that is intended to encourage and facilitate Shareholders expressing their views on strategic, governance and other matters directly to the Board. Our Board also encourages Shareholder participation at our annual Shareholder meetings. Further details about our Shareholder Engagement Policy and our Shareholder engagement practices are discussed beginning on page 60 under “Governance – Shareholder Engagement”. At the Meeting, Registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) will be able to ask questions of the Chair of the Board as well as our President and Chief Executive Officer (“CEO”). In between Shareholder meetings, the Company supports an open and transparent process for Shareholders to contact the Board, including the chairs of the Board committees, through the office of the Corporate Secretary or at the email listed below.

Shareholders may communicate directly with the Board or any Board members by directing their correspondence to the Board by mail or by email as follows by marking it “Confidential – Board-Shareholder Engagement”:

Corporate Secretary
TransAlta Corporation
110 – 12th Avenue SW
Box 1900, Station “M”
Calgary, Alberta T2P 2M1

Or:

corporate_secretary@transalta.com

TransAlta Corporation | 2022 Management Proxy Circular	12

Reporting Concerns

The Board, through the oversight of the Audit, Finance and Risk Committee (“AFRC”), has established several options for employees, contractors, Shareholders, suppliers, and other stakeholders to report any accounting irregularities, ethical violations or any other matters they wish to bring to the attention of the Board. The AFRC may be contacted by:

Webpage (Internet portal) at www.transalta.com/ethics-helpline; or

A confidential, anonymous voicemail on TransAlta’s Ethics Helpline at 1-855-374-3801 (US/Canada) and 1-800-40-5308 (Australia); or

Mail addressed to:

Internal Audit TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1	or	Chair of the AFRC Subject Matter “003” TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1

Further details about our Whistleblower Policy are discussed beginning on page 46 under “Governance – Our Ethical Commitment – Whistleblower Procedures”.

Shareholder Proposals

The Canada Business Corporations Act (“CBCA”) permits eligible Shareholders to submit shareholder proposals for consideration at each annual meeting of Shareholders. The final date for submission of proposals by Shareholders to the Company for inclusion in the Proxy Circular in connection with the 2023 annual meeting of Shareholders is December 18, 2022. All proposals must be sent by registered mail to:

TransAlta Corporation

Attention: Corporate Secretary

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta T2P 2M1

TransAlta Corporation | 2022 Management Proxy Circular	13

How to Vote

Voting at the Meeting

Registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the Meeting online will be able to listen to the Meeting, ask questions and vote at the Meeting by completing a ballot that will be made available online during the Meeting, all in real time, provided that they are connected to the Internet. Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the Meeting. This is because the Company and our transfer agent, Computershare Trust Company of Canada (“Computershare”), do not have a record of the non-registered Shareholders, and, as a result, have no knowledge of non-registered shareholdings or entitlements to vote unless non-registered Shareholders appoint themselves as proxyholder.

If you are a registered Shareholder and wish to appoint a third-party proxyholder to vote on your behalf at the Meeting, you must appoint such proxyholder by inserting their name in the space provided on the form of proxy sent to you and follow all of the instructions therein, within the prescribed deadline. Registered Shareholders wishing to appoint a third-party proxyholder (other than the TransAlta representative proxyholders indicated on the form of proxy) must ALSO register their proxyholders at http://www.computershare.com/TransAlta (reference Client ID of ZTMQ).

If you are a non-registered Shareholder and wish to vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and follow all of the applicable instructions, within the prescribed deadline, provided by your intermediary AND then register yourself as proxyholder at http://www.computershare.com/TransAlta (reference Client ID of ZTMQ). After you register, Computershare will provide you with a Control Number via email. Please contact your intermediary as soon as possible to determine what additional procedures must be followed to appoint yourself or a third party as your proxyholder (including whether to obtain a separate valid legal form of proxy from your intermediary if you are located outside of Canada).

In all cases, all proxies must be received and all proxyholders must be registered before 11:00 a.m. (Calgary time) on April 26, 2022, or, in the case of adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting in order to participate and vote at the Meeting.

The Meeting will be held in a virtual-only format and can be accessed by logging in online at https://web.lumiagm.com/425458825. We recommend that you log in at least one hour before the Meeting begins.

•	Click “Login” and then enter your Control Number (see below) and Password “transalta2022” (case sensitive); OR

•	Click “Guest” and then complete the online form.

If you are a registered Shareholder, the control number located on the form of proxy or in the email notification you received is your Control Number. If you duly appoint a third-party proxyholder, Computershare will provide such proxyholder with a Control Number by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in this notice. Registration of third-party proxyholders as described above is an additional step that must be completed in order for proxyholders to attend and participate at the Meeting. Without a Control Number, proxyholders will not be able to ask questions or vote at the Meeting but will be able to listen as a guest.

The Meeting will be available through an HTML client for mobile web and compatible with the latest versions of Chrome, Firefox, Edge and Safari. If you are having technical difficulties in joining the Meeting or participating during the Meeting, there will be live chat or support on the Lumi Global meeting platform that can assist with inquiries. It is also recommended that you obtain live event support by contacting our transfer agent and registrar, Computershare Trust Company of Canada, at 1-800-564-6253. If you continue to experience issues after following the advice given, please contact support@lumiglobal.com or “raise a ticket”. When you contact support at Lumi Global, please ensure you have the following information available in order for Lumi Global to help you as quickly as possible: Event Name, Meeting ID, Username, Control Number, Issue.

If you attend the Meeting online, it is important that you remain connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure. If you have questions regarding your ability to participate or vote at the Meeting, please contact Computershare at 1-800-564-6253.

If you do not wish to vote at the Meeting, please refer to the Meeting materials (which are also accessible electronically) for information on how to vote by appointing a proxyholder, submitting a proxy or, in the case of a non-registered Shareholder, through an intermediary. Voting by proxy is the easiest way to vote, as it enables someone else to vote on your behalf. Voting in advance of the Meeting is available via the means described in your proxy or voting instruction form and our Meeting materials.

TransAlta Corporation | 2022 Management Proxy Circular	14

Appointing a Proxyholder

Use the form of proxy (the “Proxy”) to appoint a proxyholder. By appointing a proxyholder, you are giving someone else the authority to attend the Meeting and vote for you.

Questions?
Contact our registrar and transfer agent, Computershare Trust Company of Canada, at 1-800-564-6253.

Please note that you can appoint anyone to be your proxyholder. This person does not need to be a Shareholder of TransAlta or the TransAlta representatives named in the Proxy. To appoint somebody else as your proxyholder, cross out the printed names on the Proxy and insert the name of the person you wish to act as your proxyholder in the blank space provided AND follow the instructions set out above to register your proxyholder at http://www.computershare.com/TransAlta (reference Client ID of ZTMQ). Please indicate the way you wish to vote on each item of business. Your proxyholder must vote your shares in accordance with your instructions at the Meeting. Please ensure that the person you appoint is aware that they have been appointed and attends the Meeting by following the instructions set out above. If your proxyholder does not attend the Meeting, your shares will not be voted.

If you returned your signed Proxy and did not appoint anyone to be your proxyholder, John P. Dielwart, Chair of the Board, and John H. Kousinioris, President and Chief Executive Officer of TransAlta, have agreed to act as your proxyholder to vote or withhold from voting your shares at the Meeting in accordance with your instructions.

If you decide to appoint John P. Dielwart and John H. Kousinioris as your proxyholders, and do not indicate how you want to vote, they will vote as follows:

•	FOR electing each of TransAlta’s 12 nominated directors;

•	FOR reappointing Ernst & Young LLP as the auditors and authorizing the Board to fix their remuneration;

•	FOR the non-binding advisory vote on our approach to executive compensation; and

•	FOR the ordinary resolution continuing, amending, restating and approving the Company’s Amended and Restated Shareholder Rights Plan.

On any ballot that may be called for, the common shares represented by Proxies in favour of management’s proxyholders named in the Proxy or voting instruction form will be voted for, withheld from voting or voted against, as applicable, each of the matters outlined in the Notice of Annual and Special Meeting, in each case, in accordance with the specifications made by each Shareholder, and if a Shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. The Proxy confers discretionary authority upon the named proxyholder in respect of amendments to or variations of matters identified in the Notice of Annual and Special Meeting and any other matters that may properly come before the Meeting or any adjournment or postponement thereof.

TransAlta Corporation | 2022 Management Proxy Circular	15

Voting by Proxy

Use the Proxy to vote your shares. If you do not plan to attend the Meeting, or have your proxyholder attend, you may vote as follows:

By Mail	•	complete, date and sign the Proxy in accordance with the instructions included on the Proxy; and
	•	return the completed Proxy in the envelope provided to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1.

By Telephone	•	call 1-866-732-8683 from a touch-tone phone and follow the voice instructions;
	•	refer to the Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner of the Proxy; and
	•	convey your voting instructions by use of touch-tone selections over the telephone.

By Internet	•	access the website www.proxyvote.com and follow the instructions;
	•	refer to the Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner of the Proxy; and
	•	convey your voting instructions electronically over the Internet.

Please note that you cannot appoint anyone other than the director and officer named on your Proxy as your proxyholder if you vote by telephone.

Please note that your Proxy and voting instructions must be received before 11:00 a.m. (Calgary time) on April 26, 2022, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. We reserve the right to accept late Proxies and to waive the proxy cut-off deadline, with or without notice, but we are under no obligation to accept or reject any particular late Proxy.

Changing Your Vote

You can change a vote you made by Proxy provided such change is received before 11:00 a.m. (Calgary time) on April 26, 2022, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting by either:

•	submitting a new Proxy that is dated later than the Proxy previously submitted and mailing it to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1;

•	voting again by telephone or the Internet; or

•	any other means permitted by applicable law.

You can revoke a vote you made by Proxy by:

•	submitting by mail a notice of revocation executed by you or by your attorney, or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. Your notice of revocation must be received before 11:00 a.m. (Calgary time) on April 26, 2022, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting.

Asking Questions at the Meeting

Registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the Meeting online will be able to ask questions at the Meeting. Questions or comments can be submitted in the text box (chat feature) of the webcast platform throughout the Meeting. Written questions or comments submitted through the text box of the webcast platform will be read or summarized by a representative of the Company, after which the Chair of the Meeting will respond or direct the question to the appropriate person to respond. If several questions relate to the same or a very similar topic, we may choose to group such questions and indicate that similar questions were received.

These procedures may vary from time to time depending on logistics and with a view to following best governance practices. A representative of the Company will provide an overview of these procedures before the Meeting is called to order.

TransAlta Corporation | 2022 Management Proxy Circular	16

Additional Information for Beneficial Shareholders

You are a beneficial Shareholder (“Beneficial Shareholder”) if your common shares are registered in the name of an intermediary and your certificate is held with a bank, trust company, securities broker, trustee or other institution (each, an “Intermediary”). TransAlta common shares beneficially owned by a Beneficial Shareholder are registered either: (i) in the name of an Intermediary that the Beneficial Shareholder deals with in respect of the TransAlta common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

The Company has distributed copies of the Notice-and-Access notification to the Intermediaries and clearing agencies for distribution to Beneficial Shareholders. The Company will pay for an Intermediary to deliver the Notice-and-Access notification (and printed copies of the Meeting materials, if requested) to objecting Beneficial Shareholders.

If you are a Beneficial Shareholder, your package includes a voting instruction form. Beneficial Shareholders should follow carefully the instructions provided in the voting instruction form by using one of the described methods provided to vote their TransAlta common shares. The voting instruction form is similar to a form of proxy; however, it can only instruct the registered Shareholder how to vote your shares.

As the Beneficial Shareholder, you may:

Option 1. Vote through your Intermediary

If you wish to vote through your Intermediary, follow the instructions on the proxy or voting instruction form provided by your Intermediary. Your Intermediary is required to ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive a voting instruction form. Alternatively, you may receive from your Intermediary a pre-authorized proxy indicating the number of common shares to be voted, which you should complete, sign, date and return as directed on the proxy.

Option 2. Vote at the meeting or by proxy

We do not have access to the names or holdings of our non-registered Shareholders. That means you can only vote your common shares at the Meeting if you have previously appointed yourself as the proxyholder for your common shares. If you wish to vote at the Meeting, appoint yourself as your proxyholder by writing your own name in the space provided on the proxy or voting instruction form provided by your Intermediary AND following the instructions under “How to Vote — Voting at the Meeting” above to register yourself as proxyholder. Do not complete the voting section on the proxy or voting instruction form as your vote will be taken at the Meeting and return the proxy or voting instruction form to your Intermediary in the envelope provided. You may also appoint someone else as the proxyholder for your common shares by printing their name in the space in the proxy or voting instruction form provided by your Intermediary, submitting it as directed on the form AND following the instructions under “How to Vote — Voting at the Meeting” above to register that person as you proxyholder. Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting. Your proxyholder must vote your shares in accordance with your instructions at the Meeting. Please ensure that the person you appoint is aware that they have been appointed and attends the Meeting. If your proxyholder does not attend the Meeting, your shares will not be voted. The proxy or voting instruction form confers discretionary authority upon the named proxyholder in respect of amendments to or variations of matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting or any adjournment or postponement thereof.

Please note that if you are a US Beneficial Shareholder and you wish to attend the Meeting and vote your shares, you must follow the instructions on the back of your proxy or voting instruction form to obtain a legal proxy. Once you have received your legal proxy, you will need to submit and deliver it to the Company or its registrar and transfer agent, Computershare Trust Company of Canada, prior to the proxy deposit date in order to vote your shares.

Option 3. Vote by telephone or the Internet

If you wish to vote by telephone or the Internet, follow the instructions for telephone or the Internet voting on the proxy or voting instruction form provided by your Intermediary. TransAlta may use the Broadridge QuickVote™ service to assist Beneficial Shareholders with voting their common shares over the telephone.

TransAlta Corporation | 2022 Management Proxy Circular	17

Deadline for Voting

Whether Beneficial Shareholders vote by mail, telephone or the Internet, your proxy (or voting instruction form) must be received by our transfer agent, Computershare Trust Company of Canada, or the Company or its agents, by no later than 11:00 a.m. (Calgary time) on April 26, 2022, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting. All required voting instructions must be submitted to your Intermediary sufficiently in advance of this deadline to allow your Intermediary time to forward this information to our transfer agent, Computershare Trust Company of Canada, or the Company or its agents, prior to the proxy voting deadline. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting, without notice.

We reserve the right to accept late proxies and to waive the Proxy cut-off deadline, with or without notice, but we are under no obligation to accept or reject any particular late proxy (or voting instruction form).

Changing Your Vote

If you have voted through your Intermediary and would like to change or revoke your vote, contact your Intermediary to discuss whether this is possible and what procedures you need to follow. The change or revocation of voting instructions by a Beneficial Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline prescribed in the proxy or voting instruction form by the Intermediary or its service company to ensure it is given effect in respect of the Meeting.

TransAlta Corporation | 2022 Management Proxy Circular	18

Business of the Meeting

There are five items of business to be considered at the Meeting:

1.                  Election of Directors

TransAlta’s Articles of Amalgamation (the “Articles”) allow the Company to have not less than three and not more than 19 directors. Our Board considers annually the number of directors required. The Board has determined that between nine and 14 directors are currently required in order to provide for effective decision-making, staffing of Board committees and to address succession planning requirements.

Nominees

Each of the director nominees has indicated their willingness to serve as a director. Each of the proposed nominees, with the exception of John H. Kousinioris, President and Chief Executive Officer, who is also “independent” within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices.

If elected, each director will serve until the next annual meeting of Shareholders or until their successor is elected or appointed. Our directors are elected annually, individually, and by majority vote. Our majority voting policy is described under “— Our Policy on Majority Voting” below. We believe our Board should reflect the right balance between those directors who have skills and experience necessary to ensure our business and strategies can be executed upon and those who have the technical, industry, operating, financial, business and other competencies to maximize effective decision-making. A skills and expertise matrix outlining the combined skills and experience of our director nominees is included below under “Skills Matrix” on page 36 of this Proxy Circular. We also strive to maintain a diversity of experiences and perspectives on our Board, having regard to our skills matrix and our Board and Workforce Diversity Policy. Our Board and Workforce Diversity Policy is described under “Governance — Board Characteristics — Diversity” on page 54 of this Proxy Circular.

The directors being nominated for election at the Meeting in 2022 are:

(i)	Rona H. Ambrose	(vii)	Thomas M. O’Flynn
(ii)	John P. Dielwart	(viii)	Beverlee F. Park
(iii)	Alan J. Fohrer	(ix)	Bryan D. Pinney
(iv)	Laura W. Folse	(x)	James Reid
(v)	Harry A. Goldgut	(xi)	Sandra R. Sharman
(vi)	John H. Kousinioris	(xii)	Sarah A. Slusser

Vote FOR the TransAlta director nominees on the Proxy today. The Board recommends a vote FOR all 12 director nominees. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR each of the 12 director nominees listed above.

The biographies of our nominees for election to the Board are listed in the following section.

TransAlta Corporation | 2022 Management Proxy Circular	19

Rona H. Ambrose(1)

Age: 52

Alberta, Canada

Director Since:  2017

Independent

Top Four Relevant Competencies:

–	Government Affairs
–	Legal and Regulatory
–	Technology / Telecommunications
–	Environment / Climate Change

Deputy Chairwomen, TD Securities. Ms. Ambrose is the Deputy Chairwoman of TD Securities. She was the former Leader of Canada’s Official Opposition in the House of Commons and former leader of the Conservative Party of Canada. As a key member of the federal cabinet for a decade, she solved problems as a minister of the Crown across nine government departments, including serving as Vice Chair of the Treasury Board for several years and Chair of the cabinet committee for public safety, justice and Indigenous issues. As the former environment minister responsible for the greenhouse gas (“GHG”) regulatory regime in place across several industrial sectors, she understands the challenges facing the fossil fuel industry.

Ms. Ambrose was personally responsible for the development of several federal policies, ranging from industrial strategies in military procurement to health innovation to improvements to sexual assault laws. She is a passionate advocate for women in Canada and around the world and led the global movement to create the “International Day of the Girl” at the United Nations. She was also responsible for ensuring that Indigenous women in Canada were granted equal matrimonial rights. She successfully fought for the creation of a Canadian refugee program to bring Yazidi women and girls who have been sexually enslaved by ISIS to safety in Canada.

She is a Global Fellow at the Wilson Centre Canada Institute in Washington, DC, serves on the advisory board of the Canadian Global Affairs Institute and is a director of Coril Holdings Ltd. and Andlauer Healthcare Group. She is also the Chair of the Women’s Council of Canada. She has a Bachelor of Arts from the University of Victoria and a Master of Arts from the University of Alberta. She is also a graduate of the Harvard Kennedy School of Government Senior Leaders Program.

Ms. Ambrose has an extensive track record of strong leadership acquired through a wide range of experience at the most senior levels of the Canadian government. Ms. Ambrose’s extensive public policy experience and demonstrated ability to bring people of divergent views together for a common purpose adds strength to our Board and the Company. Accordingly, the Board recommends that Shareholders vote FOR Ms. Ambrose’s re-election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2021
Board of Directors	11 of 11
Governance, Safety and Sustainability Committee (Chair)	5 of 5	100%	$176,500
Human Resources Committee	7 of 7

Securities held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2021	8,897	51,603	60,500	$827,640
2020	8,897	44,389	53,286	$489,165	Meets
2019	7,897	23,776	31,673	$286,324

Other Public Board Directorships and Committee Memberships

Company	Committee
Andlauer Healthcare Group	Audit; Compensation, Nominating & Governance

Public Board Interlocks

None

Prior Year’s Voting Results:  Voting Results of 2021 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
182,167,298	99.15%	1,559,128	0.85%

TransAlta Corporation | 2022 Management Proxy Circular	20

John P. Dielwart(1)

Age: 69

Alberta, Canada

Director Since:  2014

Independent

Top Four Relevant Competencies:

–	Engineering and Technical
–	Legal and Regulatory
–	Environment / Climate Change
–	M&A / Organizational Change

Corporate Director. Mr. Dielwart is the Chair of the Board. Mr. Dielwart was formerly CEO of ARC Resources Ltd. He oversaw the growth of ARC Resources Ltd. from start-up in 1996 to a company with a total capitalization of approximately $10 billion at the time of his retirement. After his retirement from ARC Resources Ltd. on January 1, 2013, Mr. Dielwart re-joined ARC Financial Corp. (“ARC Financial”) as Vice-Chairman and Partner. ARC Financial is Canada’s leading energy-focused private equity manager. In 2020, Mr. Dielwart resigned from the Board of ARC Financial but remained as Partner and member of ARC Financial’s Investment and Governance committees, and currently represents ARC Financial on the board of Aspenleaf Energy Limited.

Mr. Dielwart has a Bachelor of Science with distinction (civil engineering) from the University of Calgary. He is a member of the Association of Professional Engineers and Geoscientists of Alberta and is a past-Chairman of the Board of Governors of the Canadian Association of Petroleum Producers. In 2015, Mr. Dielwart was inducted into the Calgary Business Hall of Fame and in 2018 he received the Oil and Gas Council’s Canadian Lifetime Achievement Award.

The Board believes that Mr. Dielwart is a diligent, independent director who provides the Company with a wealth of experience in leadership, finance and entrepreneurship along with a strong understanding of the commodity markets in which we operate, specifically the oil and gas markets. Accordingly, the Board recommends that Shareholders vote FOR Mr. Dielwart’s re-election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2021
Board of Directors (Chair of the Board)	11 of 11
Special Committee(4)	6 of 6	100%	$333,000

Securities held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2021	30,720	124,561	155,281	$2,124,244
2020	17,225	122,696	139,921	$1,284,475	Meets
2019	—	120,210	120,210	$1,086,698

Other Public Board Directorships and Committee Memberships

Company	Committee
Crescent Point Energy Corp.	Reserves; Environmental, Health and Safety (Chair)

Public Board Interlocks

None

Prior Year’s Voting Results:  Voting Results of 2021 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
183,271,407	99.77%	422,019	0.23%

TransAlta Corporation | 2022 Management Proxy Circular	21

Alan J. Fohrer

Age: 71

California, US

Director Since:  2013

Independent

Top Four Relevant Competencies:

–	Accounting, Finance and Tax
–	Engineering and Technical
–	Electric Energy / Utility
–	International Operations

Corporate Director. Mr. Fohrer is the former Chairman and CEO of Southern California Edison Company (“SCE”), a subsidiary of Edison International (“Edison”) one of the largest electric utilities in the US. He was elected CEO in 2002 and Chairman in 2007. In 2000, Mr. Fohrer was elected as President and Chief Executive Officer of Edison Mission Energy (“EME”), a subsidiary of Edison that owns and operates independent power facilities. During his tenure at EME, Mr. Fohrer restructured a number of international projects, which enhanced the value of the assets sold in subsequent years. Mr. Fohrer also served as Executive Vice-President and CFO of both Edison and SCE from 1995 to 1999. After 37 years with Edison, Mr. Fohrer retired in December 2010.

Mr. Fohrer currently sits on the board of PNM Resources, Inc., a publicly held energy holding company. He is also a member of the Viterbi School of Engineering Board of Councilors for the University of Southern California and Chair of the California Science Center Foundation.

Mr. Fohrer has served on boards of directors of the Institute of Nuclear Power Operations, the California Chamber of Commerce, Duratek, Inc., Osmose Utilities Services, Inc., MWH, Inc., Blue Shield of California and Synagro, a private waste management company.

Mr. Fohrer holds a Master of Science in civil engineering from the University of Southern California, Los Angeles, as well as a Master of Business Administration from California State University in Los Angeles.

Mr. Fohrer brings to the Company and the Board experience in accounting, finance and the power industry from both a regulated and deregulated market perspective. Accordingly, the Board recommends that Shareholders vote FOR Mr. Fohrer’s re-election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2021
Board of Directors	11 of 11
Audit, Finance and Risk Committee	8 of 8	100%	$204,168	(5)
Governance, Safety and Sustainability Committee	5 of 5

Securities held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2021	6,398	120,352	126,750	$1,733,940
2020	6,398	110,479	116,877	$1,072,931	Meets
2019	6,398	95,053	101,451	$917,117

Other Public Board Directorships and Committee Memberships

Company	Committee
PNM Resources, Inc.	Audit and Ethics (Chair); Nominating & Governance

Public Board Interlocks

None

Prior Year’s Voting Results:  Voting Results of 2021 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
183,128,587	99.67%	597,839	0.33%

TransAlta Corporation | 2022 Management Proxy Circular	22

Laura W. Folse

Age: 63

Texas, US

Director Since:  2021

Independent

Top Four Relevant Competencies:

–	Risk Management
–	HR / Compensation
–	Electric Energy / Utility
–	Engineering and Technical

Corporate Director. Ms. Folse is the former CEO of BP Wind Energy North America Inc (“BP Wind Energy”). As CEO for BP Wind Energy she led a business with over 500 employees and contractors and comprised of 14 wind farms across eight states with an operating capacity of over 2.5 gigawatts.

Prior to her role as CEO of BP Wind Energy, she served at BP p.l.c. as Executive VP, Science, Technology, Environment and Regulatory Affairs, in which she led the operational, scientific and technological programs within the multibillion dollar cleanup and restoration effort in response to the 2010 BP Macondo well explosion off the coast of Louisiana. At its peak, the cleanup project team that she led consisted of over 45,000 people working across five US Gulf and Mexico states. She successfully negotiated with federal, state, and local government officials to implement and conclude the offshore and onshore clean-up efforts. Prior thereto, she held numerous leadership roles with increasing responsibility and complexity within BP p.l.c.

Ms. Folse has a Master of Management in Business from Stanford University, a Master of Science in Geology from the University of Alabama and a Bachelor of Science in Geology from Auburn University.

Ms. Folse is a Board member for the Auburn University College of Arts & Sciences and was a Board member for the American Wind Energy Association from 2016 to 2019.

Ms. Folse brings to the Company and the Board experience in corporate risk management, large-scale crisis management, leveraging data analysis, leading large and complex organizations, and driving cultural change while realizing improvements in safety, operational and financial performance. Accordingly, the Board recommends that Shareholders vote FOR Ms. Folse’s re-election to the Board.

Board/Committee Membership (6)	Attendance	Attendance Total	Value of Compensation Received in 2021
Board of Directors	9 of 9
Governance, Safety and Sustainability Committee	2 of 2	100%	$147,070	(5)
Investment Performance Committee (Chair)	7 of 7

Securities held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2021	—	5,215	5,215	$71,341	On Track

Other Public Board Directorships and Committee Memberships

Company	Committee
None	N/A

Public Board Interlocks

None

Prior Year’s Voting Results:  Voting Results of 2021 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
183,225,650	99.73%	500,777	0.27%

TransAlta Corporation | 2022 Management Proxy Circular	23

Harry A. Goldgut(1)

Age: 66

Ontario, Canada

Director Since:  2019

Independent

Top Four Relevant Competencies:

–	Legal and Regulatory
–	M&A / Organizational Change
–	Government Affairs
–	Electric Energy / Utility

Vice Chair, Brookfield Asset Management Inc. Mr. Goldgut is Vice Chair of Brookfield’s Renewable Power and Infrastructure Groups and provides strategic advice related to Brookfield’s open-end Infrastructure Fund. Mr. Goldgut is also one of two Brookfield nominees to the Board pursuant to the Investment Agreement (as defined below) between TransAlta and an affiliate of Brookfield discussed under “Governance – Board Characteristics – Independence of Directors”.

Mr. Goldgut was the CEO or Co-CEO and Chairman of Brookfield Renewable Power Inc., from 2000 to 2008, and thereafter, until 2015, he was Chairman of Brookfield’s Power and Utilities Group. From 2015 to 2018, he served as Executive Chairman of Brookfield’s Infrastructure and Power Groups. He joined Brookfield in 1997 and led the expansion of Brookfield’s renewable power and utilities operations. He has had primary responsibility for strategic initiatives, acquisitions and senior regulatory relationships. He was responsible for the acquisition of the majority of Brookfield’s renewable power assets. He also played a role in the restructuring of the electricity industry in Ontario as a member of several governmental committees, including the Electricity Market Design Committee, the Minister of Energy’s Advisory Committee, the Clean Energy Task Force, the Ontario Energy Board Chair’s Advisory Roundtable and the Ontario Independent Electricity Operator CEO Roundtable on Market Renewal.

Mr. Goldgut also serves on the Boards of Directors of Isagen S.A. ESP, the third-largest power generation company in Colombia, and the Princess Margaret Cancer Foundation. Mr. Goldgut holds a Bachelor of Laws degree from Osgoode Hall Law School at York University.

Mr. Goldgut brings to the Company and the Board extensive experience in regulatory and government affairs, as well as experience in acquiring and operating renewable energy assets. Mr. Goldgut’s background in renewable energy provides important insight to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Goldgut’s re-election to the Board.

Board/Committee Membership(7)	Attendance	Attendance Total	Value of Compensation Received in 2021
Board of Directors	8 of 8
Investment Performance Committee	10 of 10	100%	$160,000	(8)

Securities held as at December 31 of respective year

Year	Common Shares		Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2021	91,740	(8)	—	91,740	$1,255,003
2020	65,579	(8)	—	65,579	$602,015	Meets(9)
2019	12,289	(8)	—	12,289	$111,097

Other Public Board Directorships and Committee Memberships

Company	Committee
None	N/A

Public Board Interlocks

None

Prior Year’s Voting Results:  Voting Results of 2021 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
183,192,620	99.71%	533,807	0.29%

TransAlta Corporation | 2022 Management Proxy Circular	24

John H. Kousinioris(1)(11)

Age: 57

Alberta, Canada

Director Since:  2021

Non-Independent

Top Four Relevant Competencies:

–	Legal and Regulatory
–	Electric Energy / Utility
–	Environment / Climate Change
–	M&A / Organizational Change

President and CEO of the Company. John Kousinioris was appointed the President and Chief Executive Officer of the Company and joined the Board on April 1, 2021. Prior to his appointment, Mr. Kousinioris served as COO for the Company. As COO, he was responsible for overseeing operations, shared services, commercial, trading, customer solutions, hedging and optimization at the Company. Prior thereto, Mr. Kousinioris was the Company’s Chief Growth Officer and Chief Legal and Compliance Officer. Mr. Kousinioris’ prior leadership roles have provided him with responsibility for almost every aspect of the Company’s business. He was also the President of TransAlta Renewables Inc. until February 5, 2021.

Prior to joining TransAlta, Mr. Kousinioris was a partner and co-head of the corporate commercial department at Bennett Jones LLP. He has 30 years of experience in securities law, mergers and acquisitions and corporate governance matters.

Mr. Kousinioris has a Bachelor of Arts degree (Honours) in Business Administration from the University of Western Ontario, a Master of Business Administration degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School at York University. He has attended the Advanced Management Program at Harvard University. He is also Vice Chair of the Board of Governors of Bow Valley College and a member of the Board of Directors of the Calgary Stampede Foundation.

As President and CEO of the Company, Mr. Kousinioris is responsible for the overall stewardship of the Company, including providing strategic leadership to the Company. Mr. Kousinioris has demonstrated outstanding vision and leadership with an unwavering commitment to the Company’s long-term success. Accordingly, the Board recommends that Shareholders vote FOR Mr. Kousinioris’ re-election to the Board.

Board/Committee Membership(10)	Attendance	Attendance Total	Value of Compensation Received in 2021
Board of Directors	9 of 9	100%	N/A

Securities held as at December 31 of respective year

Year	Common Shares		Share Units		Total	Market Value(2)	Share Ownership Requirement(3)
2021	180,591	(11)	139,316	(12)	319,907	$4,376,328	Meets(13)

Other Public Board Directorships and Committee Memberships

Company	Committee
None	N/A

Public Board Interlocks

None

Prior Year’s Voting Results:  Voting Results of 2021 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
183,255,261	99.74%	471,166	0.26%

TransAlta Corporation | 2022 Management Proxy Circular	25

Thomas M. O’Flynn

Age: 62

New Jersey, US

Director Since:  2021

Independent

Top Four Relevant Competencies:

–	M&A / Organizational Change
–	Accounting, Finance and Tax
–	Risk Management
–	Electric Energy / Utility

Corporate Director. Mr. O’Flynn is currently CFO of Powin Energy, a battery energy storage company. Mr. O’Flynn is also a Venture Partner in Energy Impact Partners, a private energy technology fund investing in high-growth companies in the energy, utility and transportation industries, and also an investor in Powin. Mr. O’Flynn was the CEO and Chief Investment Officer, AES Infrastructure Advisors. Prior thereto he was Executive Vice President and Chief Financial Officer at AES Corporation (“AES”) and responsible for all aspects of global finance and M&A teams across six global regions. During his tenure, Mr. O’Flynn helped lead AES through a significant transformation, including strategic exits of non-core markets, that resulted in improved financial stability and allowed for the redeployment of cash to primary growth markets. AES’s total shareholder return increased 54% during his tenure and its credit rating improved significantly. Mr. O’Flynn was also a key driver in initiating a major transition to renewables and green energy to significantly improve AES’s growth profile and reduce its carbon footprint.

Prior to joining AES, Mr. O’Flynn was with The Blackstone Group Inc. where he was Senior Advisor, Power and Utility Sector, and Chief Operating Officer and Chief Financial Officer of Transmission Developers Inc., a Blackstone-controlled entity that develops innovative power transmission projects in an environmentally responsible manner. Prior thereto he was Executive Vice President and Chief Financial Officer at Public Service Enterprise Group Incorporated and was Head of North American Power at Morgan Stanley.

Mr. O’Flynn has a Bachelor of Arts in Economics from Northwestern University and a Master of Business Administration in Finance from the University of Chicago. He is also an adjunct professor at Northwestern University for a Master’s Program at the Institute for Sustainability and Energy.

Mr. O’Flynn has demonstrated an ability to realize shareholder value through his significant senior executive experience at large electricity companies. He has led successful organizational transformations, including by focusing on acquisitions and greenfield development. Accordingly, the Board recommends that Shareholders vote FOR Mr. O’Flynn’s re-election to the Board.

Board/Committee Membership (14)	Attendance	Attendance Total	Value of Compensation Received in 2021
Board of Directors	9 of 9
Special Committee (4)	6 of 6
Audit, Finance and Risk Committee	6 of 6	100%	$134,627	(5)
Investment Performance Committee	7 of 7

Securities held as at December 31 of respective year

Year	Common Shares	Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2021	5,171	5,215	10,386	$142,080	On Track

Other Public Board Directorships and Committee Memberships

Company	Committee
None	N/A

Public Board Interlocks

None

Prior Year’s Voting Results:  Voting Results of 2021 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
183,241,641	99.74%	484,786	0.26%

TransAlta Corporation | 2022 Management Proxy Circular	26

Beverlee F. Park(1)

Age: 60

British Columbia, Canada

Director Since:  2015

Independent

Top Four Relevant Competencies:

–	Accounting, Finance and Tax
–	HR / Compensation
–	Environment / Climate Change
–	M&A / Organizational Change

Corporate Director. Ms. Park is the Chair of the Audit, Finance and Risk Committee of the Board. Ms. Park was previously a board member of SSR Mining Inc., Teekay LNG Partners, InTransit BC and BC Transmission Corp, where she had chaired the audit committees. Ms. Park has served on a wide range of not-for-profit boards over her career, including the University of British Columbia Board of Governors.

Ms. Park was an executive of TimberWest Forest Corp until her retirement in 2013. While at TimberWest she held several roles including Interim CEO, COO, President of the real estate division and Executive Vice President and CFO. Prior to being at TimberWest, Ms. Park was at BC Hydro and KPMG.

Ms. Park holds a Bachelor of Commerce from McGill University, a Masters in Business Administration from the Simon Fraser University Executive Program and is a Fellow of the Chartered Professional Accountants of British Columbia (FCPA, FCA).

Ms. Park brings to the Company 35 years of experience in a range of industries. Her extensive experience delivering shareholder value together with her strong financial expertise has made her a valuable contributor to the Board. Accordingly, the Board recommends that Shareholders vote FOR Ms. Park’s re-election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2021
Board of Directors	11 of 11
Special Committee(4)	6 of 6
Audit, Finance and Risk Committee (Chair)	8 of 8	100%	$223,000
Human Resources Committee	7 of 7

Securities held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2021	18,739	98,816	117,555	$1,608,152
2020	18,739	90,885	109,624	$1,006,348	Meets
2019	18,739	79,182	97,921	$885,206

Other Public Board Directorships and Committee Memberships

Company	Committee
None	N/A

Public Board Interlocks

None

Prior Year’s Voting Results:  Voting Results of 2021 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
182,286,776	99.22%	1,439,650	0.78%

TransAlta Corporation | 2022 Management Proxy Circular	27

Bryan D. Pinney(1)

Age: 69

Alberta, Canada

Director Since:  2018

Independent

Top Four Relevant Competencies:

–	Accounting, Finance and Tax
–	HR / Compensation
–	Risk Management
–	M&A / Organizational Change

Corporate Director. Mr. Pinney is currently the lead director for North American Construction Group Ltd. and a director of Sundial Growers Inc., a NASDAQ listed company. He is also a director of one private company. Mr. Pinney was also the past chair of the Board of Governors of Mount Royal University and has previously served on a number of non-profit boards.

Mr. Pinney has over 30 years of experience serving many of Canada’s largest corporations, primarily in energy and resources and construction. Mr. Pinney served as Calgary Managing Partner of Deloitte LLP from 2002 through 2007 and as National Managing Partner of Audit & Assurance from 2007 to 2011 and Vice-Chair until June 2015. Mr. Pinney was a past member of Deloitte LLP’s Board of Directors and chair of the Finance and Audit Committee. He was a partner at Andersen LLP and served as Calgary Managing Partner from 1991 through May 2002.

He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.

Mr. Pinney’s extensive leadership accomplishments, financial expertise, knowledge of regulatory and compliance matters and diverse range of industry experience make him an important contributor to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Pinney’s re-election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2021
Board of Directors	11 of 11
Special Committee(4)	6 of 6
Audit, Finance and Risk Committee	8 of 8	100%	$223,000
Human Resources Committee (Chair)	7 of 7

Securities held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2021	20,427	69,633	90,060	$1,232,021
2020	20,427	55,689	76,116	$689,745	Meets
2019	20,427	34,855	55,282	$499,749

Other Public Board Directorships and Committee Memberships

Company	Committee
North American Construction Group Ltd.	Audit (Chair); Human Resources & Compensation
Sundial Growers Inc.	Audit (Chair); Human Resources & Compensation; Nominating and Corporate Governance

Public Board Interlocks

None

Prior Year’s Voting Results:  Voting Results of 2021 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
179,721,863	97.82%	4,004,563	2.18%

TransAlta Corporation | 2022 Management Proxy Circular	28

James Reid(1)

Age: 56

Alberta, Canada

Director Since:  2021

Independent

Top Four Relevant Competencies:

–	Accounting, Finance and Tax
–	International Operations
–	Risk Management
–	M&A / Organizational Change

Corporate Director. Mr. Reid is a former Managing Partner of Brookfield Asset Management Inc., where he led Brookfield’s Private Equity Group located in Calgary, Alberta. In that role he was responsible for originating, evaluating and structuring investments and financings in the energy sector and overseeing operations in Brookfield private equity energy segment. He established Brookfield’s Calgary office in 2003 after spending several years as a Chief Financial Officer for two oil and gas exploration and production companies in Western Canada.

Mr. Reid is also one of two Brookfield nominees to the Board pursuant to the Investment Agreement (as defined below) between TransAlta and an affiliate of Brookfield discussed under “Governance — Board Characteristics — Independence of Directors” below.

Mr. Reid obtained his Chartered Accountant designation at PricewaterhouseCoopers in Toronto and holds a Bachelor of Arts in commerce from the University of Toronto.

Mr. Reid brings to the Company and the Board considerable experience in leadership, finance, mergers and acquisitions and organizational change. His wealth of knowledge in the energy sector and his role with Brookfield, our long-term Shareholder, make him an important addition to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Reid’s re-election to the Board.

Board/Committee Membership(7)	Attendance	Attendance Total	Value of Compensation Received in 2021
Board of Directors	6 of 6
Investment Performance Committee	7 of 7	100%	$105,275	(8)

Securities held as at December 31 of respective year

Year	Common Shares		Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement
2021	91,740	(8)	—	91,740	$1,255,003	Meets(9)

Other Public Board Directorships and Committee Memberships

Company	Committee
CWC Energy Services Corp.	Board Chair
Inter Pipeline Ltd.	Director

Public Board Interlocks

None

Prior Year’s Voting Results:  Voting Results of 2021 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
183,204,466	99.72%	521,960	0.28%

TransAlta Corporation | 2022 Management Proxy Circular	29

Sandra R. Sharman(1)

Age: 59

Ontario, Canada

Director Since:  2020

Independent(15)

Top Four Relevant  Competencies:

–	HR / Compensation
–	M&A / Organizational Change
–	Legal and Regulatory
–	Risk Management

Senior Executive Vice-President and Group Head, People, Culture and Brand, Canadian Imperial Bank of Commerce (“CIBC”). Ms. Sharman leads the Human Resources, Communications, Marketing and Enterprise Real Estate teams at CIBC, supporting execution of business strategy, transforming to a purpose-driven bank and enabling a world-class culture.

Ms. Sharman and her team are responsible for developing and delivering the Global Human Capital Strategy designed to challenge conventional thinking, drive business solutions and shape the culture of the bank. Her key areas of accountabilities also include workplace transformation, compensation and benefits, employee relations, policy and governance, talent management, marketing, corporate real estate, including the bank’s new global headquarters, CIBC Square and all aspects of internal and external communications and public affairs, including government relations and awards.

A proven business leader with over 30 years of human resources and financial services experience in both Canada and the US. Ms. Sharman has played a lead role in shaping an inclusive and collaborative culture at CIBC, focused on empowering and enabling employees to reach their full potential.

Ms. Sharman assumed the leadership of Human Resources at CIBC in 2014 and added accountability for communications and public affairs in 2017. Since then, her portfolio has expanded to encompass purpose, brand, marketing and, most recently, corporate real estate. Ms. Sharman earned her Master of Business Administration from Dalhousie University.

Ms. Sharman’s executive experience and leadership accomplishments within an international and complex business make her an important addition to the Board. Accordingly, the Board recommends that Shareholders vote FOR Ms. Sharman’s re-election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2021
Board of Directors	11 of 11
Governance, Safety and Sustainability Committee	5 of 5	100%	$161,500
Human Resources Committee	7 of 7

Securities held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2021	—	26,441	26,441	$361,713
2020	—	13,144	13,144	$120,662	On Track

Other Public Board Directorships and Committee Memberships

Company	Committee
None	N/A

Public Board Interlocks

None

Prior Year’s Voting Results:  Voting Results of 2021 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
182,045,392	99.09%	1,681,035	0.91%

TransAlta Corporation | 2022 Management Proxy Circular	30

Sarah A. Slusser

Age: 59

Washington, US

Director Since:  2021

Independent

Top Four Relevant

Competencies:
–	Electric Energy / Utilities
–	International Operations
–	M&A / Organizational Change
–	Environment / Climate Change

Chief Executive Officer, Cypress Creek Renewables, LLC. Ms. Slusser is the CEO of Cypress Creek Renewables, LLC (“Cypress Creek”), a solar and storage independent power producer that develops, owns and operates projects in the US Cypress Creek owns a 1,600 MW operating fleet and has a 7,000 MW development pipeline. She joined Cypress Creek Renewables, LLC as CEO in 2019 to reposition the company for sustainable growth. Prior to joining Cypress Creek, she founded Point Reyes Energy Partners LLC, a solar and energy storage advisory and development company, where she provided strategic advice to a number of large companies in the renewable sector. She remains a founding partner of Point Reyes Energy Partners LLC. Prior to this, she co-founded GeoGlobal Energy LLC, a geothermal company in the US, Chile, and Germany, which was sold to its cornerstone investor in 2015.

Before co-founding GeoGlobal Energy LLC, Ms. Slusser worked at AES for 21 years, where she earned increasingly significant leadership roles. She ultimately became a Senior Vice President and Managing Director reporting directly to the CEO and led the corporate Mergers and Acquisitions group for AES. She was President of one of eight divisions of AES that was responsible for all development, construction and operations in the Caribbean, Mexico, and Central America.

Ms. Slusser holds a Bachelor of Arts (cum laude) in geology from Harvard University and a Master of Business Administration from the Yale School of Management. She is a member of the Board of Directors of the Redwood Foundation, a family foundation promoting education and the environment and Our Food Chain, a non-profit promoting healthy eating.

Ms. Slusser’s broad range of experience in the electricity sector at innovative, competitive renewable and traditional electricity companies will provide the Board with significant capital allocation and mergers and acquisitions expertise and makes her a valuable addition to the Board. Accordingly, the Board recommends that Shareholders vote FOR Ms. Slusser’s re-election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2021
Board of Directors	9 of 9
Special Committee (4)	6 of 6
Human Resources Committee(16)	3 of 4	96.2%	$132,730	(5)
Investment Performance Committee(16)	7 of 7

Securities held as at December 31 of respective year

Year	Common Shares	Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2021	—	5,215	5,215	$71,341	On Track

Other Public Board Directorships and Committee Memberships

Company	Committee
None	N/A

Public Board Interlocks

None

Prior Year’s Voting Results:  Voting Results of 2021 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
183,152,906	99.69%	573,521	0.31%

TransAlta Corporation | 2022 Management Proxy Circular	31

Notes:

(1)	Canadian resident.
(2)	The 2019 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days prior to and including December 31, 2019, of $9.04, the 2020 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days prior to and including December 31, 2020, of $9.17, and the 2021 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days prior to and including December 31, 2021, of $13.68. The 20-day weighted average closing price is prescribed in our Director Share Ownership Requirements as the price to be used for determining if share ownership requirements have been met.
(3)	As of December 31, 2021, the five-year minimum shareholding requirement for independent directors is three times the annual retainer for directors ($480,000) and the Chair of the Board ($990,000), which new directors are required to satisfy within prescribed periods of joining the Board. For directors that receive their compensation in US dollars, this share ownership requirement is also in US dollars. See “Compensation — Report on Director Compensation – Share Ownership Requirements of Directors”.
(4)	The Special Committee was established for the purposes of evaluating a potential transaction. See “Governance — The Board’s Mandate — Strategic Planning” below.
(5)	The compensation payable to Mr. Fohrer, Ms. Folse, Mr. O’Flynn and Ms. Slusser is converted to US dollars using the exchange rate on the 13th day of the last month of each compensation quarter. The amounts appearing in this table are in Canadian dollars and reflect the actual amounts paid using the exchange rate on the 13th day of the last month of each compensation quarter.
(6)	Ms. Folse was appointed a member of the Board on May 4, 2021. Ms. Folse joined the Governance, Safety and Sustainability Committee on May 4, 2021. Ms. Folse was appointed Chair of the Investment Performance Committee on May 4, 2021.
(7)	Mr. Goldgut and Mr. Reid are nominees of Brookfield (as defined below) in accordance with the Investment Agreement (as defined below). They are both independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices; however, they do not meet the additional independence requirements prescribed for audit committee members under National Instrument 52-110 — Audit Committees as a result of an affiliate of Brookfield receiving an annual management fee of $1,500,000 for having representatives serve on the hydro operating committee. See “Governance — Board Characteristics — Independence of Directors” below. Neither Mr. Goldgut nor Mr. Reid serve on the AFRC.
(8)	Mr. Goldgut and Mr. Reid have each elected to receive common shares for 100% of their director compensation and have directed the Company to register such common shares to an entity affiliated with Brookfield. To the extent Mr. Goldgut or Mr. Reid are deemed to be the beneficial owner of any such shares, Mr. Goldgut and Mr. Reid expressly disclaim beneficial ownership thereof. In total, 91,740 common shares were registered to an affiliate of Brookfield as of December 31, 2021, pursuant to the directions of Brookfield nominee directors.
(9)	Mr. Goldgut and Mr. Reid are exempt from directly satisfying the share ownership requirement for so long as they are Brookfield nominees on the Board and for so long as Brookfield is in compliance with its obligations under the Investment Agreement.
(10)	Mr. Kousinioris joined the Board on April 1, 2021. Mr. Kousinioris has been the President and CEO of TransAlta since April 1, 2021.
(11)	As at December 31, 2021, Mr. Kousinioris also owned 2,540 common shares of TransAlta Renewables Inc., a public company subsidiary of the Company.
(12)	Mr. Kousinioris’ share units are comprised of eligible shares for purposes of the executive share ownership policy, which consists of common shares, Restricted Share Units (“RSU”) and Officer Deferred Share Units (“ODSU”) (as described under “Compensation Discussion and Analysis — Incentive Plan Awards”). As at December 31, 2021, he held 139,316 RSUs and no ODSUs. In addition, Mr. Kousinioris holds Performance Share Units and options exercisable to acquire common shares. See “Compensation Discussion and Analysis — Incentive Plan Awards”.
(13)	Mr. Kousinioris is subject to the requirements of the executive share ownership policy, requiring that he own and hold five times his base salary as of April 1, 2021. See “Compensation Discussion and Analysis — NEO Share Ownership”.
(14)	Mr. O’Flynn was appointed a member of the Board, the Audit Finance and Risk Committee and the Investment Performance Committee on May 4, 2021.
(15)	Ms. Sharman is independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices; however, she does not meet the additional independence requirements prescribed for audit committee members under National Instrument 52-110 — Audit Committees as a result of CIBC receiving fees from the Company in the ordinary course of business in connection with the provision by CIBC of banking and financial services to the Company. See “Governance – Board Characteristics — Independence of Directors” below.
(16)	Ms. Slusser was appointed a member of the Board on May 4, 2021. Ms. Slusser joined the Human Resources Committee and the Investment Performance Committee on May 4, 2021.

The Board believes that the appointment of each of the 12 nominees to the Board is in the best interests of the Company and unanimously recommends a vote FOR each of the director nominees. Vote FOR the TransAlta director nominees on the Proxy today. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the election of each of these nominees as directors.

TransAlta Corporation | 2022 Management Proxy Circular	32

Our Policy on Majority Voting

The Company’s majority voting policy, which is contained in the General Governance Guidelines for the Board, provides that in an uncontested election of directors at an annual meeting of Shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the total votes cast at the Meeting. If that is not the case, that director must immediately tender their resignation for consideration by the balance of the Board. Absent extenuating circumstances, it is expected that the Board will accept the resignation in a time frame consistent with the interests of the Company and, in any event, within 90 days from the date of the relevant Shareholders’ meeting. The Board will promptly disclose its decision, including the full reasons, if the Board determines not to accept a resignation in a press release and will also inform the TSX. See Appendix “B” to this Proxy Circular for further details regarding our policy on majority voting.

Board Committees and Membership as at December 31, 2021

Committees
	Audit, Finance and Risk (“AFRC”)	Governance, Safety and Sustainability (“GSSC”)	Human Resources (“HRC”)	Investment Performance (“IPC”)
Independent Directors
Rona H. Ambrose		Chair	✓
John P. Dielwart(1)
Alan J. Fohrer	✓	✓
Laura W. Folse		✓		Chair
Harry A. Goldgut				✓
Thomas M. O’Flynn	✓			✓
Beverlee F. Park △	Chair		✓
Bryan D. Pinney △	✓		Chair
James Reid				✓
Sandra R. Sharman		✓	✓
Sarah A. Slusser			✓	✓
Management Director – Not Independent
John H. Kousinioris(2)

✓ — Member

△ — Designated Audit Committee Financial Expert

Notes:

(1)	Mr. Dielwart is the Chair of the Board and attends committee meetings but is not a member of any committee.
(2)	Mr. Kousinioris has been the President and CEO of TransAlta since April 1, 2021, and as such is not a member of any committee.

TransAlta Corporation | 2022 Management Proxy Circular	33

Director Meeting Attendance in 2021

Directors are expected to attend all regularly scheduled and special meetings of the Board and its committees. Aggregate attendance for our directors in 2021 is 98.3%. The attendance on an individual director basis is set out in the following table and under each director’s personal biography in “Business of the Meeting — Election of Directors — Nominees”.

	Board Meetings	Committee Meetings					Total Attendance
Name	Regular	Special(1)	AFRC	GSSC	HRC	IPC	#	%
Ambrose	11 of 11	-	-	5 of 5	7 of 7	-	23 of 23	100.0%
Dielwart(2)	11 of 11	6 of 6	-	-	-	-	17 of 17	100.0%
Farrell(3)	2 of 2	-	-	-	-	-	2 of 2	100.0%
Fohrer	11 of 11	-	8 of 8	5 of 5	-	-	24 of 24	100.0%
Folse(4)	9 of 9	-	-	2 of 2	-	7 of 7	18 of 18	100.0%
Goldgut (5)	8 of 8	-	-	-	-	10 of 10	18 of 18	100.0%
Kousinioris(6)	9 of 9	-	-	-	-	-	9 of 9	100.0%
Legault(7)	3 of 3	-	-	-	-	3 of 3	6 of 6	100.0%
Mansour(8)	2 of 3	-	-	3 of 3	-	3 of 3	8 of 9	88.9%
Nelson(9)	2 of 3	-	1 of 2	-	-	2 of 3	5 of 8	62.5%
O’Flynn(10)	9 of 9	6 of 6	6 of 6	-	-	7 of 7	28 of 28	100.0%
Park	11 of 11	6 of 6	8 of 8	-	7 of 7	-	32 of 32	100.0%
Pinney	11 of 11	6 of 6	8 of 8	-	7 of 7	-	32 of 32	100.0%
Reid(5)(11)	6 of 6	-	-	-	-	7 of 7	13 of 13	100.0%
Sharman	11 of 11	-	-	5 of 5	7 of 7	-	23 of 23	100.0%
Slusser(12)	9 of 9	6 of 6	-	-	3 of 4	7 of 7	25 of 26	96.2%
Total	125 of 127	30 of 30	31 of 32	20 of 20	31 of 32	46 of 47	283 of 288	98.3%

Notes:

(1)	Special Committee meetings are scheduled on an ad hoc basis.
(2)	Mr. Dielwart is not a member of any standing committee of the Board; however, he attends the meetings of each committee.
(3)	Ms. Farrell retired as a member of the Board, President and CEO of TransAlta effective March 31, 2021. Ms. Farrell was not a member of any standing committee of the Board; however, she attended meetings of the standing committees (excluding the in camera portion of the meeting consisting exclusively of independent directors). As Ms. Farrell was not a member of any committees, her attendance was not recorded.
(4)	Ms. Folse was elected as a director on May 4, 2021. She was appointed a member and Chair of the GSSC and a member of the IPC on May 4, 2021.
(5)	Mr. Goldgut and Mr. Reid did not attend three meetings of the Board due to the subject matter discussed at the meetings.
(6)	Mr. Kousinioris was appointed President and CEO of TransAlta on April 1, 2021, and joined the Board of TransAlta on April 1, 2021. Mr. Kousinioris is not a member of any standing committee of the Board; however, he attends committee meetings (excluding the in camera portion of the meeting consisting exclusively of independent directors). As Mr. Kousinioris is not a member of any committees, his attendance is not recorded.
(7)	Mr. Legault ceased to be a member of the Board and the IPC on May 4, 2021.
(8)	Mr. Mansour ceased to be a member of the Board, the GSSC and Chair and a member of the IPC on May 4, 2021.
(9)	Ms. Nelson ceased to be a member of the Board, the AFRC and the IPC on May 4, 2021.
(10)	Mr. O’Flynn was elected as a director on May 4, 2021. He was appointed a member of the AFRC and the IPC on May 4, 2021.
(11)	Mr. Reid was elected as a director on May 4, 2021. He was appointed a member of the IPC on May 4, 2021.
(12)	Ms. Slusser was elected as a director on May 4, 2021. She was appointed a member of the HRC and the IPC on May 4, 2021.

Interlocking Directorships

The Board does not have any interlocking directorships. A board interlock occurs when two or more of TransAlta’s directors also serve together as directors of another public company. The Board has not adopted specific guidelines limiting the number of board interlocks that can exist at any time. However, pursuant to the General Governance Guidelines for the Board (see Appendix “B”), when considering potential qualified candidates for nomination to the Board, and in annually evaluating each director’s independence on the Board and individual contributions and performance, any board interlocks are taken into account to ensure they do not undermine the independence or effectiveness of our directors. We also have no interlocking relationships between HRC members and our President and Chief Executive Officer.

TransAlta Corporation | 2022 Management Proxy Circular	34

Board Tenure

The average tenure for our director nominees is less than five years.

In order to support the continued renewal of skills, expertise and personal attributes, the Board undertakes a robust annual Board, Committee and individual director evaluation process. The Board reviews annually the size and composition of the Board and each of its Committees and addresses the succession planning needs associated with ensuring the Board has the necessary diversity of skills and experience. The Board undertakes to ensure that the appropriate degree of experience and institutional knowledge is balanced with the regular introduction of fresh perspectives from new directors.

The Company has adopted a director retirement policy with an age limit of 75.

The Company’s longest tenured director nominee has been on the Board since 2013, and the average tenure for the director nominees is only 3.6 years. The Board has considered adopting term limits but believes that term limits are arbitrary mechanisms for removing directors and can lead to the loss of valuable skills necessary for effective decision-making as experienced directors could be forced to leave the Board solely because of length of service. Instead, we believe that directors should be assessed according to their ability to make a meaningful contribution to the Board, based on robust annual assessment processes.

Under TransAlta’s retirement policy, set out in the General Governance Guidelines for the Board (see Appendix “B”), the Board has fixed a retirement age for directors at age 75, provided that the Board may, in its discretion, extend the term of a director beyond the age of 75 if the Board determines that the Company and the Board would benefit from the contributions, skills and experience of the director.

Although the Company’s retirement policies should promote Board refreshment, the Company believes that the principal mechanism to ensure a strong and effective Board is through a robust annual evaluation process that assesses each director’s ability to continue to make a meaningful contribution to the Board. The GSSC annually reviews the size and composition of the Board and addresses succession planning needs associated with ensuring the Board has the necessary diversity of skills and experience, balanced with the need to maintain continuity of experience and knowledge on the Board.

Corporate Cease Trade Orders and Bankruptcies

Except as noted below, no director nominee is, as at the date of this Proxy Circular, or has been, within the past 10 years before the date hereof, a director or executive officer of any other issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or (iii) while that director nominee was acting in their capacity as a director or executive officer of that issuer, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. No director nominee has, within the past 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director nominee. No director nominee has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for the director nominee.

Mr. Reid is a director of Second Wave Petroleum Inc. (“SWP”), a private oil and gas exploration and production company. On June 30, 2017, SWP made an assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act (Canada) (“BIA”). On September 7, 2017, SWP made a proposal under the BIA and on October 5, 2017, the proposal was approved by the Court of Queen’s Bench of Alberta and the bankruptcy was annulled.

Mr. Dielwart was Chairman of the Board of Denbury Resources Inc. (“Denbury”) which filed for bankruptcy protection in the US on July 29, 2020, under a prepackaged reorganization plan with its bondholders. Denbury emerged from Chapter 11 on September 18, 2020, at which time the board was reconstituted and Mr. Dielwart ceased being a director.

TransAlta Corporation | 2022 Management Proxy Circular	35

Skills Matrix

We maintain a skills matrix where each director indicates whether they have expertise and professional background in areas we consider to be essential for TransAlta, having regard to our strategies, plans, operations and stakeholders. The skills matrix is also used by the Board as part of its succession planning process, when identifying, selecting and nominating directors for appointment to the Board, and as part of evaluating the necessary skills, experiences and qualifications needed in order to maximize effective decision-making by the Board and its Committees. Given the breadth of experience and skills of each director, the table below lists only the top four competencies possessed by each director nominee based on the Board’s assessment and each director’s self-evaluation. The Board believes the director nominees possess a diversity of skills and the appropriate mix of competencies needed for the Board to effectively carry out its mandate and oversee the execution of the Company’s strategies.

	Ambrose	Dielwart	Fohrer	Folse	Goldgut	Kousinioris	O’Flynn	Park	Pinney	Reid	Sharman	Slusser	Totals
Gender(1)	F	M	M	F	M	M	M	F	M	M	F	F
Location (Province/Country)
British Columbia								•					1
Alberta	•	•				•			•	•			5
Ontario					•						•		2
US			•	•			•					•	4
Years on Board
0 to 5	•			•	•	•	•		•	•	•	•	9
6 to 10		•	•					•					3
11+													0
Age
59 and under	•					•				•	•	•	5
60 to 69		•		•	•		•	•	•				6
70+			•										1
Top Four Relevant Competencies(2)
Accounting, Finance and Tax			•				•	•	•	•			5
Engineering and Technical		•	•	•									3
Government Affairs	•				•								2
Legal and Regulatory	•	•			•	•					•		5
HR / Compensation				•				•	•		•		4
Risk Management				•			•		•	•	•		5
Electric Energy / Utility			•	•	•	•	•					•	6
Technology / Telecommunications	•												1
International Operations			•							•		•	3
Environment / Climate Change	•	•				•		•				•	5
M&A / Organizational Change		•			•	•	•	•	•	•	•	•	9

Notes:

(1)	Although for the purposes of this table gender has been identified as male or female, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities.
(2)	Definitions for the top relevant competencies are provided below:

•	Accounting, Finance and Tax — The understanding of financial accounting and reporting, and corporate finance, as well as familiarity with internal financial/accounting controls and IFRS.
•	Engineering and Technical — The knowledge of engineering principles and application of technical skills and expertise.
•	Government Affairs — The understanding of government, diplomacy and public policy, internationally, federally or provincially.
•	Legal and Regulatory — The understanding of legal principles and the workings of regulatory systems.
•	HR / Compensation — The understanding of executive compensation, talent management/retention and succession planning.
•	Risk Management — The understanding of internal risk controls, risk assessments and reporting.
•	Electric Energy / Utility — The knowledge of electric, utility and renewables operations, including the driving of continuous improvements and best-in-class operational standards.
•	Technology / Telecommunications — The knowledge of relevant emerging technologies, including information and telecom technology, and knowledge of telecommunications or content, including strategic context, market competitors and business issues facing those industries.
•	International Operations — The knowledge of major international operations and global strategy development.
•	Environment / Climate Change — The knowledge of corporate responsibility practices and the constituents involved in sustainable development practices, including as it pertains to climate change.
•	M&A / Organizational Change — Competency in leading major organizational change and/or managing a significant merger or acquisition.

TransAlta Corporation | 2022 Management Proxy Circular	36

In addition to the top four competencies of each director detailed above, all director nominees are required to have the following attributes:

•	Strategic Oversight — The ability to support the business and affairs of the Company through strategic stewardship and oversight, including by assisting with the establishment of key policies and standards for the Company (including policies for the assessment and management of its risks) and through the review and approval of the strategic plans of the Company.
•	Expertise — Extensive professional experience with significant executive leadership accomplishments in business, government or the non-profit sector relevant to the Company’s business and industry, financial position and risk profile.
•	Ability to Influence — Well-developed listening, communicating and influencing skills to be able to actively participate in Board discussions and debate.
•	Integrity — Personal qualities of integrity and credibility.
•	Commitment — The ability to devote the time, effort and energy necessary to serve effectively as a director of the Company.

The table below describes the experience and professional background of each director nominee. This table is intended to emphasize how each director nominee acquired the top four competencies listed above.

Leadership Experience	Ambrose	Dielwart	Fohrer	Folse	Goldgut	Kousinioris	O’Flynn	Park	Pinney	Reid	Sharman	Slusser	Totals
Chief Executive Officer of a large, multi-national and complex organization		•	•	•	•	•	•					•	7
Chief Financial Officer or senior executive of a large, multinational and complex organization		•	•	•		•	•	•	•	•	•	•	10
Entrepreneur or business owner of a successful organization		•										•	2
Professional advisor (e.g., lawyer or accountant)					•	•	•		•	•			5
Senior government official	•				•								2

The GSSC may also consider other factors that it determines to be relevant in the context of individual nominees, the Board as a whole and its committees, including the benefits of promoting diversity (including gender diversity), as discussed under “Governance — Board Characteristics — Diversity” on page 54.

2.       Financial Statements

We have published the Company’s 2021 audited consolidated financial statements, including the related auditors’ report and the related management’s discussion and analysis, for the fiscal year ended December 31, 2021. The full text of the Annual Report, audited consolidated annual financial statements and management’s discussion and analysis in either English or French are available on our website at https://transalta.com/investor-centre/reports-and-filings/, under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

3.       Reappointment of Auditors

At the Meeting, you will be asked to reappoint Ernst & Young LLP as our auditors to hold office until the next annual meeting of Shareholders at remuneration to be fixed by the Board. Representatives of Ernst & Young LLP will be available at the Meeting to answer any questions you may have. Ernst & Young LLP has been our external auditors since 1947.

TransAlta Corporation | 2022 Management Proxy Circular	37

Fees Paid to Ernst & Young LLP

For the years ended December 31, 2021, and December 31, 2020, Ernst & Young LLP and its affiliates were paid $3,724,342 and $4,253,798 respectively, as detailed below:

Year Ended December 31	2021	2020
Audit fees(1)	$2,453,917	$2,273,888
Audit-related fees(1)(2)	1,270,425	1,122,771
Tax fees	-	857,139
All other fees	-	-
Total	$3,724,342	$4,253,798

Notes:

(1)	Comparative figures have been reclassified to conform to the current period classification of fees.
(2)	Included in the audit-related fee are 2021 — $844,167 (2020 — $722,733) of fees billed to TransAlta Renewables Inc.

No other audit firms provided external audit services in 2021 or 2020.

The nature of each category of fees is described below.

Audit Fees

Audit fees are for professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings and providing comfort letters associated with securities documents.

Audit-Related Fees

Audit-related fees are for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but that are not included in the Audit Fees. Audit-related fees include statutory audits, pension audits and other compliance audits. In 2021 and 2020, we have included the fees billed to TransAlta Renewables Inc., a controlled and consolidated subsidiary of TransAlta.

Tax Fees

Tax fees are tax-related services for the review of tax returns, assistance with questions on tax audits, and tax planning.

All Other Fees

All other fees include products and services provided by the Company’s auditor other than those services reported under Audit Fees, Audit-Related Fees and Tax Fees. This includes fees related to training services provided by the auditor.

Pre-Approval Policies and Procedures

The AFRC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The AFRC has adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the AFRC for other permissible categories of non-audit services, such categories being determined under the Sarbanes-Oxley Act (“Sarbanes-Oxley”). This policy also provides that the Chair of the AFRC may approve permissible non-audit services during the quarter and report such approval to the AFRC at its next regularly scheduled meeting.

The Board believes that the reappointment of Ernst & Young LLP as auditors of the Company and authorizing the Board to fix the auditor’s remuneration is in the best interests of the Company and unanimously recommends a vote FOR this resolution. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditors of the Company and to authorize the Board to fix the auditor’s remuneration.

TransAlta Corporation | 2022 Management Proxy Circular	38

4.       Advisory Vote on Executive Compensation

At the meeting, you will be asked to consider and approve, on a non-binding and advisory basis, a resolution on our approach to executive compensation as disclosed in this Proxy Circular. A detailed discussion of our approach to executive compensation follows in our Compensation Discussion and Analysis (“CD&A”) section beginning on page 81, which also includes a discussion on our compensation strategy, the objectives of different elements of our compensation programs, the way performance is assessed and compensation decisions are made, and how our compensation policies and practices are designed to align pay with performance and our Company’s strategies. Over the past few years, the HRC and the Board have carefully considered and continue to enhance our approach to executive compensation, to ensure alignment with Company performance, our strategic goals and the principles of pay-for-performance. We continue to make enhancements to our approach to executive compensation consistent with those principles, the details of which are set out in the Letter to Shareholders and CD&A beginning on page 74 of the Proxy Circular. In 2021, we received 97.25% support from shareholders for our approach to executive compensation.

As our Shareholder, on a non-binding and advisory basis, you can vote “For” or “Against” our approach to executive compensation by considering and, if deemed advisable, approving the following resolution:

“BE IT RESOLVED THAT, on a non-binding and advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Company’s Management Proxy Circular dated March 18, 2022, delivered in connection with the 2022 annual and special meeting of Shareholders of the Company.”

Since your vote is advisory, it will not be binding on the Board. However, the Board and, in particular, the HRC will consider the outcome of the vote as part of their ongoing review of executive compensation. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis.

The Board unanimously recommends a vote FOR our approach to executive compensation. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the approval of the advisory resolution on executive compensation.

5.       Renewal of Shareholder Rights Plan

TransAlta is party to a shareholder rights plan agreement, initially implemented on October 13, 1992, and last renewed at the Company’s annual and special Shareholders meeting held on April 26, 2019, as amended and restated (the “Rights Plan”). The Rights Plan will expire as of the close of the Meeting unless Shareholders vote at the Meeting to continue its operation. At a meeting on February 23, 2022, the Board approved, subject to the approval of Shareholders, the continuation of the Rights Plan between the Company and Computershare Trust Company of Canada, as successor to AST Trust Company (Canada) (formerly CST Trust Company), as Rights Agent, with amendments to clarify certain provisions and to reflect current market practice for “new generation” rights plans, as well as amendments of a house-keeping nature (the “Amended and Restated Rights Plan”). If the Shareholders approve the Rights Plan Resolution (as defined below), the Amended and Restated Rights Plan will continue in effect for an additional three years.

The Board believes that the Amended and Restated Rights Plan preserves the fair treatment of Shareholders, is consistent with current “new generation” rights plans and Canadian corporate governance practices and addresses institutional investor guidelines. The Amended and Restated Rights Plan is not intended to prevent a take-over of the Company. The Amended and Restated Rights Plan is not being adopted in respect of any specific proposal to acquire control of the Company, nor is the Board currently aware of any pending or threatened take-over bid for the Company.

The full text of the Amended and Restated Rights Plan, together with a blackline showing all changes made as compared to the existing Rights Plan, is available on our website at www.transalta.com and under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In the event of any conflict between the provisions thereof and this summary, the provisions of the Amended and Restated Rights Plan on SEDAR will govern. Capitalized terms used in this section “Renewal of Shareholder Rights Plan” but not otherwise defined have the meaning given to those terms in the Amended and Restated Rights Plan.

In proposing the adoption of the Amended and Restated Rights Plan, the Board considered the existing legislative framework governing take-over bids in Canada. On May 9, 2016, the Canadian Securities Administrators adopted amendments to Canada’s take-over bid regime (referred to as the “Amended Take-over Bid Rules”), which came into force in the form of National Instrument 62-104 —Take-over Bids and Issuer Bids (“NI 62-104”).

TransAlta Corporation | 2022 Management Proxy Circular	39

Before the Amended Take-over Bid Rules came into force, one of the main purposes of a rights plan was to give shareholders and the target board of directors more time to consider and respond to an unsolicited take-over bid than what was provided for under Canadian securities laws (60 days under a typical rights plan compared with 35 days under the then-existing securities laws). The Amended Take-over Bid Rules have addressed this concern with respect to timing. However, there continues to be a role for rights plans in protecting issuers and preventing the unequal treatment of Shareholders, principally due to the fact that the Amended Take-over Bid Rules do not apply to exempt take-over bids. Specifically, the Board continues to believe that a rights plan is necessary to protect Shareholders from certain actions that could result in unequal treatment of Shareholders under Canadian securities laws, including the following:

a.	requiring the bid to be made to all Shareholders and protecting against so-called “creeping bids”, being the accumulation of more than 20% of TransAlta’s Shares other than by way of a formal take-over bid, such as (i) purchases from a small group of Shareholders under private agreements at a limited premium to the market price not available to all Shareholders, (ii) the accumulation of TransAlta’s Shares over a stock exchange that could effectively block a take-over bid made to all Shareholders, (iii) acquiring control through the slow accumulation of shares over a stock exchange and without paying a control premium, or (iv) acquiring control through the purchase of TransAlta’s Shares in transactions outside of Canada that may not be subject to the Canadian take- over bid rules; and

b.	protecting against the use of so-called “hard” lock-up agreements by bidders, whereby existing Shareholders commit to tender their shares to a bidder’s take-over bid and such commitment is either irrevocable or revocable but subject to preclusive termination conditions; such agreements could have the effect of deterring other potential bidders bringing forward competing bids particularly where the number of locked-up shares would make it difficult or unlikely for a competing bidder to achieve the 50% minimum tender requirement imposed by the Amended Take-over Bid Rules.

The Amended and Restated Rights Plan is designed to ensure that all Shareholders receive equal treatment by applying to all acquisitions of 20% or more of the Company’s outstanding “Voting Shares” (being the Company’s outstanding common shares and any other shares of the Company entitled to vote generally in the election of directors), except in limited circumstances including in Permitted Bids and Competing Permitted Bids (each discussed further below). In addition, the Amended and Restated Rights Plan requires bidders to structure lock-up agreements so as to provide locked-up Shareholders with reasonable flexibility to terminate such agreements in order to deposit their shares to a higher-value bid or support another transaction offering greater value.

The Amended and Restated Rights Plan is therefore designed to encourage a potential acquiror who intends to make a take-over bid to proceed either by way of a Permitted Bid, which requires a take-over bid to meet certain minimum standards designed to promote the fair and equal treatment of all Shareholders, or with the concurrence of the Board. If a take-over bid fails to meet these minimum standards and the Amended and Restated Rights Plan is not waived by the Board, the Rights issued to Shareholders under the Amended and Restated Rights Plan will entitle the holders thereof, other than the acquiror and certain related parties, to purchase additional shares at a significant discount to market, thus exposing the person acquiring 20% or more of the shares to substantial dilution of its holdings.

Based on these considerations, the Board has determined that it is advisable and in the best interests of the Company to continue the operation of the Rights Plan, substantially in the form and on the terms of the Amended and Restated Rights Plan, subject to Shareholders approving the Amended and Restated Rights Plan at the Meeting. In recommending the approval of the Amended and Restated Rights Plan, it is not the intention of the Board to preclude a bid for control of the Company or to secure the continuance of the directors or management of the Company. The Amended and Restated Rights Plan allows Shareholders to tender their shares to a take-over bid as long as it meets the criteria for a Permitted Bid or Competing Permitted Bid, as the case may be. The Amended and Restated Rights Plan is consistent with the Amended Take-over Bid Rules, as well as current market practices for “new generation” rights plans. The Amended and Restated Rights Plan also takes into account and addresses the guidelines of institutional investors and proxy advisory firms with respect to shareholder rights plans. The TSX has conditionally accepted notice of filing of the Amended and Restated Rights Plan subject to, among other things, it being ratified and approved by the Shareholders at the Meeting. If Shareholders do not ratify, confirm and approve the Amended and Restated Rights Plan at the Meeting, then the existing Rights Plan will automatically terminate and Shareholders will not have the protection of any shareholder rights plan.

The Amended and Restated Rights Plan contains many of the same terms and conditions as the Rights Plan, with amendments made to clarify certain provisions, to reflect current market practice or that are of a house-keeping nature.

TransAlta Corporation | 2022 Management Proxy Circular	40

Summary of Principal Terms of Amended and Restated Rights Plan

The following is a summary of the Amended and Restated Rights Plan and is qualified in its entirety by reference to the full text of the Amended and Restated Rights Plan, which is available on our website at www.transalta.com and under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition, a paper copy can be obtained by contacting in writing the Corporate Secretary, TransAlta Corporation, Box 1900, Station “M”, 110 - 12th Avenue S.W., Calgary, Alberta, T2P 2M1; by telephone at 1 (800) 387-3598 in Canada or the US, or (403) 267-7110 in Calgary and outside of North America; by fax at (403) 267-2559; or by email at corporate_secretary@transalta.com.

Effective Date

The effective date of the Amended and Restated Rights Plan remains December 31, 1992 (the “Effective Date”). If approved by the Shareholders at the Meeting, the Amended and Restated Rights Plan will be entered into by the Company and the Rights Agent with effect immediately following approval by the Shareholders on the date of the Meeting, scheduled for April 28, 2022.

Term

The existing Rights Plan will automatically expire and terminate at the close of the Meeting unless Shareholders vote at the Meeting to continue its operation in the form of the Amended and Restated Rights Plan. If the Amended and Restated Rights Plan is not ratified and approved by a resolution passed by a majority of the votes cast by the Independent Shareholders (as discussed below) present in person, or represented by proxy, at the Meeting, then Shareholders will not have the protection of any shareholder rights plan. If the Amended and Restated Rights Plan is so ratified and approved, then the Amended and Restated Rights Plan must be reconfirmed by the requisite majority of Independent Shareholders represented in person or by proxy at every third annual meeting of the holders of TransAlta’s common shares (for the purposes of this section “- Summary of Principal Terms of Amended and Restated Plan” only, the “Common Shares”) following the Meeting. The Amended and Restated Rights Plan and the Rights will terminate at the close of business on the date of such third annual meeting if the Amended and Restated Rights Plan is not so reconfirmed or presented for reconfirmation at such meeting, unless terminated earlier in accordance with the terms of the Amended and Restated Rights Plan (in either such case, the “Expiration Time”), provided that termination will not occur if a Flip-in Event has occurred, and has not been waived, prior to the date that the Amended and Restated Rights Plan would otherwise have terminated.

Issue and Exercise of Rights

One right (a “Right”) was issued and attached to each Common Share outstanding at 12:01 a.m. (Calgary time) (the “Record Time”) on the Effective Date and automatically attaches to each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time.

The Rights are not exercisable prior to the Separation Time. After the Separation Time, each Right entitles the registered holder thereof to purchase from the Company one Common Share at an exercise price equal to three (3) times the Market Price of a Common Share determined as at the Separation Time, subject to adjustment and certain anti-dilution provisions (the “Exercise Price”). If a Flip-in Event occurs (as described below), each Right will be adjusted and, except as described under “Flip-in Event” below, will entitle the registered holder to receive from the Company, upon payment of the Exercise Price, Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share on a fully-diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Rights Certificates and Transferability

Before the Separation Time, the Rights are evidenced by the certificates for the Common Shares (or by the book entry form registration for the associated Common Shares if issued in book entry form) and are transferable only together with, and will be transferred by a transfer of, the associated Common Shares and are not transferable separate from such shares. At the Separation Time, the Rights will separate from the associated Common Shares and, from and after such time, the Rights will be evidenced by separate Rights Certificates (or separate book entry registration) which will be transferable and trade separately from the shares.

TransAlta Corporation | 2022 Management Proxy Circular	41

Separation Time

The “Separation Time” is the close of business on the 10th trading day after the earliest to occur of: (i) the “Stock Acquisition Date”, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person, (ii) the date of the commencement of, or first public announcement of the intent of any person (other than the Company or a subsidiary thereof) to make a take-over bid (other than a Permitted Bid or a Competing Permitted Bid), and (iii) the date on which a Permitted Bid or Competing Permitted Bid fails to qualify as such. In any case, the Separation Time can be such later date determined by the Board. For purposes of the Amended and Restated Rights Plan, a “take-over bid” is an offer to acquire Voting Shares and/or Convertible Securities where the securities subject to the offer, together with the securities Beneficially Owned by the person making the take-over bid (the “Offeror”), constitute 20% or more of the Company’s outstanding Voting Shares.

Acquiring Person

In general, an “Acquiring Person” is a person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares. Excluded from the definition of “Acquiring Person” are the Company and its subsidiaries and, generally, any person who becomes a Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more, or any combination of, (i) a Voting Share Reduction, (ii) Permitted Bid Acquisitions, (iii) an Exempt Acquisition, (iv) Pro Rata Acquisitions, or (v) Convertible Security Acquisitions.

Also excluded from the definition of “Acquiring Person” are (i) underwriters or members of banking or selling groups acting in connection with a distribution of securities by way of a prospectus or private placement, and (ii) any person (a “Grandfathered Person”) who was the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time, unless such Grandfathered Person becomes, after the Record Time, the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, subject to certain exceptions.

Beneficial Ownership

In general, a person is a “Beneficial Owner” if such person or its affiliates or associates or any other person acting jointly or in concert: (i) owns directly or indirectly the securities at law or equity; and (ii) has the right to acquire (immediately or within 60 days) the securities upon the exercise of any Convertible Securities or pursuant to an agreement, arrangement or understanding (other than a customary underwriting agreement or pledges of securities).

However, in general, a person is not a Beneficial Owner under the Amended and Restated Rights Plan where: (i) the securities have been, or have been agreed to be pursuant to a Lock-up Agreement, deposited or tendered pursuant to a take-over bid made by the person, its affiliates, associates or joint actors, unless those securities have been taken up or paid for; (ii) such person (including a fund manager, trust company or pension fund administrator) is engaged in the management of investment funds for others and, generally, as long as that person: (A) holds those securities in the ordinary course of its business for the account of others; and (B is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or (iii) such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Permitted Lock-up Agreements

Consistent with “new generation” rights plans, under the Amended and Restated Rights Plan a bidder or other person will not be deemed to Beneficially Own a security because it has entered into a Lock-up Agreement with holders of Voting Shares and/or Convertible Securities.

Generally, a “Lock-Up Agreement” is an agreement between a person and a holder of Voting Shares and/or Convertible Securities (the terms of which are publicly disclosed and a copy of which is made available to the public within the time frames set forth in the definition of Lock-up Agreement), pursuant to which the holder (a “Locked-up Person”) agrees to deposit or tender Voting Shares and/or Convertible Securities to a take-over bid (the “Lock-up Bid”) made or to be made by such person or any of its affiliates, associates or joint actors, and which permits the Locked-up Person to withdraw its Voting Shares and/or Convertible Securities in order to deposit or tender them to another take-over bid or support another transaction, provided that (i) the agreement permits the Locked-up Person to terminate its obligation to deposit securities to the Lock-up Bid in order to tender its securities to another take-over bid or to support another transaction having a greater value of consideration or consideration per security that exceeds the bid by a Specified Amount, and (ii) the agreement permits the Locked-up Person to terminate its obligation to deposit securities to the Lock-up Bid in order to tender its securities to another take-over bid or to support another transaction if the number of securities offered to be purchased under the competing bid or transaction is greater than the number of securities under the Lock-up Bid or is at least a specified percentage greater than those under the Lock-up Bid and the price per security under the competing offer is equal to or greater than the Lock-up Bid price.

The Lock-Up Agreement must not provide for break-up fees or similar payments payable if the Locked-up Person fails to deposit its securities to the Lock-up Bid in order to accept or support a competing transaction, which exceed the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-up Bid to the Locked-up Person and (ii) one-half of the increased value that is offered under the competing offer.

TransAlta Corporation | 2022 Management Proxy Circular	42

A Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the bidder an opportunity to match the price, value or number in a competing take-over bid or transaction (or other similar limitation on a shareholder’s right to withdraw its securities from the agreement), so long as the limitation does not preclude the exercise by the shareholder of its right to withdraw securities in sufficient time to tender to the competing take-over bid or to support the other transaction.

Flip-in Event

Subject to certain exceptions, a “Flip-in Event” occurs when an Acquiring Person becomes the Beneficial Owner of 20% or more of the Voting Shares. In the event that, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board occurs (see “Redemption, Waiver and Termination” below), effective at the close of business on the 10th trading day after the Stock Acquisition Date, each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or certain of its related parties or transferees, which Rights will become null and void), may be exercised to purchase from the Company, in accordance with the terms of the Amended and Restated Rights Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price, on payment of the Exercise Price (subject to customary anti-dilution adjustments set forth in the Amended and Restated Rights Plan).

Permitted Bid and Competing Permitted Bid Requirements

A take-over bid that qualifies as a Permitted Bid or Competing Permitted Bid will not trigger the exercise of the Rights. The requirements for a “Permitted Bid” include the following:

1.	the take-over bid must be a formal (i.e., non-exempt) bid made to all holders of record of Voting Shares, other than the bidder;

2.	the take-over bid contains irrevocable and unqualified conditions that no Voting Shares and/or Convertible Securities will be taken up or paid for: (i) prior to the close of business on the date which is not less than 105 days following the date of the take-over bid or such shorter minimum deposit period that a take-over bid (that is not exempt from any requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposits of securities, in the applicable circumstances at such time, pursuant to NI 62-104; and (ii) then only if, at the close of business on the date the Voting Shares and/or Convertible Securities are first taken up and/or paid for under such take-over bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered to the take-over bid and not withdrawn;

3.	unless the take-over bid is withdrawn, securities deposited or tendered pursuant thereto may be withdrawn until taken up and paid for; and

4.	unless the take-over bid is withdrawn, in the event that the deposit condition set forth in paragraph 2(ii) above is satisfied, the bidder will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 days from the date of such public announcement.

A “Competing Permitted Bid” is a take-over bid that:

1.	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to its expiry or withdrawal;

2.	satisfies all the requirements of a Permitted Bid other than the requirement set forth in paragraph 2(i) of the requirements for a Permitted Bid set forth above; and

3.	contains an irrevocable and unqualified condition that no Voting Shares and/or Convertible Securities will be taken up or paid for prior to the close of business on the last day of the minimum initial deposit period that such take-over bid must remain open for deposits or tenders of securities pursuant to NI 62-104 after the date of the take-over bid constituting the Competing Permitted Bid.

“Independent Shareholders” means, generally, holders of Voting Shares other than any Acquiring Person, any Offeror, any affiliate, associate or joint actor of an Acquiring Person or Offeror, or any employee benefit plan, deferred profit sharing plan or similar plan or trust for the benefit of employees of the Company or its subsidiaries unless the beneficiaries of the plan or trust direct how Voting Shares will be voted and whether such shares will be tendered to a take-over bid.

Redemption, Waiver and Termination

The Board may, after having obtained the prior approval of the holders of Voting Shares or Rights, as applicable, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted for anti-dilution as provided in the Amended and Restated Rights Plan (the “Redemption Price”).

TransAlta Corporation | 2022 Management Proxy Circular	43

The Board may waive the application of the Amended and Restated Rights Plan in respect of the occurrence of any Flip-in Event if the Board has determined within 10 trading days following a Stock Acquisition Date that a person became an Acquiring Person under the Amended and Restated Rights Plan by inadvertence and without any intention to become or knowledge that it would become an Acquiring Person, but the waiver must be on the condition that the Acquiring Person reduces its Beneficial Ownership of Voting Shares within 14 days after such determination by the Board, or such later date as the Board may determine, such that the person is no longer an Acquiring Person.

If a person who has made a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Amended and Restated Rights Plan consummates the acquisition of Voting Shares, the Board is deemed to have elected to redeem the Rights at the Redemption Price.

The Board may, prior to the occurrence of a Flip-in Event that would occur by reason of a take-over bid made by means of a take-over bid circular to all holders of record of Voting Shares (a “qualified bid”), waive the application of the Amended and Restated Rights Plan to such Flip-in Event upon prior written notice to the Rights Agent. However, if the Board waives the application of the plan for any such qualified bid, the Board is deemed to have waived the application of the plan in respect of any other Flip-in Event occurring by reason of any other qualified bid made prior to the expiry of any bid for which the waiver is, or is deemed to have been, granted.

The Board may, with the prior consent of the holders of Voting Shares, waive the application of the Amended and Restated Rights Plan to a Flip-in Event at any time prior to the occurrence of such Flip-in Event, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to holders of Voting Shares and otherwise than by inadvertence. If the Board so waives the application of the plan, the Board must extend the Separation Time to a date at least 10 business days subsequent to the meeting of Shareholders called to approve such waiver.

Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. In such event, the Amended and Restated Rights Plan will continue to apply as if the Separation Time had not occurred and one Right will remain attached to each Common Share as provided for in the Amended and Restated Rights Plan.

If the Board is deemed to have elected or elects to redeem the Rights as described above, or where the approval of the holders of Voting Shares or Rights is required and obtained for such redemption, as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price. Within 10 business days of any such election or deemed election to redeem the Rights, or within 10 business days of the requisite approval of the holders of Voting Shares or Rights, as the case may be, the Company will notify the holders of the Voting Shares or, after the Separation Time, the holders of the Rights. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. Upon a redemption of Rights, the Company is not obliged to make a redemption payment to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.

Supplements and Amendments

TransAlta may, without the approval of the holders of Voting Shares or Rights, make amendments: (i) to correct clerical or typographical errors; and (ii) to maintain the validity and effectiveness of the Amended and Restated Rights Plan as a result of any change in applicable legislation, regulations or rules thereunder. Any amendment referred to in (ii) must, if made before the Separation Time, be submitted for approval to the holders of Voting Shares at the next meeting of Shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

Prior to the Separation Time, TransAlta may, with the prior consent of holders of Voting Shares received at the special meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Amended and Restated Rights Plan and the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally. After the Separation Time, TransAlta may, with the prior consent of the holders of Rights received at the meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Amended and Restated Rights Plan and the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally.

Rights Agent

The Amended and Restated Rights Plan contains customary provisions concerning the duties, liabilities, indemnification and replacement of the Rights Agent.

TransAlta Corporation | 2022 Management Proxy Circular	44

Proposed Rights Plan Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution ratifying, confirming and approving the Amended and Restated Rights Plan, substantially in the form and on the terms of the Amended and Restated Rights Plan (the “Rights Plan Resolution”). In accordance with the Amended and Restated Rights Plan, the Rights Plan Resolution must be passed by a majority (e.g., 50% plus one) of the votes cast by the Independent Shareholders present in person, or represented by proxy, at the Meeting. As described above, Independent Shareholders are all Shareholders other than, generally, an Acquiring Person or a person making a take-over bid for the Voting Shares and any affiliate or associate of, or any person acting jointly or in concert with, either of them. The Company is not aware of any Shareholder which is not an Independent Shareholder and therefore required to be excluded from such vote. The TSX requires that the Rights Plan Resolution be passed by a majority (e.g., 50% plus one) of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting. The Rights Plan Resolution, as set forth below, is subject to such amendments, variations or additions as may be approved at the Meeting:

“BE IT RESOLVED THAT:

1.	the continuance, amendment and restatement of the Rights Plan, the terms and conditions of which are set out in the Amended and Restated Rights Plan to be dated on or about April 28, 2022, between the Company and Computershare Trust Company of Canada, as Rights Agent, as approved by the Board on February 23, 2022, and substantially as described in the Management Proxy Circular of the Company dated March 18, 2022, be and is hereby ratified, confirmed and approved without amendment;

2.	the actions of the directors of the Company in adopting the Amended and Restated Rights Plan and in exercising and delivering the Amended and Restated Rights Plan be and are hereby ratified, confirmed and approved; and

3.	any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this resolution.”

Recommendation of the Board

The Board believes that the Amended and Restated Rights Plan is in the best interests of the Company and unanimously recommends a vote FOR the approval of the Rights Plan Resolution. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the approval of the Rights Plan Resolution. Vote FOR the approval of the Rights Plan Resolution on the Proxy today.

6.       Other Business

As of the date of this Proxy Circular, the Board and management are not aware of any other items of business to be brought before the Meeting. If there are changes or new business at the Meeting, your proxyholder can vote your common shares on these items as proxyholder sees fit.

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from registered Shareholders and duly appointed proxyholders.

TransAlta Corporation | 2022 Management Proxy Circular	45

Governance

We believe that responsible and transparent corporate governance practices provide us with a framework for exercising timely and effective decisions and serve as a foundation for our commitment to you, and other stakeholders, in representing your and other stakeholders’ interests with integrity, honesty and ethical conduct.

This section discusses TransAlta’s corporate governance practices and provides information pertaining to our Board and its Committees.

Our Governance Practices

TransAlta is listed on the TSX, under the trading symbol “TA”, and the NYSE, under the trading symbol “TAC”, and is subject to the governance regulations, rules and standards applicable under both exchanges. Our corporate governance practices meet or exceed the governance requirements of the TSX and the Canadian Securities Administrators, including:

•	National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings

•	National Instrument 52-110 — Audit Committees

•	National Policy 58-201 — Corporate Governance Guidelines

•	National Instrument 58-101 — Disclosure of Corporate Governance Practices

As a “foreign private issuer” under US securities laws, we are generally permitted to comply with Canadian corporate governance requirements. The NYSE governance rules require us, however, to disclose any significant ways in which our corporate governance practices differ from those followed by US domestic issuers, and this disclosure can be found in Appendix “A” to this Proxy Circular under the heading “New York Stock Exchange — Significant Differences in Corporate Governance Practices” and on our website at www.transalta.com/investor-centre/governance. Our corporate governance practices also comply with applicable requirements enacted under SEC rules initiated under Sarbanes-Oxley and also incorporate a number of best practices, including certain recommendations by the Canadian Coalition for Good Governance.

The key elements of TransAlta’s governance practices are:

•	ensuring employees, management and the Board are committed to ethical business conduct, integrity and honesty;

•	establishing key policies and standards to provide a framework for how we conduct our business;

•	retaining directors, other than our CEO, who are independent;

•	having a Board with individuals who have a mix of diversity, skills, knowledge and experience, including the core competencies identified in our skills matrix to maximize the effectiveness of the Board and its Committees and oversight of the execution of our strategies;

•	maximizing the effectiveness of the Board, its Committees and individual directors through annual evaluations and continuing education of our directors; and

•	facilitating and fostering an open dialogue between our management and the Board with our Shareholders and community stakeholders.

Our Ethical Commitment

Codes of Conduct

One of our most valuable assets is our reputation. A strong commitment to ethical conduct is a basic element of our corporate governance. We have adopted the following codes of conduct to guide our business decisions and everyday business activities:

•	Directors’ Code of Business Conduct, which applies to our directors;

•	Corporate Code of Conduct, which applies to all employees, officers and consultants of TransAlta and its subsidiaries;

•	Finance Code of Ethics, which applies to all financial employees of the Company;

•	Energy Trading Code of Conduct, which applies to all our employees engaged in energy marketing; and

•	Supplier Code of Conduct, which applies to the Company’s suppliers and vendors.

TransAlta Corporation | 2022 Management Proxy Circular	46

Our codes of conduct outline the standards and expectations we have for our employees, officers, directors, consultants and suppliers with respect to, among other things, the protection and proper use of our assets. The codes also provide guidelines with respect to securing our assets, conflicts of interest, respect in the workplace, social responsibility, privacy, compliance with laws, insider trading, environment, health and safety and our commitment to ethical and honest conduct. Our Directors’ Code of Business Conduct and Corporate Code of Conduct go beyond the laws, rules and regulations that govern our business in the jurisdictions in which we operate; they outline principal business practices with which all directors, employees and consultants must comply. Our employees, officers and directors are reminded annually about the importance of ethics and professionalism in their daily work, and must certify annually that they have reviewed and understand their responsibilities as set forth in the respective codes of conduct. This certification also requires our employees, officers and directors to acknowledge that they have complied with the standards set out in the respective code during the last calendar year. In 2021, the Company undertook mandatory Code of Conduct training for all employees and was able to achieve 100% participation.

The Company has adopted a Supplier Code of Conduct that requires suppliers (and their employees and contractors) of goods and services to the Company to adhere to the Company’s values, including as it pertains to health and safety, ethical business conduct, labour issues and human rights, conflicts of interest and environmental leadership. Suppliers can report any concerns related to the Supplier Code of Conduct using TransAlta’s Ethics Helpline and disclose any actual or perceived conflicts of interest via email to conflicts@transalta.com. All concerns raised will be kept in confidence to the extent appropriate and permitted by law. Information will only be shared in circumstances where it is necessary to completely and fairly resolve the concern. The Ethics Helpline can be reached at 1 (855) 374-3801 (Canada/US) and 1-800-40-5308 (Australia) or via the Internet at: www.transalta.com/ethics-helpline. A complete copy of our Supplier Code of Conduct is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and is also available on our website at www.transalta.com/investor-centre/governance.

As part of our commitment to good corporate governance, the Directors’ Code of Business Conduct provides guidance and principles to govern the performance of our directors’ duties and to foster a culture of honesty, integrity and accountability, consistent with the applicable principles espoused in our Corporate Code of Conduct. A complete copy of our Directors’ Code of Business Conduct is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and is also available on our website at www.transalta.com/investor-centre/governance.

Our Finance Code of Ethics outlines the obligations of our financial employees to provide accurate, complete, objective and relevant financial information, while our Energy Trading Code of Conduct focuses on preventing, detecting and deterring violations of laws and regulations relating to our energy trading and marketing business.

Copies of our codes of conduct for directors, officers, employees, suppliers, traders and financial employees are available on our website at www.transalta.com/investor-centre/governance.

In addition, our Whistleblower Policy provides a mechanism for our employees, officers, and directors to report, among other things, any actual or suspected ethical or legal violations. We would seek to remedy the impact promptly in order to establish a corrective action plan in collaboration with the relevant individuals and stakeholders.

Handling Conflicts of Interest and Related Party Transactions

At TransAlta, we expect and promote a culture of integrity and ethical business conduct by requiring employees, officers, and directors to conduct their personal business and affairs in a manner that ensures that their private or personal interests do not interfere or appear to interfere with the interests of the Company. Our policies provide that each director and executive officer must comply with the disclosure requirements of the CBCA regarding any interest in material contracts or material transactions or proposed material contracts or proposed material transactions. If a declaration of material interest is made, the declaring director shall not vote on the matter if put to a vote of the Board. In addition, under the Directors’ Code of Business Conduct, directors are more generally required to avoid any activity that could compromise, or appear to compromise, the performance of their duties and responsibilities or their objectivity and exercise of sound, ethical business judgment in the performance of their duties. Directors faced with an actual or potential conflict of interest, including those that may arise because of a director’s (or a relative’s) interests or relationships outside the Company may be asked to recuse themselves from any deliberations with respect to the matter.

The Audit, Finance and Risk Committee (“AFRC”) has also adopted amendments to its Charter to expressly assist the Board in its oversight of material transactions involving related parties. The AFRC will consider the related party transaction and may recommend the use of a standing committee or an ad hoc special committee to assist the Board in the evaluation of any such related party transactions. The AFRC is considered the appropriate committee to initially assess related party transactions given the additional independence requirements required of each committee member pursuant to applicable securities laws. For the purposes of this policy, the term “related party” include entities that the Company controls, but are not wholly-owned, and applies to any agreement entered into with such a related party that has a value in excess of $30 million (based on the aggregate value of the contract). In the past, the Board has established special committees to consider related party transactions, including in regard to the sale of certain assets to TransAlta Renewables Inc.

TransAlta Corporation | 2022 Management Proxy Circular	47

Insider Trading

The Company maintains an insider trading policy (“Insider Trading Policy”) and reporting guidelines that place restrictions on “insiders” and those in a special relationship with TransAlta from trading in TransAlta shares and other securities of the Company. Our policy meets the requirements of the stock exchanges on which our shares are listed as well as those of corporate law and includes the following measures:

•	Establishment of quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These blackouts extend to all employees engaged in the preparation of our financial results and all officers and directors. The blackouts are effective from the first day following the end of a quarter or fiscal year-end and end at the close of trading on the second trading day after we issue the news release or disclose our financial results;

•	Publishing and communicating the dates for regular blackout periods and sending a monthly reminder to all reporting insiders of their obligations;

•	Establishment of special trading blackouts at times when employees, for business reasons, may be in possession of material non-public information; and

•	Requiring all reporting insiders to pre-clear securities trading transactions.

Whistleblower Procedures

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct. Our procedures are not limited to accounting, auditing and financial processes, and instead provide employees, contractors, Shareholders and other stakeholders the ability to report ethical violations, violations of laws or Company policies or any other potentially material matters they wish to bring to the attention of our Board through the AFRC. All submissions can be made directly to the Chair of the AFRC by identifying the submission with “subject matter 003”. Submissions can also be made anonymously or confidentially and may be made using our toll-free number or via our Ethics Helpline at www.transalta.com/ethics-helpline. Complaints are investigated by the Company’s ethics investigations committee under the oversight of the AFRC. The AFRC receives all incidents, complaints or information reported through the Ethics Help Line addressed to the AFRC or relating to potential or suspected material breaches of securities laws, accounting, internal accounting controls, auditing or financial reporting matters and any material ethical or legal violation. If the findings are urgent, they will be reported to the Chair of the AFRC immediately.

The Board’s Mandate

General Governance Guidelines

Our Board is responsible for the stewardship of the Company, overseeing the execution of the Company’s strategies and establishing our key policies and standards, including policies for the assessment and management of our risks. The Board has adopted General Governance Guidelines for the Board to provide a framework for how we conduct our business and to help us meet our responsibilities. These guidelines include a general overview of the Board’s role in our governance, a statement of key principles and policies applicable to the Board and its committees, and a mandate that describes the Board’s major responsibilities, goals and duties. We believe that these practices benefit all stakeholders and form the building blocks for long-term success. These guidelines are reviewed annually by the GSSC and the Board to ensure they reflect the most appropriate governance standards for the Company. Our guidelines may be found in Appendix “B” to this Proxy Circular and on our website at www.transalta.com/investor-centre/governance.

Board Relationships with Management

In accordance with the General Governance Guidelines, the Board has delegated to the CEO and senior management the responsibility for the day-to-day management of the business and affairs of the Company. Nevertheless, the Board takes an active and engaged role in working with senior management and overseeing the strategies, risks, governance and affairs of the Company. In addition to those matters that must, pursuant to applicable laws and our by-laws, be approved by the Board, the Board has delegated to management the authority to approve expenditures within specified limits. The Board retains responsibility for significant matters such as major changes to strategy or significant transactions, CEO succession planning, governance and organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of material environmental policies.

TransAlta Corporation | 2022 Management Proxy Circular	48

Terms of Reference for the Chair of the Board

The Board has also adopted terms of reference for the Chair setting out the Chair’s responsibilities and duties. The Board Chair is required to be independent within the meaning of applicable corporate and securities laws. The Chair is responsible for the leadership of the Board and ensuring that the Board governs the Company’s business and affairs. To lead the Board in fulfilling its duties, the Chair ensures that the Board has sufficient information to make business decisions; establishes the frequency of Board meetings, coordinates, in conjunction with the CEO, Chief Operating Officer, Executive Vice President, Legal, Commercial and External Affairs and the Corporate Secretary, the agenda for the Board and Shareholder meetings, and works closely with each Committee Chair to establish agendas for each Committee meeting and ensure that each of the Committee’s functions is effectively carried out. In addition to the role of a leading the Board, the Chair is an essential link between the Board and the CEO in ensuring that the CEO is aware of any concerns raised by the Board and that the Board promptly receives information pertaining to management strategies, plans and performance matters. A copy of the terms of reference for the Chair can be found on our website at www.transalta.com/investor-centre/governance.

Committee Charters and Committee Chair Position Descriptions

The Board has delegated various responsibilities to four standing committees, which in turn regularly report and make recommendations (when applicable) to the full Board: (i) Audit, Finance and Risk; (ii) Governance, Safety and Sustainability; (iii) Human Resources; and (iv) Investment Performance. The Chair of each Committee, who is guided by a Committee Charter, is responsible for the organization of the Committee and fulfillment of its mandate and works closely with the Board Chair to ensure the Committee’s functions are effectively carried out. The Committee Charters, along with the Board Chair position description, can be found on our website at www.transalta.com/investor-centre/governance.

Please see each Committee’s report in this Proxy Circular for an overview of their principal functions and activities during 2021.

CEO Position Description

We also have a position description for our CEO that is reviewed annually by our CEO and the HRC and is approved by the Board. A copy of the position description is available on our website at www.transalta.com/investor-centre/governance.

The Board considers the responsibilities set out in our General Governance Guidelines for the Board, each of the Committee Charters, including the Committee Chair responsibilities and the terms of reference for the Chair of the Board, to be comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the Committee Chairs, each Committee and each director.

Strategic Planning

The Board also has oversight of our strategy and strategic planning process and closely monitors, collaborates with and oversees management’s performance in executing on our strategy and meeting the objectives of our strategic plan.

The Board meets annually for a strategic planning session with management in which it reviews, discusses and approves the Company’s strategic plan and progress made towards achieving the plan. The Board regularly engages in discussions and reviews the Company’s strategies and potential alternatives, addressing the evolving needs and circumstances of the Company and the environments in which we operate, with the presence of, and without, senior management, and with the benefit of advice from outside financial advisors and consultants, as appropriate. The Board also periodically holds in camera meetings without the presence of the CEO or other management in order to assess, test and discuss the Company’s strategic plan and priorities, and alternatives thereto, with a view to ensuring the appropriateness and execution of the Company’s strategic plan with a view to maximizing Shareholder value.

The Board reviews and updates its strategic plan annually during strategic planning sessions. As part of this strategic planning session, management provides an assessment on the competitive environment, growth opportunities, regulatory environment and capital allocation in order to identify opportunities and risks to our business strategy. In 2021, this strategic planning session was held in-person and included considering growth initiatives and strategies, the evaluation of the coal-to-gas conversions and the repowering of Sundance Unit 5, an assessment of the Alberta electricity market and power prices, and other matters of strategic importance to the Company. The Board also considered the future cash profile of the Company and, in September 2021, approved an 11% dividend increase.

In 2019, the Company entered into an investment agreement (the “Investment Agreement”) with Brookfield BRP Holdings (Canada) Inc., an entity affiliated with Brookfield Renewable Partners L.P. and Brookfield Asset Management, Inc. (collectively, “Brookfield”), pursuant to which Brookfield agreed to invest $750 million in the Company (the “Brookfield Investment”) through the purchase of exchangeable securities, which will be convertible into up to a 49% equity ownership interest in an entity established to hold the Company’s Alberta hydro assets in the future at a value based on a multiple of the future adjusted EBITDA of such hydro assets. On May 1, 2019, Brookfield invested the initial tranche of $350 million in the Company in exchange for 7% unsecured subordinated debentures. The second tranche of the Brookfield Investment closed in October 2020, pursuant to which Brookfield invested the remaining $400 million in the Company in exchange for a new series of redeemable, retractable first preferred shares. Further details concerning the Brookfield Investment are contained in the Company’s Annual Report and Annual Information Form for the year ended December 31, 2021, copies of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

TransAlta Corporation | 2022 Management Proxy Circular	49

Environmental, Social and Governance

The GSSC assists the Board in fulfilling its oversight responsibilities with respect to the formulation and implementation of the policies, standards and practices with respect to climate change, health, safety and environment, and social well-being, including human rights, working conditions and responsible sourcing and related risks. The Board takes the safety of the Company’s employees and contractors very seriously and the GSSC reviews quarterly the safety performance of the Company.

In 2021, CDP (formerly Climate Disclosure Project) recognized TransAlta with a B score, ranking us above the North American regional average of C and representing the highest score achieved by companies in the thermal power generation sector. Our alignment with the Task Force on Climate-Related Financial Disclosures (TCFD) recommendations include key findings of a climate-related scenario analysis conducted in 2021. In January 2022, TransAlta became the first publicly traded Canadian energy company to join the global list of companies committed to setting a science-based greenhouse gases (“GHG”) emissions target. In December 2017, Canada’s Chartered Professional Accountants recognized our climate change reporting as “outstanding.” In 2015, the Company scored 100% for disclosure on climate change related management and performance and was added to the Disclosure Leadership Index in Canada (top 20 in Canada). The GSSC annually reviews and makes recommendations regarding the Company’s guidelines and practices relating to environmental protection, including the GHG mitigation and considers whether our environmental procedures are being effectively implemented.

We have a long history of adopting leading sustainability practices, including voluntarily integrating our sustainability report into our Annual Report since 2015 and aligning our environmental, social and governance (“ESG”) goals with the UN Sustainable Development Goals. The key components of the Company’s approved 2021 ESG targets include:

•	by 2026, achieving company-wide GHG reductions of 75% below 2015 levels and by 2050 achieving carbon neutrality;

•	by 2026, achieving a 95% reduction of SO2 emissions and an 80% reduction of NOx emissions over 2005 levels from TransAlta’s coal facilities;

•	a continued focus on safe operations and environmentally sustainable practices, including by undertaking significant reclamation work;

•	undertaking initiatives that will enhance the environmental performance of the Company, including the termination of coal generation in Canada since 2021 and company-wide by the end of 2025;

•	supporting equal access to all levels of education for youth and Indigenous peoples through financial assistance and employment opportunities;

•	enhancing our commitment to workplace diversity and adopting a target of 50% female membership on the Board by 2030 and achieving gender diversity of at least 40% female employment for all employees by 2030; and

•	by 2026, achieving company-wide GHG reductions of 75% below 2015 levels and by 2050 achieving carbon neutrality.

The full details of the approved ESG targets are available at www.transalta.com/sustainability and more information regarding these ESG targets and the Company’s ESG performance are also included in the Company’s Annual Report for the year ended December 31, 2021.

Responding to the COVID-19 Pandemic

Throughout 2021, the Company maintained and modified our COVID-19 protocol as required due to the changing and ongoing nature of the pandemic. The Company continued to operate under its business continuity plan, which focused on ensuring that: (i) employees that could work remotely did so; and (ii) employees that operate and maintain our facilities, and who were not able to work remotely, were able to work safely and in a manner that ensured they remained healthy.

TransAlta Corporation | 2022 Management Proxy Circular	50

The Board and management have been monitoring the development of the outbreak and are continually assessing its impact on the Company’s operations, supply chains and customers as well as, more generally, to the business and affairs of the Company. To manage the risks resulting from COVID-19, we have taken a number of steps in furtherance of the Company’s business continuity efforts, including as set forth below:

Responses to the COVID-19 Pandemic
Management Responses	•	Regularly communicated with the Board and employees in regard to the Company’s response to COVID-19;
	•	Maintained and updated COVID-19 safety protocols, including a back-to-office and site strategy, including a remote work strategy, that will remain in place until the pandemic becomes endemic; and
	•	Developed leadership plans, including contingent authorities.
Policy Changes	•	We continue to align all non-essential travel and quarantine requirements with local jurisdictional guidance for all TransAlta employees and contractors for all jurisdictions in which we operate.
Employee Changes	•	Provided continued assurances to employees that their employment with TransAlta would not be impacted by the COVID-19 pandemic;
	•	Maintained health screening procedures, including questionnaires and temperature tests, enhanced cleaning measures and strict work protocols at TransAlta’s offices and facilities in accordance with our back-to-office and site strategy to ensure that employees remain safe;
	•	Maintained policies to seamlessly allow non-essential employees to work remotely, as appropriate; and
	•	Provided COVID-19 related town halls and information sessions for employees featuring medical professionals and epidemiologists.
Operational Changes	•	Modified our operating procedures and implemented restrictions to non-essential access to our facilities to support continued operations through the pandemic;
	•	Reviewed the supply chain risk associated with all key power generation process inputs and implemented weekly monitoring for changes in risk;
	•	Reached out to key supply chain contacts to determine strategies and contingencies to ensure we could continue to progress our growth projects, wherever possible; and
	•	Identified new cybersecurity risks associated with phishing emails and enhanced security protocols and increased awareness of potential threats.
Financial Oversight	•	Continued to maintain a comprehensive commodity hedging program for our merchant assets that can respond to changes in underlying market conditions;
	•	Continued to monitor counterparties for changes in creditworthiness as well as monitor their ability to meet obligations; and
	•	Continue to monitor the situation and communicate with our key lenders on any foreseeable impacts and on our response to the crisis. We maintain a strong financial position and significant liquidity with our existing committed credit facilities.

The Company continues to actively monitor the situation and advice from public health officials with a view to responding to changing recommendations and adapting our response and approach as necessary.

Risk Management

The Board is responsible for overseeing the Company’s risk identification, management and mitigation strategies and the risk assessment process, including:

•	making sure we identify our principal risks and assess those risks annually, taking into consideration our risk appetite and any potential changes in our business or the marketplace;

•	monitoring our risk management programs through the work of the Committees, which report to the Board; and

•	ensuring that management has put in place appropriate systems to identify, mitigate and manage the Company’s risks and that residual risks remain within our risk appetite.

We have adopted a comprehensive Enterprise Risk Management framework that evaluates the risks from each of our major businesses. This process involves analyzing both existing and emerging risks in defined categories and takes into consideration factors that work to mitigate our risks.

TransAlta Corporation | 2022 Management Proxy Circular	51

The AFRC is responsible for overseeing the Company’s processes and key policies for the identification, assessment and management of the Company’s principal risks and annually (or more frequently as required), reviews the Company’s risks with management and reports to the Board. The AFRC also receives updates on management’s assessment of our principal business risks at every regularly scheduled quarterly meeting. The HRC is responsible for the review of the Company’s compensation-related risks and undertakes an annual assessment of those risks, or more frequent assessment if required. The GSSC has overall responsibility with respect to the Company’s security practices and environmental health and safety policies and practices, and annually reviews with management the Company’s related policies and risks. The IPC provides oversight of management’s significant investments and the execution of major Board approved capital expenditure projects that are in furtherance of the Company’s strategic plans The AFRC, HRC, GSSC and IPC each report to the Board following their respective meetings. The Board conducts an annual comprehensive review of the Company’s risk assessment in coordination with management. For each material risk that is identified, the Company assigns an executive officer as being responsible for monitoring and mitigating the impact of such risks.

Internal Controls

The Board, through the AFRC, obtains confirmation from management, internal auditors and the independent auditors that our internal control systems are operating effectively. The Board has also delegated to the AFRC the responsibility for reviewing our quarterly and annual financial statements and, as required, for recommending them to the Board for approval. In addition, the AFRC is responsible for overseeing our internal audit function and our lead Internal Auditor meets regularly with the Chair of the AFRC without the presence of management.

Meeting without Management or Non-Independent Directors

As a standard item on each regular Board and Committee agenda, the independent directors are scheduled time to hold in camera sessions, at which non-independent directors and members of management are not in attendance. In 2021, the Board held in camera sessions of independent directors at the end of each meeting of the Board. Each of the standing committees of the Board also held in camera sessions. In 2021, the Board held 11, the AFRC held eight, the HRC held seven, the IPC held 10, and the GSSC held five in camera sessions.

Succession Planning

The Board is responsible for the appointment of our CEO and other members of senior management. The Board believes that talent management and succession planning are critical to the Company’s continued success. The HRC assists the Board in reviewing senior leadership succession, including for the President and CEO. The HRC supports the Board in its review and development of succession plans for the President and CEO and other senior management roles, including through reviews of the Company’s organizational structure and policies and procedures relating to employment, succession planning and compensation.

In regard to the CEO position, the HRC establishes and reviews the succession plan for the CEO on an annual basis under a variety of scenarios, including in emergency replacement scenarios. The HRC works closely with the CEO and the full Board to develop, monitor and assess the Company’s succession plans, including reviewing the internal talent pool on a regular basis, selecting executive development opportunities, and evaluating performance and progress. Succession planning will continue to be an important area of focus for the Board and the HRC into the future. The promotion of internal candidates to significant offices of the Company demonstrates the quality of internal development opportunities available to strong senior leaders in the Company.

President and Chief Executive Officer succession has been a significant focus for the HRC and the Board over the past three years, which recently culminated in a smooth transition of this role from Dawn Farrell to John Kousinioris on April 1, 2021.

Our management succession planning process also includes identification of high-potential employees. Included in this analysis is a review of skills, talent management and development needs. If required, independent consultants may be retained in order to assist the HRC in the identification of any skills gap or compatibility for the role. High-potential employees are also given the opportunity to make presentations in front of the Board in order to gain experience at that level. The HRC provides oversight to ensure that we have appropriate programs for addressing employee retention and for overseeing human capital risk.

TransAlta Corporation | 2022 Management Proxy Circular	52

Board Characteristics

Independence of Directors

The independence of our directors is assessed and determined annually by the Board at the recommendation of the GSSC. The GSSC uses the definition of “independence” under National Policy 58-101 — Disclosure of Corporate Governance Practices and National Instrument 52-110 — Audit Committees. The independence criteria also conform to the applicable rules of the SEC, the NYSE and those set out in Sarbanes-Oxley. The criteria are also utilized to assess the independence of any new director appointed or nominated to the Board.

A director is independent if such director does not have a direct or indirect material relationship with TransAlta. The Board believes that a relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association the director may have. The information required to make this determination is collected through the review of biographical material, discussions with the directors and questionnaires completed by the directors annually or prior to their appointment. In determining whether a director is independent, the Board reviews and analyzes the existence, materiality and effect of any relationships between the Company and each of our directors, either directly, through a family member or as a partner, shareholder or officer of another organization that has a relationship with the Company and determines, in each case, whether the relationship could, or could reasonably be perceived to, materially interfere with the director’s ability to act independently of management.

Our independent directors do not receive remuneration from us in excess of their retainers and reimbursement of reasonable travel fees and, to the extent applicable, travel and meeting fees. The Board has affirmatively determined that none of the director nominees (with the exception of Mr. John Kousinioris, our President and CEO), has a material relationship with TransAlta, either directly or indirectly, that could reasonably be expected to interfere with the exercise of independent judgment. Mr. John Kousinioris, who was appointed President and CEO of the Company on April 1, 2021, and a director of the Company on April 1, 2021, is not independent by virtue of his role as an executive officer of the Company.

Mr. Goldgut is an officer and Mr. Reid is a former officer of entities affiliated with Brookfield, an entity that receives fees for having two representatives serve on the Company’s management hydro operating committee, which is focused on optimizing the operations and maximizing the value of the Company’s Alberta hydro assets. Brookfield has invested $750 million in the Company pursuant to the Brookfield Investment. The GSSC and the Board reviewed and considered this relationship and determined that it does not interfere with the exercise of Mr. Goldgut’s or Mr. Reid’s independent judgment in their role as members of the Board. As a result, Mr. Goldgut and Mr. Reid are independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices and under the NYSE governance standards; however, as a result of Brookfield receiving an annual management fee of $1,500,000 for serving on the hydro operating committee, they do not satisfy the additional independence requirements of National Instrument 52-110 — Audit Committees. As a result, Mr. Goldgut and Mr. Reid cannot serve on the Company’s AFRC as they do not satisfy these additional independence requirements.

Ms. Sharman is an executive officer of CIBC, a leading Canadian national bank. The Company engages CIBC in the ordinary course of business to provide banking and financial services, which includes CIBC being included in a syndicate of financial institutions that have made available to the Company a credit facility. In connection with the provision of these services, CIBC receives fees from the Company and certain affiliated entities. The fees paid by the Company and its affiliates to CIBC in the last three fiscal years are significantly less than 2% of CIBC’s consolidated gross revenues. The Company further understands that CIBC will establish procedures to ensure that Ms. Sharman is not made aware of, or have information pertaining to, TransAlta in her decision-making authority at CIBC. Comparably, Ms. Sharman would recuse herself from Board discussions relating to matters involving CIBC and would not vote on any such matters. Nonetheless, as a result of the fees payable to CIBC, Ms. Sharman does not meet the additional independence requirements of National Instrument 52-110 — Audit Committees, which results in her being unable to serve on the Company’s AFRC.

The Board also considered Ms. Ambrose’s role at TD Securities Inc. as Deputy Chair and concluded that her role at TD Securities Inc. is not that of an “executive officer” within the meaning of National Instrument 52-110 — Audit Committees. Although the Board concluded that she meets the additional independence requirements and is able to serve on the AFRC, Ms. Ambrose does not currently sit on the AFRC.

Board Chair Independence

The Chair of the Board, John P. Dielwart, is an independent director. He has never served as an executive officer of the Company and the Board has affirmatively determined that he is independent. The Board has adopted guidelines which, subject to the discretion of the Board, provide that the Chair of the Board shall be appointed by the Board and shall be responsible for the overall process involved in the work of the Board as well as the development and effective performance of the Board.

TransAlta Corporation | 2022 Management Proxy Circular	53

Diversity

At TransAlta, diversity is a principle that is supported both by our Board and senior management. In 2015, the Board adopted a Board and Workplace Diversity Policy that recognizes that a diverse mix of skills, experiences, backgrounds and gender at the Board and senior management levels, as well as within our workforce, enhances our Company’s competitive advantages. In 2020, the Board adopted an Equity, Diversity, and Inclusion Pledge that commits the Company to advance equity, diversity and inclusion (ED&I) in the workplace. By undertaking this pledge, the Company will seek to remove systemic barriers that may prevent diverse employees from thriving, including visible minorities, Indigenous people, members of the LGBTQ+ community, persons with disabilities and women.

Our Board and Workforce Diversity Policy, which includes our Equality, Diversity and Inclusion Pledge, is available on our website at www.transalta.com/about-us/governance/board-and-workforce-diversity, and specifically seeks to advance diversity at the Board and throughout the Company, including as it pertains to women, Indigenous peoples, persons with disabilities and visible minorities (being persons, other than Indigenous peoples, who are non-Caucasian in race).

The Company also announced industry-leading Board and company-wide gender targets. On January 16, 2020, the Board approved a target of 50% female membership on the Board by 2030 and achieving gender diversity of at least 40% of female employment for all employees by 2030. Although the Company does not have a target specific to executive officers, the workforce target of 40% is expected to continue to result in women being well represented at the executive level. The Board considers these gender targets to demonstrate the Company’s commitment to diversity and inclusiveness and are expected to benefit the Company not only by expanding our pool of qualified employees and senior leaders, but also by incorporating different perspectives and ways of thinking to drive innovation and successfully execute on our strategy. In 2021, the Company established a Sustainability-Linked Loan that will align the cost of borrowing to TransAlta’s gender diversity targets.

The Company has adopted gender targets so that by 2030 50% of the Board and 40% of the Company’s entire workforce will be women.

TransAlta is an active supporter of gender diversity to ensure diversity of thought, to drive value, to create an attractive work environment, and to follow best business practice. Our commitment to gender diversity in our business is evidenced by our female participation rates on both our executive team and Board. As of December 31, 2021, men made up 58% (seven male directors) and women made up 42% (five female directors) of our Board composition compared to 45% in 2020, due to the retirement of one female Board member. In 2021, we achieved 50% female representation on the Board, excluding the two director nominees from Brookfield. Our Board remains committed to maintaining and increasing the representation of women on the Board as turnover occurs, taking into account our skills matrix and the skills, background and knowledge desired at that particular time to fulfil the Board’s mix of skills and experience. With respect to executive officer positions, we have three women (33.3%) and six men (66.6%). Women make up approximately 24% of our total workforce, an increase over 2020 levels. In 2021, we pioneered a female apprenticeship program to strategically target the recruitment of high potential female students and train them to gain valuable experiential learning in the trades. The female apprenticeship program has created a pipeline of future female talent for the Company and has resulted in us being able to creatively target, recruit, hire and retain the first-ever female wind technicians, as well as the first females in the roles of instrumentation technician, electrical technician and power plant operator in our gas fleet in Alberta.

TransAlta has been and remains committed to diversity as is exhibited both by the number of women on its Board and in senior management positions. As of December 31, 2021, the Board and executive officers do not currently include any visible minorities, Indigenous peoples, or persons with disabilities (each, a “designated group”). Although the Company specifically adopted a goal of advancing diversity throughout the Company with regard to individuals that identify with a designated group, the Company and its material subsidiaries have not adopted a target number or percentage for any of the three categories comprising a designated group. Rather than adopting targets at the Board and executive level, the Company is focused on applying the Company’s Board and Workplace Diversity Policy to promote employment and advancement opportunities for individuals within a designated group throughout the Company rather than being focused only on the most senior levels of the organization. The Company believes this is a more meaningful and sustainable approach to improving diversity and inclusion throughout the Company’s workforce, which should over time result in individuals that identify with a designated group being promoted internally to more senior positions, including executive officer positions.

On May 3, 2021, the Company announced that we received certification from a third party that specializes in measuring and tracking ED&I metrics for organizations, due to our continued commitment to and meaningful performance on ED&I in the workplace. The Company also developed a five-year ED&I strategy (“ED&I Strategy”) that was approved by the Board in August 2021. The first phase of this strategy focuses on raising awareness to build a foundation and common understanding. upon which our co-workers can have meaningful conversations to learn about one another. The second phase aims to reinforce and embed inclusive behaviours. To execute the first stage of the strategy, in 2021, we committed to and began the development of Indigenous Awareness training that will be provided to all Canadian, Australian and US employees by the end of 2030. Furthermore, in 2021, we launched our Women in Trades Scholarship program with 13 different educational institutions for eligible female-identifying students enrolled in post-secondary trade programs. The Women in Trades Scholarship is intended to assist women in obtaining an education in trades by showcasing and rewarding successful female role models.

TransAlta Corporation | 2022 Management Proxy Circular	54

TransAlta was once again added to the Bloomberg Gender-Equality Index in 2021, which expanded to represent 44 countries and regions, and comprises 380 companies across 11 sectors. The Bloomberg Gender-Equality Index tracks the financial performance of public companies committed to supporting gender equality through policy development, representation, and transparency. Inclusion in this index is assessed against 75 metrics, each allocated to one of five pillars: (i) Female Leadership and Talent Pipeline; (ii) Equal Pay and Gender Pay Parity; (iii) Inclusive Culture; (iv) Sexual Harassment Policies; and (iv) Pro-Women Brand.

At the management level, through our development process, TransAlta has committed to providing employees with diverse backgrounds internal opportunities for growth within our operations to enhance our pipeline of talent available for succession. As part of the Company’s employment practices, we work to ensure gender diversity in our executive succession as well as in candidate slates for all open executive officer positions, which can be evidenced by the recruitment of two accomplished women executives in 2018, the appointment of one woman as a Senior Vice President in 2020 and one women as the Corporate Controller in 2021. To monitor our progress on the advancement of women and to develop a healthy pipeline of female talent, we also:

•	ensure that any list of potential Board nominees includes at least 50% women;
•	maintain a list exclusively of highly qualified women director nominees;
•	identify top talent and implement development plans for high-potential women;
•	ensure pay equity between men and women (we have proactively adjusted pay throughout the Company to align pay between men and women that perform similar roles on several occasions over the past five years, including during the pandemic in 2020 and 2021);
•	actively seek recruitment of women in key roles within the Company;
•	monitor the number of women in senior leadership roles and those in the pipeline as emerging leaders; and
•	connect female talent with senior leaders to accelerate the development and advancement of high-potential women.

As well, female advancement in the Company and the potential for unconscious bias is a topic specifically addressed by the HRC.

As at December 31, 2021, women accounted for approximately 24% of the entire workforce, which is broken down in greater detail in the below table:

				Total % within Stratum		Total % of all Employees
	Male	Female (1)	Total	Male	Female(1)	Male	Female(1)
Board of Directors	7	5	12	58.33%	41.67%	0.54%	0.39%
Chief and Executive	5	2	7	71.43%	28.57%	0.39%	0.15%
Senior Vice President	1	1	2	50.00%	50.00%	0.08%	0.08%
Vice Presidents	13	4	17	76.47%	23.53%	1.00%	0.31%
Managers	65	23	88	73.86%	26.14%	5.02%	1.78%
Supervisors	106	24	130	81.54%	18.46%	8.19%	1.85%
Staff	782	256	1,038	75.34%	24.66%	60.43%	19.78%
Total	979	315	1,294	—	—	75.66%	24.34%

Note:

(1)	The data in this table does not reflect self-identification, it only identifies male or female. Nevertheless, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities.

Year-over-Year Comparison

Year	Total Employees (% Female)(1)	Board Members (% Female)(1)
2021	24.34	41.67
2020	22.00	45.45
2019	18.00	44.00

Note:

(1)	The data in this table does not reflect self-identification, it only identifies male or female. Nevertheless, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities.

Through the targets set by the Board, year over year, the Company has surpassed those of many other public issuers that aspire to the 30% Club in Canada and is on track to achieve gender parity on the Board in 2030. Furthermore, the Company has made strides from 2019 to increase the recruitment, hiring and retention of women throughout the workforce.

TransAlta Corporation | 2022 Management Proxy Circular	55

The Company has only one “material subsidiary” (as such term is defined by the CBCA), being TransAlta Renewables Inc. As at December 31, 2021, at TransAlta Renewables Inc. women accounted for approximately 37.5% and 17% of the Board and executive, respectively, as set forth in the table below:

	Board		Executives
Material Subsidiary(1)	Male (%)	Female(2) (%)	Male (%)	Female(2) (%)
TransAlta Renewables Inc.	62.5%	37.5%	83%	17%

Notes:

(1)	TransAlta Generation Partnership also meets the definition of a “Material Subsidiary” although it is managed by TransAlta and does not have its own board of directors or executive team.
(2)	The data in this table does not reflect self-identification, it only identifies male or female. Nevertheless, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities.

Attendance

We expect directors to attend all regularly scheduled Board and Committee meetings. As well, we expect our directors to attend our Company’s annual meetings of Shareholders. In addition, should special Board or Committee meetings be required, we make every effort to schedule such meetings to accommodate the attendance of the majority of directors.

Other Public Company Directorships/Committee Appointments

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve. However, each director’s position(s) on outside boards or committees is taken into account as part of the annual robust assessment of each director’s individual contributions and effectiveness; as a general principle, our directors recognize that Board and Committee service requires significant time and attention in order to properly discharge their responsibilities, and that service on boards or committees of other organizations should be consistent with that principle, as well as the Company’s conflict of interest standards set out in our Directors’ Code of Business Conduct.

The following table outlines other public company directorships our nominee directors hold including the committees on which they serve. The GSSC reviews each director’s other public company directorships and considers whether any such directorships would have an adverse impact on the director’s commitment to the Company. The GSSC has raised no concerns with the Board members’ other public company directorships.

Name	Other Public Company Directorships	Stock Exchange	Board/Committee Appointments
Ambrose, R.	Andlauer Healthcare Group Ltd.	TSX	Audit; Compensation; Nominating & Governance
Dielwart, J.	Crescent Point Energy Corp.	TSX	Reserves; Environmental, Health & Safety (Chair)
Fohrer, A.	PNM Resources, Inc.	NYSE	Audit and Ethics (Chair); Nominating & Governance
Folse, L.	None	-	-
Goldgut, H.	None	-	-
Kousinioris, J.	None	-	-
O’Flynn, T.	None	-	-
Park, B.	None	-	-
Pinney, B.	North American Construction Group Ltd.	TSX/NYSE	Lead Director; Audit (Chair); Human Resources & Compensation
	Sundial Growers Inc.	NASDAQ	Audit (Chair); Compensation; Nominating and Corporate Governance
Reid J.	CWC Energy Services Corp.	TSXV	Chair of the Board
	Inter Pipeline Ltd.	Not listed	Director
Sharman, S.	None	-	-
Slusser, S.	None	-	-

TransAlta Corporation | 2022 Management Proxy Circular	56

Board Expertise

Orientation and Continuing Education

Orientation

On May 4, 2021, Ms. Folse, Mr. O’Flynn, Mr. Reid and Ms. Slusser were appointed to the Board as new directors. Prior to their appointments to the Board, they were given a clear indication of the workload and time commitment required to serve on the Board. Individual meetings between Ms. Folse, Mr. O’Flynn, Mr. Reid and Ms. Slusser were also scheduled with each executive officer in order to allow them to familiarize themselves with the management team and to receive an orientation on TransAlta’s strategies, operations, generation technology, business development, legal, finance, investor relations, and human resource capital and cost and efficiency programs. This orientation also included providing Ms. Folse, Mr. O’Flynn, Mr. Reid and Ms. Slusser with the following:

•	a director’s manual containing written information about the directors’ duties and obligations, the Board, each Committee (including the Charter for each Committee), the Company’s constating documents, the Directors’ Code of Business Conduct, the Corporate Code of Conduct, the Supplier Code of Conduct, our Disclosure Policy, our Insider Trading Policy, the Company’s other key policies, and a summary of our business and operations;
•	access to materials and minutes from recent Board and Committee meetings; and
•	at the beginning of the term, participation in all Committee meetings to obtain an understanding of each Committee’s function, oversight responsibilities and the overall workings and responsibilities of the Board.

New directors are also provided with targeted orientation sessions, carried out over several hours, to address multiple topics that are critical to understanding our business, including with respect to the energy and utilities industry, strategy, operations, financial matters, legal compliance, risk management and assurance, and various other topics. Depending on the circumstances at the particular time, new directors may also receive presentations and analyses from our outside legal and financial advisors and other consultants on aspects of our business, strategy, strategic alternatives, financial matters, legal and compliance, compensation programs and other matters.

Continuing Education

Our continuing education for directors seeks to instruct directors regarding the nature and operation of the Company and includes the following:

•	a comprehensive package of information prior to each Board and Committee meeting;
•	presentations and tours of our principal operations on a periodic basis, often in conjunction with Board meetings, to maintain directors’ familiarity with TransAlta’s operations, operational staff and the communities in which we operate;
•	focused strategy sessions and deliberations, including presentations from management and outside advisors, reviews of strategic alternatives, and testing of strategies and alternatives;
•	presentations from outside financial advisors, legal counsel and other consultants;
•	access to an online secure site where management posts updates relating to our operations and other topics of interest to the Board to keep the Board current and up to date on matters being dealt with by management;
•	presentations by management of TransAlta to provide directors with information pertinent to our business;
•	information sessions on topics suggested by management or directors;
•	the GSSC, with input from the Corporate Secretary, sets a schedule for speakers and/or presentations from internal or external sources;
•	reports on the work of Board Committees following Committee meetings;
•	full access to our senior management and employees;
•	professional development courses; for instance, our Board subscribes to both the Institute of Corporate Directors and the National Association of Corporate Directors organizations, which promote the continuing education of directors; and
•	encouraging directors to participate in other available educational opportunities that would further their understanding of our business and enhance their Board performance.

TransAlta Corporation | 2022 Management Proxy Circular	57

In 2021, our directors received continuing education, including presentations on the following topics:

Date	Topic	Prepared/Hosted by	Attended by
March	Geopolitical Context Setting	Eurasia Group	All directors
August	Alberta Market	EDC Associates Ltd.	All directors
August	Organizational Culture	Spencer Stuart	All directors

Prior to COVID-19 restrictions, the Board also regularly held evening dinner sessions before the day of regularly scheduled Board meetings. Board dinners are treated as an opportunity to accomplish a number of important governance objectives, including: building collegiality by meeting as directors in a less formal atmosphere; meeting high-potential employees in order to advance the succession planning for the Company; and holding educational sessions on important topics for the Company’s business and strategic direction. In 2021 the Company held one evening dinner session prior to one regularly scheduled Board meeting.

Financial Literacy

An individual is defined as financially literate if such individual can read and understand financial statements that are generally comparable in breadth and complexity of issues to those found in our financial statements. The Board has determined that all directors are financially literate according to this definition. As well, Ms. Park, Mr. Pinney, Mr. Fohrer and Mr. O’Flynn qualify as “audit committee financial experts” as defined by the US Securities Exchange Act of 1934, as amended. This determination is based on an analysis of each director’s education, skills and experience. Designation as an “audit committee financial expert” does not impose on such person any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on a member of the Committee and/or Board in the absence of such designation.

External Consultants and Other Third Parties

The Board and its Committees have the ability to retain external consultants or other third parties at their own discretion. The HRC has retained Farient Advisors as independent compensation consultants to advise it on the Company’s compensation plan. See “Compensation Discussion and Analysis — Independent Advice”.

Board Effectiveness

Board Evaluation

We have established an annual evaluation process whereby our directors are provided with an opportunity to evaluate the Board, Board Committees, individual directors and the Chair’s performance. Below is a summary of the processes for the annual evaluation:

TransAlta Corporation | 2022 Management Proxy Circular	58

Review (Frequency)	By	Action	Outcome
Full Board (Annual)	All Members of the Board

Board members complete a detailed questionnaire that: (a) provides the quantitative ratings in key areas; and (b) seeks subjective comment in each of those areas.

Responses are reviewed by the GSSC together with the Chair of the Board.

Board members also meet one-on-one with the Chair of the Board to discuss their views about the effectiveness of the Board.

The GSSC and Board reviews and considers any proposed changes to the General Governance Guidelines for the Board.

A summary report is prepared by the Chair of the Board.

The summary report is reported to the full Board by the Board Chair during an in camera session.

Areas of improvement and objectives are identified and monitored.

Suggestions are provided to the CEO to be communicated to senior management for improvements in areas that will assist the Board in the discharge of its responsibilities.

Chair of the Board (Annual)	All Members of the Board

Board members assess and comment on the Chair of the Board’s performance measured against the position description.

Individual responses are received by the Chair of the GSSC during one-on-one sessions with each member of the Board.

A summary report is prepared by the Chair of the GSSC and provided to the Chair of the Board and the full Board during an in camera session.

Before the Chair of the Board’s first term, the Chair of the GSSC makes recommendation to the full Board with respect to the renewal of the term.

Board Committees (Annual)	All Members of the Board

Board members complete a detailed questionnaire to evaluate how well the Committees are operating and to make suggestions for improvement.

Responses are reviewed by the GSSC and Chair of the Board.

Board members also meet one-on-one with the Chair of the Board to discuss their views about the effectiveness of the Committees.

The GSSC and Board reviews and considers the proposed changes to the Committee Charters.

A summary report is prepared by the Chair of the GSSC.

The summary report is reported to the full Board by the Chair of the GSSC during an in camera session.

The Chairs of the respective Committees are expected to follow up on any matters raised in the assessment and take action, as appropriate.

Individual Directors (Annual)	Each Director

Each director formally meets with the Chair of the Board to engage in a full and frank discussion of any and all issues either wishes to raise.

Each director is expected to be prepared to discuss how the directors, individually and collectively, can operate more effectively.

The Chair of the Board reports summary findings to the full Board during an in camera session.

The Chair of the Board also meets one-on-one with each director to discuss how the director can operate more effectively.

Identifying New Candidates for the Board

The GSSC maintains an evergreen list of potential Board candidates. Potential Board candidates are drawn from diverse sources, including referrals from and networks of our directors, unsolicited inquiries by potential director candidates, references provided by our Shareholders and, in some cases, may be drawn from third-party recruiting organizations. The GSSC reviews the list of candidates to identify top candidates and requests that the CEO, the Chair of the Board or the Chair of the GSSC conduct an initial meeting with such candidates. As the next step, candidates deemed to be most suited for the Board meet other members of the Board and, if deemed appropriate, other members of the executive team. This process effectively provides for an orderly succession of directors by allowing the Board to plan Board appointments with Board retirements with a view to maintaining an appropriate composition of skills and experience.

When recruiting new directors the GSSC considers the merit of each individual, taking into account the vision and business strategy of the Company, as well as the diversity and skills needed on the Board and having regard to the Company’s skills matrix, required competencies and the Board and Workforce Diversity Policy. The evergreen list of potential Board candidates is regularly reviewed by the GSSC to ensure a diverse set of skills are represented. The evergreen list includes at least 50% women to ensure equal representation. The GSSC also takes into account prospective candidates’ relative executive leadership, legal and entrepreneurial backgrounds, and experience with public company directorships, all of which are valued but not determinative skills for any new Board members.

In addition, regard is also given to self-identified gender, the designated groups, age, business experience, professional expertise, personal skills, stakeholder perspectives and geographic background of any potential candidate. In 2021, the GSSC actively evaluated more than 49 candidates for the Board, of which 26 were women (approximately 53.1%) and seven visible minority candidates (approximately 14.3%). All these factors were then considered with the goal of creating a diverse Board that together can provide insight, oversight and foresight to benefit the Company.

TransAlta Corporation | 2022 Management Proxy Circular	59

Nomination Rights

Pursuant to the Investment Agreement, for so long as Brookfield holds the exchangeable securities, Brookfield is entitled to designate two (2) nominees for election to the Board at each annual meeting of shareholders. Each nominee must be (i) an individual acceptable to the GSSC, acting reasonably and applying the Company’s skills matrix and governance guidelines, and (ii) meet the requirements of and be eligible to serve as a director of the Company pursuant to applicable law. Messrs. Reid and Goldgut are the Brookfield nominees to the Board.

The Company is required to use commercially reasonable efforts to ensure that the Brookfield nominees are elected to the Board at each annual shareholder meeting, including soliciting proxies in support of their election and taking the same actions taken by the Company to ensure the election of the other nominees selected by the Board for election to the Board. Each Brookfield nominee must be an individual of high quality and integrity who has significant experience and expertise in business or that is applicable to business, served in a senior executive, leadership or entrepreneurial position, have broad exposure to and understanding of the Canadian business community, skills for directing the management of a company, and motivation and availability, in each case, to the extent requisite for a business of the complexity, size and scale of the business of the Company and on a basis consistent with the highest standards for directors of similarly situated Canadian publicly listed companies.

If either of Brookfield’s nominees to the Board are not elected at the Meeting or any subsequent meeting of the Shareholders, Brookfield’s obligation to increase and maintain its holding of common shares at 9% and its standstill, voting and lock-up obligations under the Investment Agreement may be suspended until the date that both of its nominees are elected or appointed to the Board. As previously disclosed by the Company, the Investment Agreement includes standstill, voting and lock-up obligations that will, subject to certain exceptions, be in effect until May 1, 2022. Among other things, Brookfield has agreed until May 1, 2022, that it will vote in favour of each director nominated by the Board; vote against any shareholder nominations for directors that are not approved by the Board; vote against any proposal or resolution to remove any Board member; and vote in accordance with any recommendations by the Board on all other proposals.

Shareholder Engagement

The Board believes that it is important to have regular and constructive engagement directly with its Shareholders. This includes allowing, encouraging and facilitating shareholders to express their views on strategic, governance and other matters directly to the Board. The Board encourages Shareholder participation at the Meeting, where the Chair of the Board will be available to respond to Shareholder questions. Between annual meetings, the Company supports an open and transparent process for Shareholders to contact the Board, including the Chairs of the Board Committees, through the office of the Corporate Secretary or at the email listed below. It is the practice of the Company for the Chair of the Board and the Chair of one of the standing Committees to meet with large institutional shareholders on an annual basis. Throughout 2021, representatives of the Board and senior management (including the CEO) engaged extensively with the Company’s significant Shareholders. In 2021, members of the Board met directly with shareholders representing approximately 34.7% of the Company’s total issued and outstanding common shares.

Appropriate topics for discussion between the Board and Shareholders may include oversight of the Company’s strategy, corporate governance, risk management oversight, executive performance or compensation, financial oversight, shareholder proposals, or Board or Committee composition, performance, diversity, tenure and succession planning. The Board Chair, with the assistance of the Corporate Secretary, determines which Shareholder engagement requests are properly addressed by the Board; typically, topics that are operational in nature or relate to financial results, transactions or Company performance will be referred by the Board to management. In addition to responding to Shareholder requests for meetings or inquiries, non-executive directors also engage in proactive Shareholder engagement events, including one-on-one in-person or telephone meetings with our significant Shareholders, roundtable discussions, roadshows, investor days, virtual meetings and other forums.

The Company’s Shareholder Engagement Policy is subject to applicable law and the Company’s disclosure policies, which prohibit the selective disclosure of undisclosed material facts or material changes. The Shareholder Engagement Policy is intended to promote and facilitate an interchange of views about governance and other corporate matters that are within the public domain. The GSSC oversees this policy and reviews it annually to ensure that it is effective in achieving its objectives and continues to be representative of sound corporate governance practices. The Shareholder Engagement Policy can be found at the Company’s website at www.transalta.com/about-us/governance/shareholder-engagement-policy.

The Board will endeavour to respond to all appropriate correspondence in a timely manner. On a quarterly basis, the Corporate Secretary also reports to the GSSC with respect to all communications sent to the Board.

TransAlta Corporation | 2022 Management Proxy Circular	60

Shareholders may communicate with the Board, care of the Corporate Secretary, either by mail addressed to the TransAlta Board of Directors (marking the envelope “Confidential — Board-Shareholder Engagement”) or email (marking the subject line as “Confidential — Board-Shareholder Engagement”) as follows:

Corporate Secretary
TransAlta Corporation
110 – 12th Avenue SW
Box 1900, Station “M”
Calgary, Alberta T2P 2M1

Or via email to: corporate secretary@transalta.com

Shareholder engagement requests sent to the Board will be reviewed by our Corporate Secretary. Shareholders, and other stakeholders, are also encouraged to contact us through our Ethics Helpline at 1.855.374.3801 (Canada/US) or 1.800.40.5308 (Australia) or by emailing the Ethics Committee (composed of members of management) at ethics_helpline@transalta.com.

Other Information

Loans to Directors and Officers

As a general rule, the Company does not provide loans to its directors and officers and there were no such loans advanced or outstanding during the 2021 fiscal year. The Board must approve any loans that may be made to directors and officers.

As of December 31, 2021, no indebtedness was due from any associate of any director or executive officer of the Company.

Directors and Officers Liability Insurance

The Company has purchased, at its expense, directors’ and officers’ liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company and its subsidiaries. The premium for these policies for the period from December 31, 2020, to December 31, 2021, is US$2,091,045. The policies provide coverage of up to US$150 million per occurrence to a maximum of US$150 million per annum. There is no deductible for directors and officers and a US$3 million deductible for each claim made by the Company. The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Interests of Informed Persons in Material Transactions

Except as disclosed below and elsewhere in this Circular, there were no material interests, direct or indirect, of any director or executive officer of the Company, any proposed director of the Company, any other “informed person” (as such term is defined in National Instrument 51-102 — Continuous Disclosure Obligations), any person who, to the knowledge of the directors or officers of the Company, beneficially owns or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company, or any associate or affiliate of any of the foregoing, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries.

Pursuant to the Investment Agreement between the Company and an affiliate of Brookfield, for so long as Brookfield owns the exchangeable securities issued to it under the Brookfield Investment, it has the right to nominate two members for election to the TransAlta Board at each annual meeting of Shareholders. Messrs. Goldgut and Reid are Brookfield’s current nominees and have been recommended to Shareholders for election at the Meeting. In connection with the Investment Agreement, Brookfield or its affiliates received or are entitled to receive certain funding fees, management fees and interest and dividends relating to the Brookfield Investment. See “Business of the Meeting – Election of Directors” elsewhere in this Proxy Circular for additional information about Messrs. Goldgut and Reid, who are also current or former directors and/or officers of Brookfield and/or its affiliated entities. Messrs. Goldgut and Reid were not directors of the Company at the time the Brookfield Investment was approved and entered into by the Company.

For further details concerning the Brookfield Investment and Brookfield’s nomination, voting, standstill and lock-up rights and restrictions, and other key terms and provisions of the Investment, reference is made to the Company’s material change report dated March 26, 2019, filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. A complete copy of the Investment Agreement, together with copies of the exchangeable debenture issued to Brookfield on May 1, 2019, the registration rights agreement entered into with Brookfield in respect of common shares held in TransAlta, and the exchange and option agreement with Brookfield governing the terms of the exchange of the exchangeable securities issued under the Investment, are also available on SEDAR and EDGAR.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed above under “Interests of Informed Persons in Material Transactions” and elsewhere in this Proxy Circular, no person who has been a director or officer of the Company at any time since the beginning of the 2021 fiscal year, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

TransAlta Corporation | 2022 Management Proxy Circular	61

Report of the Audit, Finance and Risk Committee and Committee Responsibilities

Members

The AFRC is comprised of independent directors in accordance with National Instrument 52-110 — Audit Committees. All members of the AFRC are “financially literate” as required by the Canadian Securities Administrators and the NYSE. Ms. Park, Mr. Pinney and Mr. O’Flynn are “audit committee financial experts” as defined by the US Securities Exchange Act of 1934, as amended.

Beverlee Park (Chair)	Alan Fohrer	Thomas O’Flynn	Bryan Pinney

Mandate

The AFRC provides assistance to the Board in fulfilling its oversight responsibilities with respect to the integrity of the Company’s financial statements and financial reporting process, the Company’s systems of internal financial controls and disclosure controls established by management, as well as the Company’s risk identification and assessment process conducted by management. The full text of the AFRC’s Charter and more information relating to the AFRC is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees or at www.sedar.com as an Appendix to the Company’s Annual Information Form.

In fulfilling its mandate in 2021, the AFRC completed the following:

Financial Reporting

•	reviewed and approved or recommended to the Board, in case of the annual statements, the Company’s quarterly and annual consolidated financial statements, including the notes thereto, and the related management’s discussion and analysis;
•	received regular updates from management with respect to any changes in accounting principles, practices or policies and discussed with management and the external auditors their applicability and impact on the Company’s business;
•	received regular updates from management with respect to its disclosure controls and procedures and the effectiveness of these controls; and
•	reviewed the Company’s annual information form and all other public disclosure containing financial information for the year ended December 31, 2021.

Risk Management and Regulatory Compliance

•	amended the mandate of the AFRC in order to include a review of material transactions involving related parties;
•	received updates on and oversaw the Company’s assessment and mitigation of cybersecurity threats;
•	received quarterly updates on and oversaw the Company’s risk identification, mitigation and management assessment processes based on the Company’s Enterprise Risk Management framework; and
•	received quarterly detailed reports and analysis on the Company’s risk profile, risk assessment, hedge, trading risk metrics, developing risks forecast and programs/policies put in place to mitigate or address such risks.

Financial Planning

•	received tax updates and reviewed the long-range tax and financing plan;
•	reviewed reports from the external auditors and the Internal Auditor relating to the adequacy of the Company’s financial risk management practices, as well as management’s responses;
•	reviewed and recommended to the Board changes to the Company’s policies with respect to financial and commodity exposure management;
•	received quarterly updates on the Company’s financial and commodity exposure management activities;
•	received quarterly updates with respect to legal and regulatory compliance matters that may have a material impact on the Company’s financial statements;
•	reviewed the Company’s credit facility amendments, which included a sustainability metrics incorporating the Company’s GHG and gender diversity targets; and
•	reviewed the financial performance of the Company’s pension plans.

TransAlta Corporation | 2022 Management Proxy Circular	62

External Auditors

•	reviewed the performance and qualifications of the external auditors and recommended to the Board their reappointment for Shareholder approval;
•	reviewed and discussed with the external auditors the accounting policies adopted by management, the estimates made, and the reasonableness of the assessments made by management;
•	reviewed the independence of the external auditors, based on the auditors’ disclosure of their relationship with the Company, and determined they were independent;
•	obtained and reviewed with the external auditors their report with respect to their internal quality-control procedures, any material issues raised by the review or recent peer review and inquired on whether there were any investigations by governmental or professional authorities within the last five years, and determined that no such matters existed that could impact their ability to act as independent external auditors;
•	reviewed and approved the fees payable to the external auditors;
•	reviewed and approved the overall scope and plans of the annual audit with the external auditors and management;
•	reviewed and approved non-prohibited services to be provided by the external auditors; and
•	met privately, without any members of management present, with the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues that the external auditors wished to raise at each AFRC meeting and at each regularly scheduled executive session.

Internal Auditors

•	reviewed the mandate, independence, qualifications and resources of the Internal Auditor;
•	reviewed and approved the annual work plan of the Internal Audit department;
•	received regular quarterly updates of audits performed, the results of each audit and the plans in place to address any remedial work needed;
•	engaged internal audit to undertake independent reviews of the business to provide clarity on compliance and best practices; and
•	met privately, without any members of management present, with the Internal Auditor in order to address processes, management support in the fulfillment of the department’s responsibilities, and any other matters that arose.

In addition, during 2021 the AFRC:

•	met regularly with external auditors; the Internal Auditor; the CEO; the CFO; the Vice President and Corporate Controller; the Executive Vice President, Legal, Commercial and External Affairs; the Vice President and Corporate Secretary; and other members of management, as required;
•	met in camera, without management present, at the conclusion of each stand-alone AFRC meeting;
•	reviewed the changes made to the Company’s trade compliance program;
•	reviewed and received quarterly updates concerning any complaints relating to accounting, internal accounting controls, auditing or financial reporting matters under the Whistleblower Policy and oversaw their investigation and resolution in coordination with the Company’s ethics investigations committee; and
•	received quarterly reports about any complaints submitted under the Corporate Code of Conduct, including any complaints under the Ethics Helpline.

The AFRC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2021.

Beverlee Park (Chair)	Alan Fohrer	Thomas O’Flynn	Bryan Pinney

TransAlta Corporation | 2022 Management Proxy Circular	63

Report of the Governance, Safety and Sustainability Committee and Committee Responsibilities

Members

The GSSC is comprised of independent directors. Each member brings to the Committee experience and knowledge relevant to the Committee’s responsibilities and accountabilities, including experience in corporate governance, health and safety, environment and sustainability, industry experience, finance and business judgment.

Rona Ambrose (Chair)	Alan Fohrer	Laura Folse	Sandra Sharman

Mandate

The GSSC is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company and to monitoring the compliance with these principles. The GSSC is also responsible for board recruitment, succession planning and for the nomination of directors to the Board and its Committees. In addition, the GSSC assists the Board in fulfilling its oversight responsibilities with respect to the Company’s monitoring of environmental, health and safety regulations and public policy changes and the establishment and adherence to environmental, health and safety practices, procedures and policies.

The Charter of the GSSC is available on TransAlta’s website at www.transalta.com/investor-centre/governance.

In fulfilling its mandate in 2021, the GSSC completed the following:

Corporate Governance

•	reviewed the size and composition of the Board, the retirement dates for each director, and the directors’ skills matrix to assess any skills gaps and identify the complement of core competencies needed on the Board to maximize oversight of the future and strategic direction of the Company;
•	evaluated the size and composition of the Board Committees to provide for staffing of each Committee with the appropriate mix of skills and experience to maximize effective decision-making;
•	identified, assessed and recommended the nominees to stand for election as directors at the Meeting;
•	reviewed and recommended amendments as required to the Company’s General Governance Guidelines for the Board;
•	reviewed and recommended amendments to the Charters of each Committee, which were approved by the Board;
•	reviewed the written Corporate Code of Conduct and Code of Business Conduct for Directors;
•	reviewed and assessed the terms of reference of the Chair of the Board;
•	reviewed independent director share ownership requirements;
•	reviewed the Shareholder Engagement Policy and Workplace Diversity Policy;
•	reviewed sponsorships, donations and political contributions;
•	reviewed the market competitiveness of directors’ compensation;
•	performed an evaluation of the Board, its Committees and the individual directors and held a discussion in camera at the Board level on the results of the anonymous evaluations, also addressing matters for improvement and change where applicable; and
•	reviewed the directors’ and officers’ insurance program.

Environment, Health and Safety (“EH&S”)

•	received regular reports from management regarding environmental, health and safety compliance, trends and TransAlta’s responses;
•	received reports and briefings on management’s initiatives with respect to changes in climate change legislation, policy developments and other draft initiatives, and the potential impact such initiatives may have on the Company’s operations in Canada, the US and Australia;
•	assessed the impact of GHG policies and other legislative initiatives on the Company’s business;
•	reviewed the Company’s community investment initiatives;
•	reviewed with management the EH&S policies of the Company;
•	received updates on dam safety;
•	reviewed TransAlta’s Emergency Response Plan;
•	received regular reports from management on the near-miss reporting program and discussed with management ways to improve the EH&S processes and practices; and
•	reviewed the effectiveness of TransAlta’s response to EH&S issues and any new initiatives put in place to further improve the Company’s EH&S culture.

Sustainability

•	received and recommended for approval the annual ESG report from management regarding TransAlta’s environmental, social and governance objectives.

In addition, during 2021 the GSSC met in camera, without management present, at the conclusion of each GSSC meeting. The GSSC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2021.

Rona Ambrose (Chair)	Alan Fohrer	Laura Folse	Sandra Sharman

TransAlta Corporation | 2022 Management Proxy Circular	64

Report of the Human Resources Committee and Committee Responsibilities

Members

All members of the HRC are independent. Each member brings to the Committee experience and knowledge relevant to the Committee’s responsibilities and accountabilities, including experience in human resources, executive compensation, compensation risk management, corporate governance, industry, finance and business judgment.

Bryan Pinney (Chair)	Rona Ambrose	Beverlee Park	Sandra Sharman	Sarah Slusser

Mandate

The HRC is empowered by the Board to oversee, review and approve the key compensation, human resources and pension policies and plans of TransAlta that are intended to attract, recruit, retain and motivate employees of the Company. The HRC also makes recommendations to the Board regarding the compensation of the Company’s executive officers, including the review and adoption of equity-based incentive compensation plans and pension plans, the adoption of human resources policies that support human rights and ethical conduct, oversight of compensation risk management and assessment processes, and the review and approval of executive management succession and development plans.

The Charter of the HRC is available on TransAlta’s website at www.transalta.com/investor-centre/governance.

In fulfilling its mandate in 2021, the HRC completed the following:

Executive Compensation

•	reviewed and approved the annual incentive targets and long-term incentive performance metrics and targets, reviewed the performance of the CEO and received and reviewed the CEO’s evaluation of the other executives’ performance over the last year, and reviewed the Company’s say-on-pay policy;
•	reviewed the executive profiles and responsibilities;
•	reviewed and amended its Charter;
•	assessed executive and management succession;
•	approved the comparator group and reviewed the variable pay metrics and the executive assessment process and share ownership guidelines;
•	discussed compensation governance;
•	reviewed assessments for leaders across the Company;
•	reviewed the incentive metrics and modifications to the 2021 incentive program, and recommended to the Board the 2021 executive goals, and the 2021 CEO compensation; and
•	reviewed and approved the 2021 work plan.

Human Resources and Pensions

•	reviewed, approved and reported to the Board on the Company’s human resources policies, practices and structures;
•	reviewed the pension, benefits and similar benefits and overall governance of the Company’s pension and similar plans; and
•	together with the AFRC, reviewed and recommended to the Board the Company’s annual pension report.

In 2021, the HRC also:

•	held management succession discussions;
•	conducted annual salary reviews for executive officers;
•	reviewed the Workplace Diversity Policy;
•	reviewed the CEO’s position description;
•	continued to review the impacts of COVID-19 and discussed remote work arrangements; and
•	together with management, reviewed and assessed the Company’s compensation-related risks and mitigation and management strategies.

In addition, during 2021 the HRC met in camera, without management present, at the conclusion of each HRC meeting.

The HRC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2021.

Bryan Pinney (Chair)	Rona Ambrose	Beverlee Park	Sandra Sharman	Sarah Slusser

TransAlta Corporation | 2022 Management Proxy Circular	65

Report of the Investment Performance Committee and Committee Responsibilities

Members

The IPC is comprised of independent directors. Each member brings to the Committee experience and knowledge relevant to the Committee’s responsibilities and accountabilities, including experience in capital allocation, industry expertise, project development, construction, finance and business judgment.

Laura Folse (Chair)	Harry Goldgut	Thomas O’Flynn	James Reid	Sarah Slusser

Mandate

The IPC assists the Board by providing oversight of management’s investment conclusions and of the execution of major Board-approved capital expenditure projects that are in furtherance of the Company’s strategic plans.

The full text of the IPC’s Charter and more information relating to the IPC is available on TransAlta’s website at www.transalta.com/investor-centre/governance.

The IPC was formed in 2019 primarily for the purpose of assisting the Board in its oversight of the transformational strategy of the Company to become a leading clean energy company, primarily through converting the Company’s coal generating units to natural gas generation by 2025, as well as to support the Board in its oversight of the other strategic growth priorities of the Company relating to renewables and on-site generation.

In fulfilling its mandate in 2021, the IPC completed the following:

•	reviewed the Company’s transition to gas strategy;
•	reviewed the status of coal-to-gas conversions;
•	reviewed and recommended to the Board the retirements of thermal units, including the suspension of the Sundance Unit 5 repowering project;
•	reviewed and amended its Charter;
•	reviewed and recommended to the Board with respect to acquisition opportunities, including the North Carolina solar project;
•	reviewed key elements relating to the Company’s major capital projects, including the Garden Plain and White Rock wind projects;
•	reviewed post-investment returns on assets of prior major capital projects, including the coal-to-gas conversion projects and Skookumchuck wind farm; and
•	reviewed and evaluated different investment opportunities.

In addition, during 2021 the IPC:

•	met in camera, without management present, at the conclusion of each IPC meeting.

The IPC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2021.

Laura Folse (Chair)	Harry Goldgut	Thomas O’Flynn	James Reid	Sarah Slusser

TransAlta Corporation | 2022 Management Proxy Circular	66

Director Compensation

Report on Director Compensation

Philosophy and Approach

The Board is responsible for developing, implementing and overseeing the directors’ compensation program and has delegated to the GSSC responsibility for evaluating and making recommendations to the Board regarding director compensation. The compensation practices for directors take into consideration:

•	the Company’s strategic plans and priorities;
•	the complexity of the industry and size of the business;
•	the retention and attraction of qualified individuals to serve as directors on the Board;
•	the provision of competitive compensation; and
•	the importance we place on aligning directors’ compensation with the interests of Shareholders.

Director compensation does not include retirement benefits, change of control or severance provisions, health-care coverage, charitable donations, vehicles, club memberships, pensions, or other such perquisites. In addition, non-management directors are not eligible to participate in the long-term incentive plan (consisting of restricted share units and performance share units) or the stock option plan.

The GSSC annually reviews the market competitiveness of directors’ compensation against companies of similar size and scope in Canada. It also considers the time commitment and experience required of members to serve on our Board and to ensure it attracts and retains qualified directors. The Company benchmarks its compensation to the median of Canadian companies of our peer group, which generally are of similar size from a revenue, asset and market capitalization basis.

Components of Compensation for 2021

Retainers	Amount(1)
Board Member Annual Retainer(2) and Meeting Fees
Chair of the Board	$330,000
Board Member	$160,000
Fee for each Board meeting in excess of 10	$1,500
Committee Chair and Member(3) Annual Retainer Fees
Audit, Finance and Risk Committee (Chair)	$25,000
Human Resources Committee (Chair)	$25,000
Governance, Safety and Sustainability Committee (Chair)	$15,000
Investment Performance Committee (Chair)	$15,000
Travel Fees
If travelling more than 1,000 kilometres round trip	$1,500
If travelling more than 7,500 kilometres round trip	$3,000

Notes:

(1)	The amounts are payable in Canadian dollars for directors that reside in Canada and payable in US dollars for directors that reside outside of Canada.
(2)	A director can elect to receive one-half of the annual retainer in cash, deferred share units or common shares and one-half in deferred share units or common shares.
(3)	Standing committee members do not receive an annual retainer.

TransAlta Corporation | 2022 Management Proxy Circular	67

Following a review of our peers on November 1, 2021, the Board adopted the following Board compensation effective January 1, 2022:

Components of Compensation for 2022:

Retainers	Amount(1)
Board Member Annual Retainer(2) and Meeting Fees
Chair of the Board	$330,000
Board Member	$195,000
Fee for each Board meeting in excess of 10	$1,750
Committee Chair and Member(3) Annual Retainer Fees
Audit, Finance and Risk Committee (Chair)	$25,000
Human Resources Committee (Chair)	$25,000
Governance, Safety and Sustainability Committee (Chair)	$25,000
Investment Performance Committee (Chair)	$25,000
Travel Fees
If travelling more than 1,000 kilometres round trip	$1,500
If travelling more than 7,500 kilometres round trip	$3,000

Notes:

(1)	All amounts are in payable in Canadian dollars for directors residing in Canada, and the equivalent amount will be converted to US dollars using the foreign exchange mid-rate on the 13th day (or previous business day) of the last month in each quarter for directors residing in the US.
(2)	A director can elect to receive one-half of the annual retainer in cash, deferred share units or common shares and one-half in deferred share units or common shares.
(3)	Committee members do not receive an annual retainer.

Deferred Share Units

Each deferred share unit (“DSU”) is a notional share that has the same value as one TransAlta common share. DSUs may not be redeemed until the director leaves the Board. As a result, directors maintain an ongoing equity stake in the Company throughout their service on the Board.

DSUs are allocated to each director’s account on the 16th day of the last month of each compensation quarter (the “Accrual Date”), being March, June, September and December, based on the volume-weighted average price of a TransAlta common share on the TSX for the five trading days preceding the Accrual Date. The DSU account of each director is also credited with DSUs equivalent to cash dividends declared based on the market value preceding the date dividends are paid on our common shares.

Following retirement from the Board, the retiring director will receive a cash amount equal to the number of DSUs held in the director’s account multiplied by the then market value, less applicable taxes.

Share Ownership Requirements of Directors

The Board believes that directors’ compensation should align with Shareholders’ interests. As a result, a portion of each director’s annual retainer must be paid in common shares of TransAlta (which are purchased on behalf of the director in the open market) or in DSUs, as described above. Each independent director is required to acquire and hold a minimum value of three times the annual retainer within five years of joining the Board. New directors are also required to acquire and hold the equivalent of one times the annual retainer within two years of joining the Board. Following an increase in director compensation, a director will have two years to acquire and hold the equivalent of one times the amount of the increase to the annual retainer and five years to acquire and hold a minimum value of three times the amount of such increase.

TransAlta Corporation | 2022 Management Proxy Circular	68

Shareholdings of Directors at December 31, 2021:

Director and Year Appointed	Year	Total Shares and Share Units(1)		Change Year Over Year	Value(2)	Equity at Risk Multiple of 2021 Annual Retainer	Ownership Requirement Met(3)
R. Ambrose — 2017	2021	60,500		7,214	$827,640	5.17x	Yes
	2020	53,286			$489,165	3.06x
J. Dielwart — 2014	2021	155,282		15,361	$2,124,258	6.43x	Yes(4)
	2020	139,921			$1,284,475	3.89x
A. Fohrer — 2013	2021	126,750		9,873	$1,733,940	8.67x	Yes(5)
	2020	116,877			$1,072,931	5.36x
L. Folse — 2021	2021	5,215		5,215	$71,341	0.36x	On Track(5)(6)
	2020	—			$—	—
H. Goldgut — 2019	2021	91,740	(7)	26,161	$1,255,003	7.84x	Yes(8)
	2020	65,579	(7)		$602,015	3.76x
J. Kousinioris — 2021(9)	2021	319,907		63,085	$4,376,328	N/A	Yes(10)
	2020	256,822			$2,357,626	N/A
T. O’Flynn — 2021	2021	10,386		10,386	$142,080	0.71x	On Track(5)(6)
	2020	—			$—	—
B. Park — 2015	2021	117,555		7,931	$1,608,152	10.05x	Yes
	2020	109,624			$1,006,348	6.29x
B. Pinney — 2018	2021	90,060		13,944	$1,232,021	7.70x	Yes
	2020	76,116			$698,984	3.12x
J. Reid — 2021	2021	91,740	(7)	91,740	$1,255,003	7.84x	Yes(8)
	2020	—			$—	—
S. Sharman — 2020	2021	26,441		13,297	$361,713	2.26x	On Track(11)
	2020	13,144			$120,662	0.75x
S. Slusser — 2021	2021	5,215		5,215	$71,341	0.36x	On Track(5)(6)
	2020	—			$—	—

Notes:

(1)	Includes DSUs granted and DSUs credited in lieu of reinvested dividends. See “Report on Director Compensation Components of Compensation for 2021 – Deferred Share Units” for further information.
(2)	The 2020 value is based on the weighted average closing price of TransAlta common shares on the TSX for the 20 trading days prior to and including December 31, 2020, of $9.18 and the 2021 value is based on the weighted average closing price of TransAlta common shares on the TSX for the 20 trading days prior to and including December 31, 2021, of $13.68.
(3)	Pursuant to the External Directors Share Ownership Requirements, as of December 31, 2021, independent directors are required to acquire and hold a minimum value of three times the directors’ annual retainer fee within five years from the date they joined the Board to meet the independent directors share ownership requirement. New directors are required to hold the equivalent of their annual retainer within two years of joining the Board or from the date of any increase in compensation, to meet the independent directors’ share ownership requirement.
(4)	Mr. Dielwart was appointed Chair of the Board on April 21, 2020, at which time his annual retainer increased to $330,000. Notwithstanding he has currently met the requirement, Mr. Dielwart has until April 21, 2025, to hold shares equal to three times his annual retainer ($990,000).
(5)	For purposes of assessing compliance with the requirements for US directors, the annual retainer is the actual amount paid to a director.
(6)	Ms. Slusser, Ms. Folse and Mr. O’Flynn were appointed to the Board on May 4, 2021, and have until May 4, 2023, to hold their annual retainer amount ($195,000) in shares and have until May 4, 2026, to hold shares equal to three times their annual retainer ($585,000).
(7)	Mr. Goldgut and Mr. Reid are nominees of Brookfield and both elected to receive common shares for 100% of their director compensation and have directed the Company to register such common shares to an entity affiliated with Brookfield. To the extent Mr. Goldgut or Mr. Reid are deemed to be the beneficial owner of any such shares, each of Mr. Goldgut and Mr. Reid expressly disclaim beneficial ownership thereof. In total, 91,740 common shares were registered to an affiliate of Brookfield as of December 31, 2021, pursuant to the directions of Brookfield nominee directors.
(8)	Mr. Goldgut and Mr. Reid are exempt from directly satisfying the share ownership requirement for so long as they are Brookfield’s nominees on the Board and so long as Brookfield is in compliance with its obligations under the Investment Agreement.
(9)	Mr. Kousinioris’ Total Shares and Share Units are comprised of “eligible shares” for purposes of the executive share ownership policy, which consist of common shares, RSUs and ODSUs (as described under “Compensation Discussion and Analysis — NEO Share Ownership”). As at December 31, 2021, he held 139,316 RSUs and no ODSUs. In addition, as at December 31, 2021, Mr. Kousinioris held 268,032 PSUs and 637,505 options to acquire common shares. See “Compensation Discussion and Analysis — Incentive Plan Awards.”
(10)	Mr. Kousinioris is the President and CEO of TransAlta and has been a Board member since April 1, 2021. Mr. Kousinioris is required to hold five times his base salary in accordance with the Company’s executive share ownership policy.
(11)	Ms. Sharman was appointed to the Board on April 21, 2020, and has until April 21, 2022, to hold her annual retainer amount ($160,000) in shares and has until April 21, 2025, to hold shares equal to three times her annual retainer ($480,000). Following the increase in the annual retainer, she has until January 1, 2024, to hold an incremental amount equal to the increase to the annual retainer of $35,000, and has until January 1, 2027, to hold an incremental amount of $105,000, which is equal to three times the increase to the annual retainer.

TransAlta Corporation | 2022 Management Proxy Circular	69

Summary of Directors’ Compensation for the Fiscal Year 2021

Consistent with director compensation best practices, a flat fee compensation system for the independent directors applies to director compensation. The flat fee provides each independent Board member an annual retainer of $160,000 ($195,000 effective January 1, 2022) and the Chair of the Board an annual retainer of $330,000. The flat fee includes up to 10 Board meetings and for every Board meeting after 10, a meeting fee of $1,500 is paid ($1,750 effective January 1, 2022). The latter per meeting fee applicable to meetings in excess of 10 is designed to reflect the significantly increased time, attention and responsibilities that directors will face if more than 10 meetings per year are required.

The fees are determined in recognition of the significant time and energy required of the directors in the performance of their duties. Directors are expected to prepare for and attend all Board meetings and ensure that they stay informed about the Company’s business and the rapidly changing industry, business and regulatory environment. In addition, the Board believes that the Company must offer a competitive compensation package to attract and retain experienced, skilled and knowledgeable directors who are willing and able to meet these expectations. Please see the below tables that provide further details of the fees and share-based awards for Directors.

Fees and Share-Based Awards Paid in 2021

Name	Cash Fees Earned ($)	Board Meeting/ Travel Fees(1)(2) ($)	Committee Chair Fee ($)	Share-Based Awards(3) ($)	All Other Compensation ($)		Total ($)
Ambrose	80,000	1,500	15,000 (GSSC)	80,000	—		176,500
Dielwart(4)	165,000	3,000	—	165,000	—		333,000
Fohrer(5)	100,175	3,818	—	100,175	—		204,168
Folse(5)(6)	66,365	1,897	12,443 (IPC)	66,365	—		147,070
Goldgut(7)	—	—	—	160,000	—		160,000
Kousinioris(8)	N/A	N/A	N/A	N/A	N/A		N/A
Legault(7)(9)	—	—	—	54,725	—		54,725
Mansour(5)(10)	24,950	—	—	24,950	—		49,900
Nelson(5)(11)	34,010	—	—	34,010	—		68,020
O’Flynn(5)(12)	—	1,897	—	132,730	—		134,627
Park	80,000	3,000	25,000 (AFRC)	80,000	35,000	(13)	223,000
Pinney	—	3,000	25,000 (HRC)	160,000	35,000	(13)	223,000
Reid(7)	—	—	—	105,275	—		105,275
Sharman	—	1,500	—	160,000	—		161,500
Slusser(5)(14)	66,365	—	—	66,365	—		132,730
TOTAL	616,865	19,612	77,443	1,389,595	70,000		2,173,515

Notes:

(1)	Travel day fee of $1,500 (where round-trip travel exceeds 1,000 km but is less than 7,500 km) or $3,000 (where round-trip travel exceeds 7,500 km).
(2)	The flat fee includes up to 10 Board meetings. For every Board meeting after 10, a meeting fee of $1,500 per meeting is paid. In 2021, the Board held 11 Board meetings.
(3)	Amounts are in Canadian dollars and reflect the actual amounts paid in 2021.
(4)	Mr. Dielwart is Chair of the Board.
(5)	The compensation payable to Mr. Fohrer, Ms. Folse, Mr. Mansour, Ms. Nelson, Mr. O’Flynn and Ms. Slusser is converted to US dollars using the exchange rate on the 13th day of the last month of each compensation quarter. The amounts appearing in this table are in Canadian dollars and reflect the actual amounts paid.
(6)	Ms. Folse was appointed a director on May 4, 2021.
(7)	Mr. Goldgut, Mr. Legault and Mr. Reid elected to receive common shares for 100% of their director compensation and directed the Company to register such common shares to an entity affiliated with Brookfield. To the extent Mr. Goldgut, Mr. Legault or Mr. Reid are deemed to be the beneficial owner of any such shares, Mr. Goldgut, Mr. Legault and Mr. Reid expressly disclaim beneficial ownership thereof.
(8)	Mr. Kousinioris is the President and CEO of the Company since April 1, 2021, and, as such, does not receive any director compensation. His compensation is reported in the “Summary Compensation Table” for Named Executive Officers (“NEOs”) in this Proxy Circular.
(9)	Mr. Legault retired from the Board on May 4, 2021.
(10)	Mr. Mansour retired from the Board on May 4, 2021. Mr. Mansour was Chair of the IPC until May 4, 2021, and waived his chair fee during 2021. Mr. Mansour also waived his director compensation for the second quarter of 2021.
(11)	Ms. Nelson retired from the Board on May 4, 2021.
(12)	Mr. O’Flynn was appointed a director on May 4, 2021.
(13)	Ms. Park and Mr. Pinney were each paid a fee of $35,000 in recognition of the significant time and dedication required by each of them on behalf of the Company in response to the claim by Mangrove Partners Master Fund, Ltd.
(14)	Ms. Slusser was appointed a director on May 4, 2021.

TransAlta Corporation | 2022 Management Proxy Circular	70

Share-Based Awards Outstanding as at December 31, 2021

The following table discloses the number and value of share-based awards held by directors and outstanding as at December 31, 2021. In accordance with best governance practices, the Company does not grant stock options to its directors.

Name	Number of Share- Based Awards that have not Vested(1) (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed(2) ($)
Ambrose	—	—	705,929
Dielwart	—	—	1,703,994
Fohrer	—	—	1,646,415
Folse	—	—	71,341
Goldgut	—	—	—
Kousinioris(3)	N/A	N/A	N/A
Legault	—	—	—
Mansour	—	—	—
Nelson	—	—	1,495,265
O’Flynn	—	—	71,341
Park	—	—	1,351,803
Pinney	—	—	952,579
Reid	—	—	—
Sharman	—	—	361,713
Slusser	—	—	71,341
TOTAL			8,431,721

Notes:

(1)	For purposes of the above table, the DSUs are deemed to be fully vested upon issuance as the DSUs are paid out within a specified period of time after the director ceases to be a director as set out int he Share Unit Plan.
(2)	Calculated using the 20-day volume-weighted average price of our common shares on the TSX ending December 31, 2021 of $13.68. This calculation includes dividend accruals on the DSUs .
(3)	Mr. Kousinioris is the President and CEO of the Company since April 1, 2021, and, as such, does not receive any director compensation. His compensation is reported in the “Summary Compensation Table” for Named Executive Officers (“NEOs”) in this Proxy Circular.

TransAlta Corporation | 2022 Management Proxy Circular	71

Value Vested During the Year

The table below includes the amount of variable compensation that vested in 2021,which represents the amount of annual grants of DSUs and common shares made to our directors:

	Option-based awards - Value vested during the year(1)	Share-based awards — Value vested during the year ($)		Non-equity incentive plan compensation — Value earned during the year(3)
Name	($)	Shares	DSUs(2)	($)
Ambrose	—	—	80,000	—
Dielwart	—	165,000	—	—
Fohrer	—	—	100,175	—
Folse	—	—	66,365	—
Goldgut	—	160,000	—	—
Kousinioris(4)	N/A	N/A	N/A	N/A
Legault	—	54,725	—	—
Mansour	—	—	24,950	—
Nelson	—	34,010	—	—
O’Flynn	—	66,365	66,365	—
Park	—	—	80,000	—
Pinney	—	—	160,000	—
Reid(6)	—	—	105,275	—
Sharman	—	—	160,000	—
Slusser	—	—	66,365	—
TOTAL		480,100	909,495

Notes:

(1)	In accordance with good governance practices, we do not grant stock options to our directors.
(2)	For purposes of the above table, the DSUs are deemed to be fully vested upon issuance as the DSUs are paid out within a specified period of time after the director ceases to be a director as set out in the Share Unit Plan. The value vested during the year for the DSUs excludes dividend accruals.
(3)	The Company does not have a non-equity incentive plan for its directors.
(4)	Mr. Kousinioris is the President and CEO of the Company since April 1, 2021, and, as such, does not receive any director compensation. His compensation is reported in the “Summary Compensation Table” for Named Executive Officers (“NEOs”) in this Proxy Circular.

Breakdown of Annual Retainer

The following table shows the manner in which each director received their annual retainer for the year ended December 31, 2021.

Director	Cash (%)	Equity (%)
Ambrose	50	50
Dielwart	50	50
Fohrer	50	50
Folse	50	50
Goldgut(1)	—	100
Kousinioris(2)	N/A	N/A
O’Flynn	—	100
Park	50	50
Pinney	—	100
Reid(1)	—	100
Sharman	—	100
Slussser	50	50

Notes:

(1)	Mr. Goldgut and Mr. Reid elected to receive common shares for 100% of their director compensation and directed the Company to register such common shares to an entity affiliated with Brookfield.
(2)	Mr. Kousinioris, our President and CEO since April 1, 2021, does not receive compensation as a director.

TransAlta Corporation | 2022 Management Proxy Circular	72

Report on Executive Compensation

This section discusses executive compensation at TransAlta, including our strategy, compensation governance, compensation elements, what we paid our most senior officers for 2021 and why, and how that relates to our share performance. The Human Resources Committee has reviewed and approved the content of this section and the compensation details included herein.

Table of Contents

Letter from Human Resources Committee	74
2021 Executive Officers	78
Compensation Discussion and Analysis	80
Executive Summary	80
Compensation Philosophy	81
2021 Compensation Decisions	82
2021 Executive Performance	93
2021 CEO Realized Pay Analysis	96
2021 Share Performance & Executive Pay	97
Compensation Governance	98
Compensation Governance & Risk Management	98
Independent Advice	100
Benchmarking Executive Compensation	101
Disciplined Decision-Making Process	102
NEO Share Ownership	103
2021 Executive Compensation Details	104
Summary Compensation Table	104
Incentive Plan Awards	106
Retirement Plans, Benefits & Life Insurance	108
Termination & Change of Control	111

TransAlta Corporation | 2022 Management Proxy Circular	73

Letter from the Human Resources Committee

Dear Shareholders,

The Human Resources Committee (“HRC”) is the committee of the Board that has oversight of TransAlta’s compensation programs. We remain committed to our five-pillar executive compensation philosophy that is designed to incent management to achieve strategic objectives that will create long-term value for Shareholders, focus on pay for performance, align with Shareholder interests, ensure effective oversight and risk management, and attract and retain talent, all with a view to advancing TransAlta’s transition to a leader in clean electricity. We are pleased to share this compensation philosophy and describe our leading practices and our strong governance in the Compensation Discussion and Analysis (“CD&A”) that follows.

Our Corporate Strategy and 2021 Accomplishments

The Company made significant progress toward achieving its strategic goals. For specific details on our 2021 highlights, please refer to page 90.

The focus of the Company continues to be on capitalizing on market opportunities and transitioning to clean power generation. Growth is being driven by optimizing and diversifying our existing assets and further expanding our overall portfolio in Canada, the US and Australia. We continue to invest in a range of clean and renewable technologies — such as wind, hydro, solar, battery storage for industrial customers and communities — to deliver solid returns to our Shareholders. The Company made significant progress toward achieving its strategic goals in 2021, including the following:

•	Establishing our Clean Electricity Growth Plan, with targets to deliver 2 GW of incremental renewables capacity with a targeted investment of $3 billion by 2025;

•	Executing two long-term Power Purchase Agreements for the offtake of 100% of the generation from the 300 MW White Rock East and White Rock West Wind Power projects to be located in Caddo Country, Oklahoma;

•	Maximizing our Alberta merchant fleet operations to generate significant shareholder value;

•	Closing the acquisition of a 122 MW portfolio of 20 solar facilities located in North Carolina;

•	Completing the full conversion of Keephills Unit 2, Keephills Unit 3 and Sundance Unit 6 from thermal coal to natural gas, maintaining the same generator nameplate capacity of MW, ultimately reducing our CO2 emissions by more than half and resulting in being 100% clean electricity in Alberta by the end of 2021;

•	Announcing the long-term Power Purchase Arrangement with Pembina Pipeline Corporation for 100 MW of the Garden Plain project;

•	Extending the Sarnia Cogeneration Facility contract to December 31, 2032;

•	Announcing the retirement of Keephills Unit 1 at the end of 2021 and Sundance Unit 4 in 2022;

•	Approving an 11% increase to our common share dividend on January 1, 2022; and

•	Securing Board approval of the development of our five-year ED&I Strategy and executing the first year of the ED&I Strategy.

Compensation and Governance Enhancements

To continue to support our corporate strategy, we made some important enhancements to our compensation and governance programs, including:

•	Enhancing our annual Code of Conduct process by implementing mandatory annual Code of Conduct training for all employees;

•	Providing director education by presenting “2021 Executive Pay and Governance Trends” to the HRC in October, a joint effort by our Board and management external compensation advisors, Farient Advisors LLC and Mercer Canada Limited;

•	Strengthening our executive compensation peer group by adding Boralex Inc., a Canadian renewable energy generation company to the peer group mix;

•	Reinstating employer contributions to our Defined Contribution Pension Plan from five per cent to a maximum of eight per cent, depending on voluntary employee contributions, given the financial improvement of the Company and to align TransAlta with the median pension contribution levels of our peers;

•	Modifying our current stock option three-year cliff vesting structure to a three-year ratable vesting structure that is consistent with our peer group and minimizes the impact of the new rules governing taxation on stock options in Canada; and

•	Shifting our approach to treasury-settling of Performance Share Units (“PSUs”) and Restricted Share Units (“RSUs”) instead of purchasing shares on the open market and maintaining a robust share ownership requirement for executives to encourage share ownership.

TransAlta Corporation | 2022 Management Proxy Circular	74

Pay for Performance

The HRC reinforces the Company’s emphasis on pay-for-performance by annually reviewing the executive compensation programs and approving the Company’s salary planning guidelines and the targets and goals for incentive compensation plans, including giving specific consideration to the strategic measures and goals. A strong link between executive compensation and Company performance is maintained by offering a metric-based Annual Incentive Compensation (“AIC”) Plan and a Long-Term Incentive Plan (“LTIP”) consisting of of RSUs, PSUs and Stock Options.

Our AIC and PSU metrics remain simple, clear, measurable and focused on results that drive value for our Shareholders. In 2021, we reviewed and refreshed the metrics of our AIC and LTIP to shift the weightings of our pay-for-performance compensation to align with our clean energy growth strategy, corporate strategic objectives, and Shareholder results. Refer to page 80 to review our 2021 scorecard performance results.

Looking ahead, our 2022 metrics highlight the following themes:

Annual Incentive Compensation Plan

•	Continuing to remain focused on financial performance, while increasing emphasis on strategic clean energy growth and maintaining several measurable ESG targets; and

•	Aligning targets with Shareholder value creation, with a continued focus on both cash flow and growth that cascades into the business units to drive corporate strategy throughout the business and functional groups by including a target goal of achieving free cash flow of $505 million.

Long-Term Incentive Plan

•	Maintaining a 55% performance-based LTIP program that exceeds the market standard of 50%; and

•	Granting PSUs in accordance with consistent performance metrics and targets that are focused on financial performance, aligned with Shareholder results, and the furtherance of our long-term strategic goals.

The rigour of our incentive plan goals and ranges are reviewed annually by Farient Advisors LLC, the HRC’s external compensation advisor, to ensure suitability based on TransAlta’s recent and projected plan performance, analyst expectations, and appropriateness of how pay varies with performance.

We believe our recent pay program enhancements and risk assessment processes continue to fortify TransAlta’s executive compensation philosophy, discussed on page 81 of our CD&A, further aligning the interests of our executives with our Shareholders.

Shareholder Engagement

We remain actively engaged in Shareholder outreach and believe that ongoing involvement is paramount. Throughout 2021, the Board engaged directly with Shareholders representing 39% of outstanding shares. The HRC considers interaction and communication with Shareholders a significant tool to ensure alignment of the Company’s executive compensation program with Shareholder interests. We also met with proxy advisory firms to describe TransAlta’s compensation program, stay current with respect to best practices and consider Shareholders’ input. In the fall of 2021, management shared our ongoing ED&I Strategy with Shareholders and received Shareholder input about our gender diversity targets.

At the 2021 annual meeting, we were pleased that 97.25% of Shareholders supported our approach to executive compensation. This follows strong results of 98.75% approval at the 2020 annual meeting.

Evolving Talent Strategy and Succession Planning

TransAlta considers its people to be its greatest asset and developing and retaining talent is central to our ongoing growth and future success. The HRC is responsible for ensuring that strong talent management programs and succession plans are in place that respond to the evolving nature of the business and the future of work. Each quarter, management and the HRC spent significant time engaging in thoughtful and ongoing discussions on the management succession plans to ensure that the executive team has the right background and skills to be strategic executors and is able to move the Company forward in an agile and innovative manner.

The HRC is committed to developing internal succession candidates for leadership positions and ensuring smooth transitions with leadership changes. We are immensely proud of our talented pipeline, which enabled us to successfully transition to a new CEO and promote a number of senior executive leaders in 2021, smoothly and seamlessly in an exceptional performance year.

TransAlta Corporation | 2022 Management Proxy Circular	75

In 2021, we were pleased to announce the following internal promotions:

•	John Kousinioris to President and CEO with the retirement of Dawn Farrell on March 31, 2021;

•	Aron Willis, Senior Vice President, Growth to Executive Vice President, Growth;

•	Blain van Melle, Senior Vice President, Trading and Commercial to Executive Vice President, Alberta Business;

•	Brent Ward, Managing Director, Corporate Finance and Treasurer to Senior Vice President, Mergers and Acquisitions, Strategy and Treasurer; and

•	Michelle Cameron, Manager, Financial Reporting to Vice President and Corporate Controller.

This year, we changed the officer titles of our executives from Chiefs to Executive Vice Presidents to align with updated naming conventions and to give consideration to ED&I principles and we also changed our Managing Director titles to Vice Presidents to align with this change.

The HRC expanded its mandate this year to include the ED&I Strategy, as discussed below, to oversee management’s shift from a focus on organizational health to improving organizational culture.

ED&I and Organizational Culture

We remain strongly committed to gender diversity at the executive and Board level and have developed and cascaded diversity targets throughout the organization. Building off the ED&I Pledge that the Board of Directors approved in 2020, the Company developed a five-year ED&I Strategy committing to address the concerns and needs of the Company’s underrepresented and diverse employees and to increase equity and inclusion for all employees. The Board of Directors approved the ED&I Strategy in August 2021 with TransAlta executing on the first year of that strategy during the past year. To objectively measure improvements, we use an independent third-party provider. In 2020, that provider executed a benchmarking survey to establish a baseline and conducted a survey of all employees that provides recommendations based on the results and that are integrated into the evolution of our ED&I Strategy. ED&I forms part of our ESG program and is part of our 2021 AIC Plan scorecard.

The Company engaged a leading executive and leadership consulting firm, to assist TransAlta in exploring organizational culture improvements. We conducted a culture diagnostic survey with the entire employee base, and held a Director education session in August 2021 to share the survey results and explain their importance to supporting our business strategy. These recommendations and improvements will form part of our ESG program in 2022.

The COVID-19 Pandemic and Employee Wellness

As an “essential service,” we are maintaining an employee-focused approach as we meet the operational demands of the communities and customers that we serve through the continuing COVID-19 pandemic. We stay abreast of recommended protocols and update ours as needed to allow employees to work safely. We have continued to liaise with a world-class epidemiologist and a vaccinologist who has provided scientific and medical information about the COVID-19 pandemic, vaccinations, boosters and variants to all employees through regular Company-wide town halls.

To enhance the health and wellness of our employees, in May 2021, TransAlta gave all staff a day off with pay as a “thank-you day” and has provided additional compensation to all employees to encourage resiliency and family time as COVID fatigue set in during 2021. We know that our employees continue to feel supported while navigating through the pandemic because of the extra health and wellness measures taken by the Company based on feedback that we have received from our employees.

Executive Compensation Best Practices and Governance

The HRC oversees the Company’s executive compensation programs by monitoring best practices and aligning those practices with the Company’s evolving business strategies and needs in light of the changing regulatory and competitive environment by:

•	Setting target compensation at the 50th percentile of an industry comparator group using market data collected by external consulting firms, as discussed on page 101;

•	Reviewing the comparator group annually to maintain competitive positioning; and

•	Reviewing market trends in executive compensation with our independent advisors to assess and consider enhancements annually to plan design and overall compensation.

The HRC continues to consult with its independent compensation advisor, Farient, who supports the Board’s ongoing efforts to maintain alignment of TransAlta’s executive compensation plans with business strategy and Shareholder interests.

TransAlta’s performance in 2021 reflects the efforts of the executive team and all employees in the organization. From an executive compensation perspective, no COVID-19 or other adjustments were made to executive pay or to our 2021 AIC or LTIP compensation decisions.

TransAlta Corporation | 2022 Management Proxy Circular	76

We are confident that TransAlta’s executive compensation program works effectively, is aligned with the Company’s focus on becoming a leading clean electricity company and is performance-based. Looking ahead to 2022, we believe that we have established a competitive compensation plan that will motivate and reward management to execute our business strategy, continue to unlock the value of our assets and create long-term value.

Your Clear and Informed Vote is Important

The CD&A that follows provides clear and comprehensive disclosure of our executive compensation program to allow Shareholders to make informed decisions on the advisory vote. Your participation as a Shareholder is very important to us. We ask for your support by voting in favour of TransAlta’s approach to executive compensation detailed in this Proxy Circular. Thank you for your trust and continued interest in the ongoing success of TransAlta.

John Dielwart	Bryan Pinney
Chair of the Board	Chair of the Human Resources Committee

TransAlta Corporation | 2022 Management Proxy Circular	77

2021 Executive Officers

Our 2021 NEOs are listed below, representing their current position (or former position) within TransAlta.

John H. Kousinioris, President and Chief Executive Officer

Skills & Experience

Mr. Kousinioris became President and Chief Executive Officer on April 1, 2021. John’s prior leadership roles as Chief Legal and Compliance Officer, Chief Growth Officer and, most recently, Chief Operating Officer, have provided him with responsibility for almost every aspect of TransAlta’s business. He has overseen operations, shared services, commercial, trading, customer solutions, hedging and optimization and business development. Mr. Kousinioris also served as President and a director of TransAlta Renewables Inc. from 2017 to 2021.

Industry

Prior to joining TransAlta, Mr. Kousinioris was a partner and co-head of the corporate commercial department at Bennett Jones LLP. He has over 30 years of experience in securities law, mergers and acquisitions and corporate governance matters, and has represented clients in some of Canada’s largest public offerings and merger transactions.

Qualifications

Mr. Kousinioris has a Bachelor of Arts degree in Business Administration from the Richard Ivey School of Business at the University of Western Ontario, a Master of Business Administration degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School at York University. He has also attended the Advanced Management Program at Harvard University.

Todd Stack, EVP, Finance & Chief Financial Officer

Skills & Experience

Mr. Stack became Chief Financial Officer on May 16, 2019. He is responsible for providing leadership and direction over TransAlta’s financial affairs and has significant experience in finance, valuation, economics and the power industry. Prior to this role, Mr. Stack was the Company’s Corporate Controller, Corporate Treasurer and a member of the corporate development team reviewing greenfield and acquisition opportunities. Mr. Stack assumed the role of President of TransAlta Renewables Inc. effective February 6, 2021.

Industry

Prior to joining the finance team at TransAlta, Mr. Stack held several roles in the engineering team, including design, operations and project management.

Qualifications

Mr. Stack has a Bachelor of Science degree in Electrical Engineering from the University of Alberta and a Master of Business Administration degree from the University of Calgary. He is a registered professional engineer in Alberta and a Chartered Financial Analyst.

Mike Novelli, EVP, Generation

Skills & Experience

Mr. Novelli joined TransAlta as Executive Vice President, Generation on May 19, 2020. He oversees TransAlta’s global operations across all fuel types.

Industry

Mr. Novelli is a multidisciplined, senior operating executive having over 25 years of international operations and development experience in the energy and power generation business. Prior to joining TransAlta, he most recently held the position of Chief Operating Officer at InterGen, a global independent power generation and energy development company. He began his independent power producer career following six years in the US Navy, departing as a First-Class Petty Officer.

Qualifications

Mr. Novelli has his Associate of Science Degree from the University of New York Regents College (now called Excelsior College), and completed the Director Professionalism Program with the National Association of Corporate Directors.

TransAlta Corporation | 2022 Management Proxy Circular	78

Kerry O’Reilly Wilks, EVP, Legal, Commercial & External Affairs

Skills & Experience

Ms. O’Reilly Wilks joined TransAlta on November 26, 2018, and is currently the Executive Vice President, Legal, Commercial & External Affairs. Her portfolio spans legal, regulatory, market policy, government relations, commercial, corporate secretarial, trading compliance, Indigenous and community relations and ESG sustainability - policy and advocacy. She is also a corporate director of TransAlta Renewables Inc.

Industry

Prior to joining TransAlta, Ms. O’Reilly Wilks was Head of Legal, North Atlantic & UK, for Vale S.A. In this role, she oversaw all issues of Vale’s business arising in North America and the UK. Ms. O’Reilly Wilks also sat as the Head of Legal, Corporate & Marketing, as well as the Global Chief Technology Counsel for Vale. In addition, she occupied a senior strategic advisory role with Vale’s Asia-Pacific affiliates, including their public Indonesian affiliate, as Head of Legal, Asia Pacific. Prior to joining Vale, Ms. O’Reilly Wilks worked as a partner with Davies Ward Phillips & Vineberg LLP.

Qualifications

Ms. O’Reilly Wilks has a Bachelor of Science degree in Neuropsychology from Dalhousie University and a Bachelor of Laws degree from the University of New Brunswick.

Jane N. Fedoretz, EVP, People, Talent and Transformation

Skills & Experience

Ms. Fedoretz joined TransAlta on November 19, 2018, and is currently the Executive Vice President, People, Talent and Transformation. She is responsible for oversight and governance of all Human Resource matters, including people, talent, executive compensation, disability, benefits and pensions, recruitment, organizational culture, TransAlta’s transformation office and corporate communications.

Industry

Prior to joining TransAlta, Ms. Fedoretz held the role of Counsel in the Energy Group at Blake, Cassels & Graydon LLP; Vice President, General Counsel, Chief Compliance Officer and Privacy Officer at CEDA International Corporation, a privately held industrial services company; and held legal roles at Petro Canada, Jacobs Canada, and a private legal practitioner specializing in industrial and civil construction law matters.

Qualifications

Ms. Fedoretz holds a Bachelor of Social Work degree from the University of Calgary and Bachelor of Laws degree from the University of Alberta. She is an active member of the Law Society of Alberta.

Dawn L. Farrell, Former President and Chief Executive Officer

Skills & Experience

Ms. Farrell retired from TransAlta on March 31, 2021. She was President and CEO of TransAlta from January 2, 2012, to the date of her retirement, following previous roles as Chief Operating Officer and Executive Vice President, Commercial Operations and Development over the course of her 36-year career in the electric energy industry. Ms. Farrell was a member of various boards throughout her career, and was instrumental in transforming TransAlta to a clean energy company.

TransAlta Corporation | 2022 Management Proxy Circular	79

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a detailed description of our executive compensation philosophy, how executive pay links to corporate strategy, and the decisions the HRC have made under our compensation programs and the factors considered in making those decisions.

Executive Summary

2021 Performance

We were pleased to be able to significantly exceed our 2021 market guidance through unprecedented times. We continued to execute on our strategy to become a leading Canadian clean energy company. We remain positive and focused on our long-term strategic goals as we completed our conversions from coal to gas, strengthened our balance sheet, and focused on building renewables growth and sustainability. As part of our transformation to clean energy, we were able to achieve several significant milestones that directly contributed to creating long-term Shareholder value. For specific details on our 2021 highlights, please refer to page 90. Our key accomplishments are also fully described in our Management Discussion & Analysis.

2021 Compensation Outcomes

Our 2021 executive compensation program is aligned with Shareholder interests and financial and strategic performance. In 2021, the total compensation for our NEOs was equivalent to 0.94% of the Company’s consolidated revenue. Our strong AIC and PSU results for 2021 are outlined below.

✓ 2021 AIC Awards		✓ 2019-2021 PSU Awards
Scorecard Result: 185%		Scorecard Result: 166%
•	FCF was weighted 60% and the result was 200% of target	•	Three-year cumulative EBITDA was weighted 33.33% and the result was 115% of target

•	Incremental EBITDA from growth and customers was weighted 20% and the result was 200% of target	•	The strategic metric was weighted 33.33% and the overall result was 183% of target

•	Safety metrics were weighted 10% and the result was 100% of target	•	Relative Total Shareholder Return (“Relative TSR”) relative to the S&P/TSX Capped Utilities Index was weighted 33.33% and the result was 200% of target
•	ESG measures of environmental critical targets, organizational health and ED&I were weighted 10% and the result was 150% of target

TransAlta Corporation | 2022 Management Proxy Circular	80

Compensation Philosophy

How We Link Strategy and Compensation

The five pillars of our approach to executive compensation are:

1.	Drive Strategic Goals

Objective In 2021, TransAlta’s strategic goals were to:

•	Establish a strong and growing customer base and secure the re-contracting of assets;

•	Make substantive advancement on expansion of our asset base across the fleet, including through:

a.	The addition of onsite generation projects in Australia; and
b.	The addition of wind and other renewables generation projects in Canada and the US.

•	Advance ESG metrics by continuing to improve the environmental footprint of the Company by advancing and executing on the Alberta conversion and repowering strategy, including but not limited to reducing our CO2 emissions;

•	Establish a strong, sustainable and long-term ED&I program that enhances the organizational health and culture of the Company;

•	Further diversify the Company’s cash flows across our core markets and across technologies; and

•	Maintain our financial position.

These goals were chosen because they represent the highest priorities with the greatest impact on long-term Shareholder value.

Approach PSU performance factors are established based on the achievement of strategic goals for each year in the three-year performance cycle.

2.	Pay for Performance

Objective Executive compensation is linked to financial and operational metrics that align with our strategy and the performance of our common share price.

Approach 71% of the NEO’s pay mix is considered “at-risk” and consists of long-term and short-term incentives.

3.	Align with Shareholder Interests

Objective Our compensation program generates sustainable long-term value for our Shareholders.

Approach Executives earn more through “at-risk pay” when corporate performance and Shareholder returns are above expectations, and less when performance is below expectations. The AIC Plan and the PSUs have a payout range of 0-2x, which means payout could be as little as zero and as high as 200% of target. RSUs and stock options provide additional value in line with total Shareholder returns.

4.	Effective Oversight and Risk Management

Objective Our overall compensation program, including the incentive plans, do not encourage inappropriate risk-taking.

Approach The HRC conducts an annual risk assessment that reviews compensation programs, including all incentive plans, for their potential to induce undue risk-taking. The HRC also receives advice from an independent, external advisor and reviews regulatory developments and compensation design trends relating to executive compensation matters.

5.	Attract and Retain Key Talent

Objective Attract and retain executives in key roles to execute TransAlta’s strategy for long-term sustainable growth and build a talent pipeline for future succession.

Approach Target compensation is generally set at the 50th percentile of an industry comparator group using market data collected by external consulting firms. The data includes a cross-section of Canadian and US companies in the energy industry that have a similar business model and revenue size, and companies that we compete with for executive talent.

TransAlta Corporation | 2022 Management Proxy Circular	81

2021 Compensation Decisions

At the 2021 annual meeting, 97.25% of Shareholders supported our approach to executive compensation. Additionally, in 2020, TransAlta was the recipient of the Gavel Award for Best Disclosure of Corporate Governance and Executive Compensation Practices from the Canadian Coalition for Good Governance, which recognizes excellence in shareholder communications through annual proxy circulars. TransAlta also improved our ranking to sixth place out of 220 Canadian listed companies in The Globe and Mail’s 2021 Board Games, from 14th place in 2020.

2021 Plan Enhancements and Updates

Enhancements/Updates	Rationale
Benchmarking
The HRC approved changes to the executive compensation peer group: • Added: Boralex Inc.	•	Further aligns with TransAlta’s business model, and meets most of our criteria for inclusion. While smaller and less complex than TransAlta, Boralex Inc. is similar in industry with respect to their emphasis on renewable power generation.

Short-term Incentive (AIC Plan)
•	In 2021, we retained the metric of FCF at its same weighting of 60% for consistency.	•	The AIC continues to emphasize financial performance through high weighting on FCF, while including a focus on the strategic objectives of: (i) growth in EBITDA from clean electricity; and (ii) adding quantitative, measurable and meaningful ESG targets for CO2 reduction projects, ED&I, organizational health and worker safety to our corporate metrics.
•	Operations, Maintenance and Administration (“OM&A”) was removed as a corporate metric and replaced with 20% incremental EBITDA from growth and customers, 10% safety metrics and 10% ESG metrics.

Enhancements/Updates		Rationale
Long-term Incentive
•	PSUs that vested in 2021 are reported on page 90, which were granted in 2019. PSU metrics as set in 2019 (for the 2019 to 2021 performance period) included: (i) replacing FFO-to-debt with three-year cumulative EBITDA targets; and (ii) changing the relative TSR score from a modifier to a target TSR percentile achievement against the S&P/TSX Capped Utilities Index.	•	Introducing a measure of targeted overall EBITDA growth, to replace FFO-to-debt, was consistent with TransAlta’s strategic growth focus over the 2019 to 2021 performance period.
•	Strategic objectives remain consistent as the third metric in our PSU scorecard.	•	The new relative TSR payout curve was analyzed by Farient and was consistent with competitive norms.
•	All three PSU measures are equally weighted at 33.3%.	•	Aligned the interests of NEOs and executives with Shareholder interests.
PSU & RSU settlements:		•	Continues to promote robust executive share ownership utilizing treasury-settled shares in accordance with our plans.
•	Effective in 2021, a portion of all outstanding long-term incentive PSU and RSU awards are settled as treasury shares (instead of settled on the open market) upon vesting and cannot be sold until share ownership guidelines are met.

TransAlta Corporation | 2022 Management Proxy Circular	82

2021 Compensation Elements

We provide executive compensation elements that include base salary and short-term and long-term incentives with a focus on pay-for-performance that is aligned with our clean energy strategy set out in our Clean Electricity Growth Plan.

Executive compensation is weighted towards variable or at-risk compensation, which is directly linked to our performance and the performance of our common shares, aligning the interests of executives with those of Shareholders.

	Base salary	Short-term incentives (AIC)	Long-term incentives (LTIP)
			PSUs	RSUs	Options
Primary purpose	Market-competitive fixed cash compensation based on NEO’s primary duties, responsibilities, role and work performed	Reinforce and drive short-term achievements from previous year Recognize and reward performance	Align NEO interests with Shareholders Recognize and reward performance	Reinforce and drive long-term Shareholder value	Reinforce and drive long-term Shareholder value
Performance period	Ongoing	1 year	3 years	3 years	7 years
Payment	Ongoing	After the end of the performance period, payable in March	After the end of the performance period, upon vesting, payable in March		When exercised
Cash or equity	Cash	Cash or DSUs, at NEO’s election	Settled in shares, at Board’s discretion		Common shares when exercised
CEO target pay mix
Other target NEO pay mix

AT RISK

TransAlta Corporation | 2022 Management Proxy Circular	83

Base Salary

The table below shows the 2021 base salaries of TransAlta’s NEOs. Salaries are reviewed annually, and increases, if any, are made based on individual performance, increased scope and additional responsibilities, or to remain market competitive. Mr. Kousinioris’ salary was increased upon his promotion to President and Chief Executive Officer in 2021. Base salary increases were approved for Mr. Stack and Ms. Fedoretz in 2021 based on the expanded scope of their roles and to improve their market competitive positioning in line with our compensation philosophy of targeting the median base salary of our peer group.

Name	2019	2020	2021
John Kousinioris(1) President and Chief Executive Officer	$625,000	$625,000	$850,000
Todd Stack EVP, Finance & Chief Financial Officer	$425,000	$425,000	$500,000
Mike Novelli(2) EVP, Generation	—	$475,000	$475,000
Kerry O’Reilly Wilks EVP, Legal, Commercial & External Affairs	$460,000	$460,000	$460,000
Jane Fedoretz EVP, People, Talent and Transformation	$400,000	$400,000	$460,000
Dawn Farrell(3) Former President and Chief Executive Officer	$1,000,000	$1,000,000	$1,000,000

Notes:

(1)	Mr. Kousinioris’ annual salary was increased to $850,000 effective April 1, 2021, upon his promotion to President and CEO.
(2)	Mr. Novelli was hired on May 19, 2020, and worked in the US earning US$337,250 annual salary (C$452,357 equivalent using the 2020 average US$/C$ foreign exchange rate of 1.34131). Effective October 1, 2020, Mr. Novelli moved to Canada and his annual salary was C$475,000. His salary remained unchanged in 2021.
(3)	Ms. Farrell’s annual salary remained unchanged between 2019 and 2021, up to her retirement date effective March 31, 2021.

Annual Incentive Compensation

In 2021, the executives’ AIC was determined entirely by corporate performance to align the NEOs with Company corporate performance:

Our corporate scorecard was updated in 2021 to remove OM&A as a metric, as our strategy shifted away from cost control and efficiency (which we successfully achieved in 2020), to a higher emphasis on growth and ESG in 2021 and beyond. The AIC Plan continues to emphasize financial performance through the continuation of our 60% weighting on free cash flow (“FCF”), plus the addition of a 20% weighting on incremental EBITDA from growth and customers. 10% was allocated to worker safety metrics, and the remaining 10% was allocated to quantitative, measurable and meaningful ESG targets for CO2 reduction projects, ED&I, and organizational health. These metrics represent our 2021 strategy and emphasize the highest short-term priorities with the greatest impact on Shareholder value. No COVID-19 or other adjustments were made to our 2021 AIC executive compensation decisions.

FCF	Incremental EBITDA from Growth and Customers
FCF is a key metric representing the amount of cash available to invest in growth initiatives, make repayments on debt, pay common share dividends or repurchase common shares.	In support of our growth strategy, this metric includes incremental proforma EBITDA to be earned from announced growth projects for TransAlta.
Safety	ESG
Safety metrics include quantifiable measures, including both a leading indicator (Total Safety Report Frequency Rate) and a lagging indicator (Total Recordable Injury Frequency). Specific safety targets and achievements are not disclosed for competitive reasons.	The ESG score was equally weighted between three measures: (i) Environmental Critical Projects completed, (ii) Organizational Health Index Score, and (iii) ED&I score. Targets and scores for (ii) and (iii) are objective, quantitative metrics established and measured by independent third-party organizations. Specific targets and achievements are not disclosed for competitive reasons.

TransAlta Corporation | 2022 Management Proxy Circular	84

The table below shows how the HRC calculated the 2021 corporate scorecard result. The Board and the HRC believe this appropriately reflects the excellent progress achieved in 2021, as TransAlta continues to transform to a leading clean energy company.

Corporate Scorecard Results

Metric	Weight	Threshold 50%	Target 100%	Maximum 200%	2021 result	% of target achieved	2021 performance factor
FCF(1)	60%	$300M	$360M	$445M	$562M	200%	120%
Incremental EBITDA from growth and customers(2)	20%	$20M	$35M	$60M	$92M	200%	40%
Safety	10%	Not disclosed for competitive reasons				100%	10%
ESG	10%	Not disclosed for competitive reasons				150%	15%
Corporate Result							185%

Notes:

(1)	These results are as disclosed in TransAlta’s MD&A.
(2)	These results are disclosed in TransAlta’s MD&A section Accelerated Clean Electricity Growth Plan. It includes incremental average annualized EBITDA from the Garden Plain, White Rock Wind and Northern Goldfields Solar projects, as well as the acquisition of North Carolina Solar. All EBITDA is reported in the above table in Canadian dollars, converted using the December 31, 2021, foreign exchange rates of US$1 = C$1.2776 and AU$1 = C$0.92728.

TransAlta Corporation | 2022 Management Proxy Circular	85

The following table outlines the 2021 annual incentives for each NEO:

2021 Executive AIC

Name	Earned salary in 2021(1)		AIC target (%) of salary	Corporate performance factor & weighting(2)					2021 AIC
John Kousinioris(3) President and Chief Executive Officer	$793,750	x	100%	x	(185%	x	100%)	=	$1,396,172
Todd Stack EVP, Finance & Chief Financial Officer	$500,000	x	70%	x	(185%	x	100%)	=	$647,500
Mike Novelli EVP, Generation	$475,000	x	70%	x	(185%	x	100%)	=	$615,125
Kerry O’Reilly Wilks EVP, Legal, Commercial & External Affairs	$460,000	x	70%	x	(185%	x	100%)	=	$595,700
Jane Fedoretz EVP, People, Talent and Transformation	$460,000	x	70%	x	(185%	x	100%)	=	$595,700
Dawn Farrell(4) Former President and Chief Executive Officer	$250,000	x	100%	x	(185%	x	100%)	=	$462,500

Notes:

(1)	Earned salaries reflect pro-rated earnings in the 2021 year.
(2)	In 2021, 100% of executive AIC was based on corporate performance results.
(3)	Mr. Kousinioris’ target increased from 75% to 100% upon his promotion to President and CEO in April 2021. His earned salary of $156,250 and his previous AIC target of 75% prior to his promotion were used to calculate a portion of his incentive. The remaining incentive amount was based on his earned salary of $637,500 and his new AIC target of 100% after his promotion. His 2021 AIC reflects the sum of these amounts.
(4)	Ms. Farrell retired as President and CEO on March 30, 2021. Ms. Farrell’s AIC was pro-rated to her salary earned up to the date of her retirement, and was paid out at target upon her retirement. In addition, the Board approved that Ms. Farrell would also be paid for actual performance achieved in 2021 should such amount be higher than target, resulting in an actual total payout at 185%.

Recognition Bonus for Ms. Farrell

In 2021, the Board gave consideration to Ms. Farrell’s significant contributions over the previous five years in leading TransAlta through a significant business transition, as well as executing on succession plans to prepare for her eventual retirement, which occurred on March 31, 2021. Ms. Farrell was a 35-year professional, including 10 years as CEO at TransAlta, who had deep knowledge of the power generation business. She moved the Company through significant headwinds over the previous five years by: (i) effectively positioning the Company for a major successful transformation off-coal to renewable energy; (ii) preparing the Company for an energy transition in Alberta from a capacity market to a merchant market in late 2020, which significantly changed the business landscape for TransAlta; and (iii) developing and executing on succession plans for several internal successors, including the successor CEO, all of which set the foundation for success following her retirement. This transition was executed seamlessly, and the Company is currently realizing exceptional performance directly attributable to Ms. Farrell’s efforts.

To recognize these significant achievements, the Board took several steps to determine the appropriateness of an incremental recognition payment. A thorough governance process was undertaken by the Board, including the engagement of its independent compensation provider, Farient, to determine the appropriateness of the payment. A broad range of market research and consultation was performed, including understanding current market practices and the prevalence, form and amounts of recognition payments.

Following this thorough review, and given of all of Ms. Farrell’s significant contributions during her tenure as CEO, the Board determined it was appropriate in the circumstances to recognize Ms. Farrell with a bonus of $1,000,000, paid in cash, subject to all statutory withholdings. This recognition bonus is included in the Summary Compensation Table as non-equity incentive plan compensation.

TransAlta Corporation | 2022 Management Proxy Circular	86

Long-Term Incentives

For the 2021-2023 performance cycle, LTIP grants were based on a percentage of salary and consisted of PSUs, RSUs and Stock Options.

			Allocation
Name	2021 Grant value	Grant value as a % of salary	PSUs	RSUs	Options
John Kousinioris(1)	$1,906,250	240%	55%	25%	20%
Todd Stack	$750,000	150%	55%	25%	20%
Mike Novelli	$712,500	150%	55%	25%	20%
Kerry O’Reilly Wilks	$690,000	150%	55%	25%	20%
Jane Fedoretz	$690,000	150%	55%	25%	20%
Dawn Farrell	$2,800,000	280%	55%	25%	20%

Note:

(1)	Mr. Kousinioris’ target grant value noted above is based on his salary and target as Chief Operating Officer for three months with a salary of $625,000 and an LTIP percentage of 200% and nine months based on his promotion to President and CEO at a salary of $850,000 and an LTIP percentage of 250%. He received $1,250,000 worth of grants on January 1, 2021, during the annual grant cycle and received an additional top-up of $656,250 worth of grants after his promotion.

The Board, on the recommendation of the HRC, approves the number of PSUs, RSUs and stock options to be granted every year, which are calculated based on the five-day Volume-Weighted Average Price (VWAP) and Black-Scholes Valuation (BSV) method as at the applicable grant date, in accordance with the provisions of the Share Unit Plan and the Stock Option Plan. The Board also approves the PSU performance metrics, targets and weightings for the PSU awards. Stock options are exercisable for common shares reserved for issuance from treasury. Under the LTIP, the Company intends to settle a portion of PSUs and RSUs, once vested, through common shares issued from treasury.

PSUs were granted in 2021 with the following performance metrics for the performance year 2021 to 2023:

PSU Scorecard
Metric	Weight	Threshold	Target	Max
Payout Range		50%	100%	200%
Three-year cumulative EBITDA	33.3%	Not disclosed for competitive reasons
Strategic asset diversification & strategic outcomes	33.3%	2021-2023 Board-Approved Metric
Relative TSR	33.3%	P25	P50	P85

The three-year cumulative EBITDA target and ranges, and the strategic asset diversification & strategic outcomes metrics, are not disclosed in the circular until the PSU awards have vested. These metrics are set annually by management and are approved by the Board, and tie closely to management’s strategic priorities over the short and long term, as well as the state of the power market in the geographies we operate in. Three-year cumulative EBITDA is forward-looking, and we believe disclosure of specific EBITDA targets would seriously prejudice the Company’s interests. We believe targets are set at appropriately challenging levels.

Clawback Policy

As part of its compensation risk mitigation practices, the Company has a clawback policy that provides the Board with the discretion to cancel unvested incentive awards and/or “claw back” vested and/or paid incentive awards, as applicable, in situations where the Board determines the executive engaged in gross negligence, intentional misconduct, fraud or other serious misconduct (which includes, but is not limited to, dishonesty or a breach of company policy to the material detriment of the Company’s business or reputation and any conduct that would qualify as cause for termination of employment at common law) irrespective of whether there was a financial restatement. This clawback policy applies to all variable compensation plans at TransAlta.

Share Unit Plan — PSUs and RSUs

All currently issued and outstanding PSUs and RSUs are governed by the terms of the Company’s Share Unit Plan. In 2021, the Company amended the Share Unit Plan to, among other things, provide for the issuance of common shares from treasury upon the settlement of RSUs and PSUs. The Share Unit Plan was approved by Shareholders at the annual and special meeting of Shareholder held on May 4, 2021. Subsequent to May 4, 2021, the Company amended the Share Unit Plan for certain housekeeping and administrative matters. Although such amendments were immaterial and did not require shareholder approval, the Company obtained the approval of the TSX and duly filed the amended Share Unit Plan on the Company’s SEDAR profile at www.sedar.com. The amendments related to revisions to the definition of “Retirement”; clarifying how performance metrics for PSUs are to be calculated in instances of early retirement or termination without cause; and certain minor grammatical corrections.

TransAlta Corporation | 2022 Management Proxy Circular	87

The aggregate number of shares that may be issued at any time under the current Share Unit Plan shall not exceed 7,000,000 shares in the aggregate (representing 2.58% of the issued and outstanding common shares at December 31, 2021). If a unit is expired, cancelled or terminated before being settled, or redeemed for cash on settlement (including units redeemed with common shares purchased on the open market pursuant to the terms of the Share Unit Plan), then the common shares that were subject to the unit but that were not issued pursuant to the settlement shall, unless the Share Unit Plan has been terminated, become available for issuance, all within the maximum limitation stated above.

As of December 31, 2021, there were 4,605,341 PSU and RSU share units outstanding (representing approximately 1.7% of the issued and outstanding common shares) under the Share Unit Plan. If all outstanding PSUs and RSUs were settled in shares from treasury, the number of remaining common shares available for grant is 2,394,659 (assuming the PSUs achieve target performance), representing 0.9% of the total issued and outstanding common shares at December 31, 2021 (non-diluted). The Company anticipates maintaining its normal course issuer bid and to actively purchase common shares to further control for the dilutive effects of the Share Unit Plan on Shareholders.

The summary of the material terms of the Share Unit Plan set out below is qualified in its entirety by reference to the full text of the Share Unit Plan which can be found under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Share Unit Plan Summary — PSUs and RSUs
Primary purpose	✓ ✓ ✓

Encourage NEOs to promote the financial interests, growth and development of TransAlta through provision of PSUs and RSUs to acquire a proprietary interest in the Company

Advance the interests of the Company and its Shareholders by providing the participants a performance incentive that aligns with the strategic goals of the Company and the interests of Shareholders

Recognizes NEOs’ contributions to Company success and is a retention tool for our executives

Eligibility & participation	✓ ✓ ✓

Non-union employees of TransAlta who, upon the advice of the CEO, are designated as participants by the Board, including the NEOs

The Board determines eligibility of individuals to participate and receive PSUs and RSUs under the Share Unit Plan, and determines when, and the circumstances, any individual will be considered to have terminated employment for purposes of the Share Unit Plan

Executives terminated without cause will be issued common shares or paid the cash equivalent, or a combination thereof, equivalent to the pro-rated value of the number of non-vested RSUs and PSUs in the Participant’s notional account from the date of grant to the termination date. In the case of PSUs, the performance factor will be deemed to be (1.0x) in the applicable period

Performance period	Three years for PSU grants (unless otherwise established by the Board); not applicable for RSUs
Performance criteria	✓ ✓	The Board determines the applicable performance criteria and performance factor of the PSUs The PSU payout range is between 0-2x
Vesting	Three-year cliff vesting for PSU and RSU grants unless otherwise established by the Board
Payment	When vested
Cash or equity	Cash or Share settled
Shares subject to plan	✓ ✓

7,000,000 in aggregate

When combined with all of the Company’s other security-based compensation, the aggregate number of common shares issued within any one-year period may not exceed 10% of the Company’s total issued and outstanding shares

Grant price	Five-day VWAP of the common shares on the TSX (or other stock exchange as applicable), on the grant date of the PSUs or RSUs
Change of control	Under the Share Unit Plan, if there is a Change of Control (as defined in the Share Unit Plan):
✓ ✓

All unvested Units then outstanding will be substituted with units of the surviving company or the potential successor (the “continuing entity”) on the same terms and conditions as the original Units

If within 12 months of a change of control an executive is terminated without cause or the participant resigns from their employment for good reason, the vesting of all Units then held by the participant will be accelerated in full, except that in the event that a Unit is subject to vesting upon the attainment of performance criteria, then the number or value, as applicable, of Units that vest will be calculated having regard to the pro rata achievement of any applicable performance criteria up to the termination date

Assignability	Units granted under the Share Unit Plan are not transferable or assignable
Plan amendments	The Board has the discretion to make immaterial amendments to the Share Unit Plan as it deems necessary, without obtaining Shareholder approval, subject to the rules of the TSX and NYSE

TransAlta Corporation | 2022 Management Proxy Circular	88

PSUs

The PSU awards granted in 2019, for the 2019-2021 performance cycle, vested on January 1, 2022. They had a grant price of $5.59 per unit, earned dividend equivalents and share-settled at 392% of their original grant value. Each of the following three metrics were equally weighted at 33.3%:

Three-year cumulative EBITDA	Strategic asset diversification & strategic outcomes		Relative TSR
Three-year cumulative EBITDA, consistent with TransAlta’s strategic focus on growth over this three-year performance period	•	Management’s demonstrated progress to expand and diversify its asset base through expansion of our clean portfolio	•	The relative TSR metric was used to further align PSU performance results with the interests of Shareholders. Relative TSR ensures that management is rewarded for outperformance rather than general economic growth

	•	Management’s progress capturing value of the hydro assets in Alberta and the value of coal-to-gas conversions	•	The payout curve is consistent with competitive norms

	•	Management’s continued ability to influence critical policy to achieve a workable market

PSU Scorecard
Metric	Weight	Threshold	Target	Max	Result	Score
Payout Range		50%	100%	200%
Three-year cumulative EBITDA	33.3%	Please See Table Below			$3.174B	38%
Strategic asset diversification & strategic outcomes	33.3%	2019-2021 Board-Approved Metric			183%	61%
Relative TSR	33.3%	P25	P50	P85	P88	67%
2019-2021 PSU Scorecard Result						166%

The 3-year cumulative EBITDA metric is measured on a yearly basis with a final cumulative EBITDA result and score:

Year	Weight	Threshold	Target	Max	Result	% of target achieved	Score
Payout Range		50%	100%	200%
2019					$0.984B
2020					$0.927B
2021					$1.263B
2019-2021	100%	$2.925B	$3.150B	$3.300B	$3.174B	115%	38%
Cumulative EBITDA Result							38%

To properly assess management’s performance against the strategic metrics, the HRC considered the following factors in its review:

•	The state of TransAlta and the Alberta power market at the start of each year, as well as over the three-year period;
•	The strategic priorities of the management team at the start of each year;
•	Management’s accomplishments, balanced with setbacks, in each year, as well as over the three-year period; and
•	The final outcomes and impacts of our initiatives at the end of each year, as well as over the three-year period.

The HRC assessed the performance of each strategic goal, resulting in a three-year cumulative result of 183%. Details of this assessment are shown below.

TransAlta Corporation | 2022 Management Proxy Circular	89

Assessment of 2019-2021 PSU Strategic Metrics

Highlights of the considerations relevant to the Company’s strategic asset diversification & strategic outcomes metric are as follows:

Strategic Asset Diversification & Strategic Outcomes Accomplishments
Financial
Announced an 11% dividend increase on its Common Shares
Executed on the Windrise financing
Conversions to gas
Completed full conversion of Sundance Unit 6
Completed full conversion of Keephills Unit 2
Completed full conversion of Keephills Unit 3
Retirement of Keephills Unit 1 and announced Sundance Unit 4 (Q1 2022)
Ceased mining operations and burning coal in Canada
Successful closing of Pioneer Pipeline sale to ATCO
Advancements
Unveiled the Clean Electricity Growth Plan to the market at Investor Day in September 2021
Expanded the size of our development pipeline by adding ~ 600MW of new wind potential and ~175 MW of expansion projects with the Nickel West and the South Hedland solar project
Announced the development of the 48 MW Northern Goldfields Solar and storage project for BHP Billiton Nickel West with estimated construction capital of ~AU$69 million to AU$73 million
Alongside Pembina Pipeline, TransAlta announced the 100MW renewable PPA and the launch of the 130 MW Garden Plain wind project with estimated construction capital of ~ $195 million
Announced 300 MW White Rock Wind Project – estimated construction capital of ~US$460 million to US$470 million
Closed the acquisition of 122MW portfolio of solar facilities in North Carolina for ~$102 million
Completed construction and reached commercial operation of the Windrise wind facility
Despite global supply chain issues, advanced the interconnection of our first bitcoin mining facility at Sarnia
Announcements
President & Chief Executive Officer succession
Resolved the FMG litigation at South Hedland Power Station
Workforce and safety
Certified by an independent third-party provider for ED&I program
Developed a 5-year ED&I Strategy, and executed the first year of the five-year strategy in 2021 with the Board of Directors approving the ED&I Strategy
Achieved top-quartile performance in organizational health annual survey
Implemented a hybrid work policy for all non-union employees
Positively maintained the COVID response
Corporate leaders participated in mandatory Zero Incident Process training
Regulatory
Advocated for Canadian federal tax credit for renewables with energy storage
Led Alberta utility sector engagement with provincial and federal government on carbon capture, utilization and storage tax credit, ensuring TransAlta’s views were represented
Refreshed GHG emissions forecast for TransAlta based on new strategy to inform a new GHG target for the Company
Joined the “Powering Past Coal Alliance” at COP26 in Glasgow and received a specific mention by Canada’s Minister of Environment and Climate Change during a mainstage event

Share Settlement of 2019-2021 PSU Awards

TransAlta Corporation | 2022 Management Proxy Circular	90

As noted above, the PSUs granted in 2019 had a grant price of $5.59, earned dividend equivalents and settled at 392% of their original grant value. The PSU Performance Factor of 166% was determined and approved by the Board based upon the established metrics for the three-year performance period. The table below shows the value each NEO received, calculated using a share price of $12.52, the five-day VWAP of our common shares on the TSX on the trading days preceding the release date of March 7, 2022. PSUs were settled partly in cash to cover required tax and withholdings, and the net amount was settled in common shares issued through treasury.

Name	2019 PSU award (# of units)		Dividend equivalents		PSU performance factor		Five-day VWAP		Total value
John Kousinioris	(84,861	+	4,591)	x	166%	x	$12.52	=	$1,859,107
Todd Stack	(18,157	+	982)	x	166%	x	$12.52	=	$397,785
Mike Novelli(1)	—	+	—	x	—	x	—	=	—
Kerry O’Reilly Wilks	(56,574	+	3,061)	x	166%	x	$12.52	=	$1,239,405
Jane Fedoretz	(49,195	+	2,662)	x	166%	x	$12.52	=	$1,077,747
Dawn Farrell	(275,492	+	14,905)	x	166%	x	$12.52	=	$6,035,379

Note:

(1)         Mike Novelli joined TransAlta on May 19, 2020, and was not at the Company for this grant cycle.

RSUs

Share Settlement of 2019-2021 RSU Awards

The RSU awards granted for 2019 vested on January 1, 2022. They had a grant price of $5.59 per unit, earned dividend equivalents and paid out at 247% of their original grant value. The table below shows the value each NEO received, upon vesting of the 2019 RSU awards, calculated using a share price of $13.11, the five-day VWAP of our common shares on the TSX on the trading days preceding the release date of January 21, 2022. RSUs were settled part in cash to cover required tax and withholdings, and the net amount was settled in common shares issued through treasury.

Name	2019 RSU award (# of units)		Dividend equivalents		Five-day VWAP		Total value
John Kousinioris	(38,573	+	2,087)	x	$13.11	=	$533,053
Todd Stack	(9,079	+	491)	x	$13.11	=	$125,463
Mike Novelli(1)	—	+	—	x	—	=	—
Kerry O’Reilly Wilks	(25,716	+	1,391)	x	$13.11	=	$355,373
Jane Fedoretz	(22,361	+	1,210)	x	$13.11	=	$309,016
Dawn Farrell	(125,224	+	6,775)	x	$13.11	=	$1,730,507

Note:

(1)         Mike Novelli joined TransAlta on May 19, 2020, and was not at the Company for this grant cycle.

Stock Options

The stock option awards granted in 2019 vested on January 1, 2022, and will expire on January 1, 2026. They had an exercise price of $5.59 per option.

The aggregate number of common shares that may be issued at any time under the current Stock Option Plan shall not exceed 14,500,000 shares in the aggregate (representing 5.4% of the issued and outstanding common shares). As of December 31, 2021, there were 3,216,711 options outstanding (representing approximately 1.2% of the issued and outstanding common shares) under the Stock Option Plan and 3,631,085 options are currently available for grant under the Stock Option Plan, representing approximately 1.3% of the issued and outstanding common shares (non-diluted).

In 2021, no amendments were made to the Stock Option Plan or to any of the outstanding options, except in respect of the amendments to certain of Ms. Farrell’s stock options as described elsewhere in this circular. Refer to the Termination and Change of Control details provided on page 112 for further details.

TransAlta Corporation | 2022 Management Proxy Circular	91

The summary of the material terms of the Stock Option Plan set out below is qualified in its entirety by reference to the full text of the Stock Option Plan which can be found under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Stock Option Plan Summary
Primary purpose	✓	Encourage NEOs to promote the financial interests, growth and development of TransAlta through provision of stock options to acquire a proprietary interest in the Company
	✓	Stock Options provide long-term “at-risk” compensation that helps ensure alignment with Shareholders in creating long-term Shareholder value
	✓	Recognizes NEOs’ contributions to Company success and is a retention tool for our executives
Eligibility & participation	✓	Non-union employees of TransAlta who, upon the advice of the CEO, are designated as participants by the Board, including the NEOs
	✓	The Board determines eligibility of individuals to participate in the Stock Option Plan and will determine when, and the circumstances, any individual will be considered to have terminated employment for purposes of the Stock Option Plan
	✓	Executives terminated without cause can exercise to the extent exercisable on the termination date until the earlier of 60 days and the normal expiry date
Performance period	Seven years for executive and non-executive grants
Vesting	Three-year graded vesting for executive and non-executive grants in 2022 and thereafter (three-year cliff vesting for grants made prior to 2022)
Payment	When exercised
Cash or equity	Share settled
Shares subject to plan	✓	14,500,000 in aggregate
✓

When combined with all of the Company’s other security-based compensation, the aggregate number of common shares issued within any one-year period may not exceed 10% of the Company’s total issued and outstanding shares

Exercise price	Fixed by the Board when an option is granted but such price shall not be less than the last sale price of the common shares on the TSX
Change of control	Under the Stock Option Plan, if there is a Change of Control (as defined in the Stock Option Plan) the Board may:
	✓	Cause any or all outstanding options to vest and be exercisable (either in whole or in part, either immediately or before the date of the change of control);
	✓	Cancel any or all outstanding options in exchange for a substitute award; or
✓

Cancel any or all outstanding options in exchange for a substitute award with a value equal to the number of common shares multiplied by the difference, if any, between the exercise price of the option and our closing share price on the TSX on the date of the change of control, provided that if the closing share price on the date of the change of control is not higher than the exercise price of the option then the Board may cancel that option without any payment

Assignability

Options are not transferable or alienable either by assignment or any other manner during the participant’s lifetime but shall enure to the benefit of the participant’s executors or personal representatives  if employment is terminated by reason of death

Plan amendments

The Board may amend the terms of the Stock Option Plan and any options previously granted under the Stock Option Plan, subject to the receipt of all necessary regulatory approvals and the approval of the applicable optionholder. The Board has the discretion to make immaterial amendments that it may deem necessary, without obtaining shareholder approval

The Company monitors the outstanding number of options and common shares (dilution) and the number of options and units issued each year (burn rate). For further details regarding the number and percentage of outstanding units, please see the section “2021 Executive Compensation Details — Incentive Plan Awards – Equity Compensation Plan Information” of this circular.

Retirement Plans and Benefits

TransAlta provides retirement plans and benefits to our executives consistent with the plans offered to all employees of TransAlta. In addition, NEOs and executives are eligible for a supplemental pension plan and additional life insurance and perquisites as described in the Retirement Plans, Benefits and Life Insurance section of this circular.

TransAlta Corporation | 2022 Management Proxy Circular	92

2021 Executive Performance

John Kousinioris, President and Chief Executive Officer

2021 compensation

	2019 (Realized)	2020 (Realized)	2021 (Realized)	2021 (Target)	2022 (Target)
Base salary(1)	$597,656	$625,000	$793,750	$793,750	$900,000
AIC	$647,207	$632,813	$1,396,172	$754,688	$900,000
Long-term incentives(2)
• PSUs	$879,888	$517,819	$1,859,107	$1,048,438	$1,237,500
• RSUs	$228,544	$215,938	$533,053	$476,563	$562,500
• Stock options(3)	—	—	—	$381,250	$450,000
Perquisites/Auto allowance	$26,000	$26,000	$29,000	$29,000	$70,000
Total direct compensation	$2,379,295	$2,017,570	$4,611,082	$3,483,688	$4,080,000

Notes:

(1)	Mr. Kousinioris’ 2021 realized and target base salary is pro-rated from his effective date as President and CEO on April 1, 2021. His 2022 target reflects an increase in his salary from $850,000 to $900,000 effective January 1, 2022.
(2)	Mr. Kousinioris’ LTIP target increased from 150% to 200% in 2020 and to 250% of base salary in 2021 to reflect the increase in his scope and responsibilities as he was promoted to Chief Operating Officer in 2020 and President and CEO in 2021.
(3)	The 2019 stock option grant became exercisable on January 1, 2022. Mr. Kousinioris has not exercised the 2017 stock option grant that became exercisable in 2020.

2021 Realized Pay Mix

Todd Stack, EVP, Finance & Chief Financial Officer

2021 compensation

	2019 (Realized)	2020 (Realized)	2021 (Realized)	2021 (Target)	2022 (Target)
Base salary(1)	$361,310	$425,000	$500,000	$500,000	$500,000
AIC	$330,413	$401,625	$647,500	$350,000	$350,000
Long-term incentives(2)
• PSUs	$255,964	$150,638	$397,785	$412,500	$412,500
• RSUs	$73,138	$69,100	$125,450	$187,500	$187,500
• Stock options	—	—	—	$150,000	$150,000
Perquisites/Auto allowance	$20,062	$26,000	$26,000	$26,000	$26,000
Total direct compensation	$1,040,887	$1,072,363	$1,696,735	$1,626,000	$1,626,000

Notes:

(1)	Mr. Stack’s 2019 realized base salary is pro-rated from his effective date as Chief Financial Officer on May 16, 2019.
(2)	Mr. Stack’s LTIP target was increased for 2021 grants from 125% to 150% of base salary.

2021 Realized Pay Mix

TransAlta Corporation | 2022 Management Proxy Circular	93

Mike Novelli, EVP, Generation

2021 compensation

	2020 (Realized)(1)	2021 (Realized)	2021 (Target)	2022 (Target)
Base salary(2)	$286,499	$475,000	$475,000	$495,000
AIC	$230,404	$615,125	$332,500	$346,500
Long-term incentives
• PSUs	—	—	$391,875	$408,375
• RSUs	—	—	$178,125	$185,625
• Stock options	—	—	$142,500	$148,500
Signing bonus(3)	$375,000	$225,000	—	—
Other(4)	$80,767	—	—	—
Perquisites/Auto allowance	$9,650	$26,000	$26,000	$26,000
Total direct compensation	$1,022,658	$1,341,125	$1,546,000	$1,610,000

Notes:

(1)	Mr. Novelli was in the US on his start date of May 19, 2020, and was paid in US dollars until his relocation to Canada on October 1, 2020. His 2020 realized pay reflects both portions (with a foreign exchange rate of US$ = C$1.34131).
(2)	The 2022 target reflects a salary increase from $475,000 to $495,000 effective January 1, 2022.
(3)	Mr. Novelli’s signing bonus includes $200,000 in cash and $175,000 in common shares in 2020 and $100,000 in cash and $125,000 in common shares in 2021.
(4)	“Other” consists of relocation expenses.

2021 Realized Pay Mix

Kerry O’Reilly Wilks, EVP, Legal, Commercial & External Affairs

2021 compensation

	2019 (Realized)	2020 (Realized)	2021 (Realized)	2021 (Target)	2022 (Target)
Base salary(1)	$460,000	$460,000	$460,000	$460,000	$485,000
AIC	$483,000	$434,700	$595,700	$322,000	$339,500
Long-term incentives(2)
• PSUs	$316,504	$378,362	$1,239,405	$379,500	$400,125
• RSUs	$90,430	$173,561	$355,360	$172,500	$181,875
• Stock options	—	—	—	$138,000	$145,500
Other(3)	$102,353	$30,265	$2,780	—	—
Perquisites/auto Allowance	$26,000	$26,000	$26,000	$26,000	$26,000
Total direct compensation	$1,478,287	$1,502,888	$2,679,245	$1,498,000	$1,578,000

Notes:

(1)	The 2022 target reflects a salary increase from $460,000 to $485,000 effective January 1, 2022.
(2)	Ms. O’Reilly Wilks’ LTIP target was increased for 2021 grants from 125% to 150% of base salary.
(3)	“Other” consists of relocation expenses.

2021 Realized Pay Mix

TransAlta Corporation | 2022 Management Proxy Circular	94

Jane Fedoretz, EVP, People, Talent & Transformation

2021 compensation

	2019 (Realized)	2020 (Realized)	2021 (Realized)	2021 (Target)	2022 (Target)
Base salary(1)	$400,000	$400,000	$460,000	$460,000	$485,000
AIC	$420,000	$378,000	$595,700	$322,000	$339,500
Long-term incentives(2)
• PSUs	—	—	$1,077,747	$379,500	$400,125
• RSUs	—	—	$309,016	$172,500	$181,875
• Stock options	—	—	—	$138,000	$145,500
Other	—	$7,692	—	—	—
Perquisites/Auto allowance	$26,000	$26,000	$26,000	$26,000	$26,000
Total direct compensation	$846,000	$811,692	$2,468,462	$1,498,000	$1,578,000

Notes:

(1)	The 2022 target reflects a salary increase from $460,000 to $485,000 effective January 1, 2022.
(2)	Ms. Fedoretz’s LTIP target was increased for 2021 grants from 125% to 150% of base salary.

2021 Realized Pay Mix

Dawn Farrell, Former President & Chief Executive Officer

2021 compensation

	2019 (Realized)	2020 (Realized)	2021 (Realized)
Base salary (1)	$1,000,000	$1,000,000	$250,000
AIC	$1,500,000	$1,350,000	$462,500
Recognition bonus(2)	—	—	$1,000,000
Long-term incentives
• PSUs	$3,097,200	$1,822,723	$6,035,379
• RSUs	$804,465	$760,101	$1,730,494
• Stock options(3)	—	—	$3,232,555
Other	—	—	$102,697
Perquisites/Auto allowance	$70,000	$70,000	$55,000
Total direct compensation	$6,471,665	$5,002,824	$12,868,624

Notes:

(1)	The 2021 realized pay was a pro-rated amount of her annual salary up until her retirement on March 31, 2021.
(2)	Ms. Farrell received a recognition bonus in 2021 as detailed in the Annual Incentive Compensation section.
(3)	Mrs. Farrell exercised her 2017 (270,833 units) and 2018 (246,338 units) stock option grants in 2021. Ms. Farrell continues to maintain her share ownership requirement of 5x for one year post-employment.

2021 Realized Pay Mix

TransAlta Corporation | 2022 Management Proxy Circular	95

2021 CEO Realized Pay Analysis

The CEO look-back table below compares, Mr. Kousinioris’s target compensation for the last year and Ms. Farrell’s target compensation for the four years prior, to their compensation as reported in the 2021 Executive Compensation Details — Summary Compensation Table, as well as the average realized value in the 2021 Executive Realized Performance section above, highlighting the at-risk nature of their incentive compensation.

Year	Target compensation(1)	Compensation as reported in the Summary Compensation Table(2)	Realized compensation(3)
2021(4)	$3,483,688	$6,509,688	$4,611,082
2020	$4,870,000	$6,715,214	$5,002,824
2019	$4,870,000	$6,760,014	$6,471,665
2018	$4,270,000	$6,175,614	$4,710,832
2017	$4,200,000	$6,518,416	$4,465,572

Notes:

(1)	Target compensation includes base pay, AIC at target performance, grant value of LTIP awards, and perquisites.
(2)	Compensation as reported in the Summary Compensation Table includes base pay, AIC paid, grant value of LTIP awards, pension and perquisites.
(3)	Realized compensation includes base pay, AIC paid, actual exercises and payouts of LTIP awards, perquisites, and any special awards.
(4)	Compensation reported is solely Mr. Kousinioris’ for 2021 and above is based on his compensation as Chief Operating Officer for three months and the remaining nine months of the year based on his promotion to President and CEO.

The following graph shows a three-year look back at CEO realizable pay and relative TSR performance against companies in our comparator group (see page 101). As shown by TransAlta’s positioning in the chart, there is a strong alignment between CEO pay and performance over a three-year period.

Realizable pay includes the three-year average of base pay, the three-year average of AIC paid, plus the estimated realizable value of LTIP awards granted in the three-year period, which equals the in-the-money value of stock options plus the current value of full value awards. We used 2018-2020 compensation figures for TransAlta and 2018-2020 compensation data for the peer companies in our comparator group, as disclosed publicly in their proxy circulars.

TransAlta Corporation | 2022 Management Proxy Circular	96

2021 Share Performance & Executive Pay

The graph and table below show the total return of $100 invested in TransAlta common shares on December 31, 2016, and assumes reinvestment of dividends, compared to a similar investment in the S&P/TSX Composite Index over the same period. Also included are the average annual total compensation levels for the NEOs (as reported in the Summary Compensation Table in prior years). Although TransAlta’s share price dipped at the end of 2018, it made a quick recovery and realized growth over the following years with strong performance in 2021, closing at $14.05 on the S&P/TSX Composite Index on December 31, 2021. TransAlta’s executive compensation is aligned with share price performance as evidenced by the five-year look-back below:

(at December 31)	2016	2017	2018	2019	2020	2021
TransAlta	$100	$102	$79	$133	$141	$208
S&P/TSX Composite Index	$100	$109	$99	$122	$129	$161
Annual average of NEO compensation as reported in the Summary Compensation Table	$3,226,066	$3,032,575	$2,838,115	$3,055,219	$3,043,104	$3,676,037

NEOs:

2017: Dawn Farrell, Donald Tremblay, Brett Gellner, John Kousinioris and Dawn de Lima.

2018: Dawn Farrell, Donald Tremblay, Christophe Dehout, Brett Gellner, John Kousinioris and Wayne Collins.

2019: Dawn Farrell, Todd Stack, Christophe Dehout, John Kousinioris, Brett Gellner and Dawn de Lima.

2020: Dawn Farrell, Todd Stack, John Kousinioris, Brett Gellner and Kerry O’Reilly Wilks.

2021: John Kousinioris, Todd Stack, Mike Novelli, Kerry O’Reilly Wilks, Jane Fedoretz and Dawn Farrell.

TransAlta Corporation | 2022 Management Proxy Circular	97

Compensation Governance

We are committed to good compensation governance that promotes the long-term interests of Shareholders. The Board has delegated governance of the Company’s human resource policies and practices to the HRC. Based on an annual risk review conducted by the HRC, the Board believes that our executive compensation program does not raise TransAlta’s risk profile.

The annual risk review considers our major risks (equipment/maintenance, capital investments, long-term contracting, market competition and pricing, energy marketing, growth opportunities, construction and regulatory impact), as well as our compensation philosophy, pay mix, incentive plans and performance measures, stock-based compensation and our share ownership requirements. The mix of these items, their overall balance and the caps embedded in our incentive plans are also part of the review.

Compensation Governance & Risk Management

The following table highlights our governance and risk management best practices:

What we do	Risk mitigation	Pay for performance	Effective oversight	Shareholder alignment	Attract & retain
Maintain a pay-for-performance philosophy in which most executive compensation is “at-risk” and is based on performance against pre-defined metrics that reflect our strategic priorities		✓	✓	✓	✓
Incorporate risk management principles into all decision-making processes and ensure our compensation programs do not encourage inappropriate or excessive risk-taking	✓		✓	✓
Establish expenditure authority limits for different levels in the organization and any expenditures, new investment programs or projects to be undertaken must be reviewed by a four-member investment committee	✓		✓
Clawback policy (refer to page 87 for additional details) provides for the reimbursement of variable incentive compensation in cases where an executive has engaged in wrongdoing, irrespective of whether there was a restatement of financial statements	✓		✓	✓	✓

Anti-hedging policy prohibits executives and Directors from speculative trading in our shares. Insiders are prohibited from:

•     directly or indirectly short selling securities of TransAlta or any of its affiliates where they do not own the underlying security;

•      directly or indirectly selling a call or buying a put on our securities or any securities of our affiliates; and

•      purchasing financial instruments or engaging in a monetization transaction or other hedging procedure designed to reduce or offset a decrease in the market value of TransAlta securities held by an insider, either directly or indirectly

	✓			✓	✓
Maintain an HRC of independent directors who have the necessary skills, knowledge and experience to carry out their responsibilities effectively	✓		✓		✓
Require the HRC to retain an independent advisor	✓		✓		✓
Cap performance factors and payouts under both the AIC Plan and PSUs at 200% to avoid excessive risk-taking	✓	✓	✓
Allow executives to convert a portion of their annual bonus to DSUs	✓	✓		✓
Annually review our executive compensation program to ensure continued regulatory compliance and alignment with Shareholder interests and sound risk management and governance principles	✓		✓
Set annual targets for the annual and long-term incentive awards within our risk profile and provide sufficient incentive for our executives to achieve the corporate objectives	✓	✓		✓
Maintain overlapping performance periods for PSU awards		✓		✓
Benchmark executive compensation and our incentive plans against peer companies similar to TransAlta		✓	✓	✓	✓
Maintain codes of conduct for our employees, officers and directors to ensure we protect TransAlta’s assets and act ethically and responsibly in everything we do	✓		✓	✓	✓
Restrict insiders and others who have a special relationship with TransAlta from trading our securities on material undisclosed information or during blackout periods under our insider trading policy and reporting guidelines. Insiders must pre-clear transactions before carrying out a trade in our securities	✓		✓	✓

TransAlta Corporation | 2022 Management Proxy Circular	98

What we don’t do	Risk mitigation	Pay for performance	Effective oversight	Shareholder alignment	Attract & retain
No payouts of incentive awards when performance is below threshold		✓	✓	✓
No guaranteed increases in compensation in executive employment agreements	✓	✓		✓
No re-pricing, backdating or exchanges of stock options or other long-term incentive awards	✓		✓	✓
No gross-up of executive compensation, including perquisites or incentive awards, to account for withholding of taxes	✓
No counting of PSUs or unvested or unexercised stock options toward share ownership requirements	✓			✓
No single-trigger change of control provisions in employment agreements	✓		✓	✓
No hedging of TransAlta securities	✓		✓	✓
No granting of loans to directors or executives	✓		✓	✓
No granting of stock options to independent directors	✓		✓	✓

All members of the HRC are independent and their average tenure is less than five years. The skills and experience of HRC members are noted below:

Key skills and experience	Number of committee members with specific skills or experience(1)
Accounting, Finance and Tax	2 of 5
Engineering and Technical	0 of 5
Government Affairs	1 of 5
Legal and Regulatory	2 of 5
HR/Compensation	3 of 5
Risk Management	2 of 5
Electric Energy/Utility	1 of 5
Technology/Telecommunications	1 of 5
International Operations	1 of 5
Environment/Climate Change	3 of 5
M&A/Organizational Change	4 of 5

Note:

(1)	Represents the top four competencies of each member of the HRC as identified by such member (the top four competencies are not exclusive and members may hold expertise in an area that is not identified as one of their top four competencies). Ms. Park was appointed a member of the HRC on May 4, 2021.

TransAlta Corporation | 2022 Management Proxy Circular	99

Independent Advice

The HRC has retained Farient since July 2018, to provide independent advice regarding TransAlta’s compensation strategy and program, and to advise on all matters related to executive compensation. The HRC considers the following factors in evaluating the independence of an advisor:

•	Any business or personal relationship between a member of the HRC or TransAlta’s executive team and the advisor;
•	The scope, if any, of other services provided by the advisor to TransAlta; and
•	The policies and procedures of the advisor that are designed to prevent conflicts of interest.

The HRC confirms the independence of its advisor, Farient, every year and reviews whether the work provided raises any conflicts of interest. The Board of Directors and the HRC pre-approve any services performed by Farient and any affiliates for the Company.

Since 2019, management has retained Mercer on a fee-for-service basis for executive compensation work. Management approves Mercer’s fees.

The table below shows the fees, in Canadian dollars, paid in 2020 and 2021 to the Company’s independent external compensation advisors, Farient and Mercer, for executive compensation-related work.

Executive compensation-related fees	2021	2020
Farient(1)	$164,401	$242,638
Mercer	$164,030	$156,259
Total	$328,431	$398,897

Note:

(1)	Farient fees were invoiced in US dollars and are calculated above using the average annual foreign exchange rate of US$1 = C$1.25371 for 2021 and a foreign exchange rate of US$1 = C$1.34131 for 2020.

TransAlta Corporation | 2022 Management Proxy Circular	100

Benchmarking Executive Compensation

Target compensation is set at the 50th percentile of an industry comparator group using market data collected by external independent consulting firms. The HRC reviews the compensation data to determine the competitiveness of base pay, incentive pay and plan design, and overall compensation levels relative to our compensation strategy.

The data includes a cross-section of Canadian and US companies in the energy industry that have a similar business model and revenue size, and companies with which we compete for executive talent.

Total compensation is benchmarked to similar roles in the comparator group, and total target compensation is set within a competitive range (+/-20%) of the median of the group. For US companies, we assume a nominal exchange rate to remove the effects of exchange rate fluctuations.

In 2021, the HRC approved the addition of Boralex Inc. to the industry comparator group. Boralex is a Canadian renewable energy generation company operating in multiple countries that has grown in revenue size. Although Boralex is smaller and less complex than TransAlta, it met our criteria to be added to our Canadian-based comparator group in 2021.

TransAlta’s 2021 executive compensation comparator group includes:

Canadian-based Companies (weighted 75%)	US-based Companies (weighted 25%)
Algonquin Power & Utilities Corp.	Alliant Energy Corp.
AltaGas Ltd.	Avista Corp.
ATCO Ltd.	Black Hills Corp.
Boralex Inc.	Clearway Energy, Inc.
Brookfield Renewable Partners LP	OGE Energy Corp.
Capital Power Corp.	Pinnacle West Capital Corp.
Emera Inc.	PNM Resources Inc.
Fortis Inc.	Portland General Electric
Innergex Renewable Energy
Inter Pipeline Ltd.
Keyera Corp.
Northland Power Inc.
Pembina Pipeline Corp.
TC Energy Corporation

TransAlta Corporation | 2022 Management Proxy Circular	101

Disciplined Decision-Making Process

Compensation program design and decision-making involves senior management, the HRC and the Board with the benefit of advice from the Board’s external independent compensation advisor.

Reviews and analyzes current compensation strategy	Reviews management’s recommendations	Considers recommendations from the HRC, its advisors and management
Reviews input from the HRC’s independent compensation advisor	Considers comparative data, benchmarking and the advice of its independent compensation advisor	Considers corporate objectives and strategy
Reviews peer corporation compensation strategies and provides recommendations to the HRC	Reviews the design and metrics for the short and long-term incentive plans to make sure they align with strategic priorities	Reviews the current market conditions
	Reviews stress testing and back testing of the factors that make up the annual corporate budget and different scenarios under the incentive plans to make sure the targets and any proposed changes result in the intended outcomes	Reviews Company performance and makes its final decisions regarding the CEO’s compensation and all equity compensation awards
	Evaluates the Company’s and management’s performance at the end of the year and makes compensation recommendations to the Board	Exercises discretion sparingly and in extraordinary circumstances where unforeseen circumstances cause formula-driven compensation decisions to be inappropriate, including: one-time circumstances out of management’s control, such as major regulatory changes; changes to the strategic direction of the Company; and unanticipated and exceptional impacts to the peer group that, in turn, affect the calculation of comparative results

TransAlta Corporation | 2022 Management Proxy Circular	102

NEO Share Ownership

In our view, executives and Board members must have a meaningful equity stake in the Company to align their long-term interests with those of our Shareholders. To support share ownership, TransAlta has a share ownership guideline in place that require our NEOs to hold common shares of TransAlta equal to a specified multiple of their salary, as noted in the table below.

The Board and the HRC will consider all relevant factors and take an appropriate course of action to uphold the efficacy of the guidelines. The HRC reviews our share ownership requirements annually to ensure consistency with market practice.

Ownership requirements vary by level, and NEOs and other executives must meet the required level of share ownership within a reasonable period. Unvested PSUs and stock options are not counted towards meeting the guidelines of equity ownership since they are considered “at-risk” pay. RSUs are included since there is an implied guaranteed payout upon vesting and we consider them as part of the ownership requirements up front. In 2020, we commenced share settling for both PSUs and RSUs. Pursuant to the share ownership requirements, the NEOs and other executives may not sell their common shares until they have met their respective share ownership guidelines.

The following table shows the share ownership for each NEO, using the 20-day VWAP for the 20 trading days prior to and including December 31, 2021, of $13.68:

Name	Ownership requirement (multiple of base pay)	Number of equity securities required	Current holdings	Value of current holdings	Current multiple of holdings	Compliance with policy	Hold period after leaving TransAlta
John Kousinioris President and Chief Executive Officer	5x	310,673	319,907	$4,376,328	5.15x	Yes	1 year
Todd Stack EVP, Finance & Chief Financial Officer	3x	109,649	102,172	$1,397,713	2.80x	On track(1)	—
Mike Novelli EVP, Generation	3x	104,167	67,638	$925,288	1.95x	On track(1)	—
Kerry O’Reilly Wilks EVP, Legal, Commercial & External Affairs	3x	100,877	142,406	$1,948,114	4.24x	Yes	—
Jane Fedoretz EVP, People, Talent and Transformation	3x	100,877	73,263	$1,002,238	2.18x	On track(1)	—
Dawn Farrell Former President and Chief Executive Officer	5x	365,497	1,293,207	$17,691,072	17.69x	Yes	1 year

Note:

(1)	On track to meet guidelines within a reasonable time frame given LTIP grant target levels and share divestment restrictions.

TransAlta Corporation | 2022 Management Proxy Circular	103

2021 Executive Compensation Details

Summary Compensation Table

The table below sets out the annual compensation received by our NEOs for our financial years ending December 31, 2021, 2020 and 2019:

Name and principal position	Year	Salary	Share-based awards	Option-based awards	Non-equity incentive plan compensation		Pension value		All other compensation	Total compensation
John Kousinioris(1) President & Chief Executive Officer	2021	$793,750	$1,525,000	$381,250	$1,396,172	(2)	$2,371,145		$42,371	$6,509,688
	2020	$625,000	$1,000,000	$250,000	$632,813		$422,500		$32,147	$2,962,460
	2019	$597,656	$833,041	$172,500	$647,207		$485,300		$32,147	$2,767,851
Todd Stack(3) EVP, Finance & Chief Financial Officer	2021	$500,000	$600,000	$150,000	$647,500		$45,081		$33,139	$1,975,720
	2020	$425,000	$425,000	$106,250	$401,625		$37,213		$33,734	$1,428,822
	2019	$361,310	$381,812	$55,271	$330,413		$24,263		$20,062	$1,173,131
Mike Novelli(4) EVP, Generation	2021	$475,000	$570,000	$142,500	$615,125		$37,287		$312,028	$2,151,940
	2020	$286,499	$353,525	$88,381	$270,742		$13,477		$477,770	$1,490,393
	2019	—	—	—	—		—		—	—
Kerry O’Reilly Wilks EVP, Legal, Commercial & External Affairs	2021	$460,000	$552,000	$138,000	$595,700		$44,735		$33,940	$1,824,375
	2020	$460,000	$460,000	$115,000	$434,700		$47,150		$61,425	$1,578,275
	2019	$460,000	$575,000	$115,000	$483,000		$25,512		$130,503	$1,789,015
Jane Fedoretz EVP, People, Talent & Transformation	2021	$460,000	$552,000	$138,000	$595,700		$41,900		$30,779	$1,818,379
	2020	$400,000	$400,000	$100,000	$378,000		$37,667		$38,471	$1,354,138
	2019	$400,000	$460,000	$100,000	$420,000		$23,194		$29,186	$1,432,379
Dawn Farrell(5) Former President and Chief Executive Officer	2021	$250,000	$2,240,000	$560,000	$1,462,500	(6)	$3,102,245	(7)	$161,375	$7,776,120
	2020	$1,000,000	$2,240,000	$560,000	$1,350,000		$1,480,500		$84,714	$6,715,214
	2019	$1,000,000	$2,240,000	$560,000	$1,500,000		$1,375,300		$84,714	$6,760,014

Notes:

(1)	Mr. Kousinioris’ salary is reflective of his salary earned as Chief Operating Officer and President and Chief Executive Officer in 2021 and is reflective of his salary earned as Chief Growth Officer and Chief Operating Officer in 2019.
(2)	Mr. Kousinioris elected to receive 10% of his 2021 AIC in the form of DSUs. $1,256,555 will be received in cash and $139,617 will be received in DSUs.
(3)	Mr. Stack’s salary is reflective of his salary earned as Managing Director & Corporate Controller and Chief Financial Officer in 2019.
(4)	Mr. Novelli’s salary in 2020 is reflective of his time in the US paid in US dollars before his move to Canada and was converted at a the average 2020 foreign exchange rate of US$1 = C$1.34131. Mr. Novelli’s 2021 “all other compensation” includes a sign-on bonus paid partially in cash and partially in shares, car allowance and relocation and family benefits allowance.
(5)	Ms. Farrell commenced receiving $6,580 per month starting March 1, 2020, as an old supplemental pension plan benefit owed from her previous service with TransAlta as a deferred member, which is not included in this table.
(6)	Ms. Farrell’s “non-equity incentive plan compensation’ includes a $1,000,000 recognition bonus paid in cash in 2021 in addition to her AIC. This recognition bonus is not pensionable. Please refer to the Annual Incentive Compensation section for additional details.
(7)	Of the pension value for Ms. Farrell, as per her employment agreement, the value of DB SPP enhancements earned at her retirement, is $2,778,000, DB SPP current service is $311,100 and the DC pension is $13,145. Refer to the Retirement Plans section for further details.

TransAlta Corporation | 2022 Management Proxy Circular	104

Definitions & Considerations

Salary increases

•	2021: Mr. Kousinioris’ salary increased from $625,000 to $850,000 upon his promotion to President and CEO. Mr. Stack’s salary increased from $425,000 to $500,000 and Ms. Fedoretz’s salary increased from $400,000 to $460,000.
•	2020: No salary increases provided.
•	2019: Mr. Kousinioris’ salary increased from $575,000 to $625,000 upon his promotion to Chief Operating Officer. Mr. Stack’s salary increased from $256,288 to $425,000 upon his promotion to Chief Financial Officer.

Share-based awards: Total grant date fair value of units awarded under the long-term incentive plan.

•	2021: Grants made on January 1, 2021, using the $9.67 closing share price of our common shares on the TSX on the last trading day before the grant date.
•	2020: Grants made on January 1, 2020, using the $9.28 closing share price of our common shares on the TSX on the last trading day before the grant date.
•	2019: Grants made on January 1, 2019, using the $5.59 closing share price of our common shares on the TSX on the last trading day before the grant date.

This method of determining the award value has been used as it represents the dollar value approved by the HRC or the Board, as applicable.

Option-based awards: Total grant date fair value of stock options granted under the long-term incentive plan. To align with best case market practice, we use the BSV method to value option awards and determine the number of options to be granted. The table below shows the assumptions used to calculate the fair value of the 2021, 2020 and 2019 awards:

	Grant date	Grant price	Risk-free rate	Dividend yield	Value per option	Option value as (%) of grant price(1)
2021	01-Jan-21	$9.67	0.48%	1.76%	$2.69	28%
2020	01-Jan-20	$9.28	1.68%	1.72%	$2.42	26%
2019	01-Jan-19	$5.59	1.90%	2.86%	$1.19	21%

Note:

(1)	If the calculated option value is 12% below our common share price at the time of grant, we will use a fixed option value of 12% of the common share price. This feature is to ensure we do not grant an inappropriate number of options during a period of extreme share price volatility.

Non-equity incentive plans: Cash bonuses for annual performance represent payments made under the AIC program and any other cash bonus payments. if applicable.

Pension value: Sum of the compensatory amounts related to the defined benefit or defined contribution pension plan as applicable, and the supplemental pension plan.

All other compensation: Amounts are for car allowances and annual perquisite allowances. These amounts also include the cost of additional life insurance over and above the Company’s standard benefits package. For 2021:

•	Mr. Novelli received a sign-on bonus in cash of $100,000 and $125,000 in common shares, and $55,092 family benefit allowance;
•	Ms. O’Reilly Wilks received $2,780 relocation allowance; and
•	Ms. Farrell received $40,119 in vacation pay, $52,578 in DC pension enhancement contributions, and $10,000 outplacement in connection with her retirement, per Ms. Farrell’s employment agreement.

The additional life insurance amounts for each NEO are listed below:

Name	2021	2020	2019
John Kousinioris	$13,371	$6,147	$6,147
Todd Stack	$7,139	$7,734	—
Mike Novelli	$5,936	—	—
Kerry O’Reilly Wilks	$5,160	$5,160	$2,150
Jane Fedoretz	$4,779	$4,779	$3,186
Dawn Farrell	$3,678	$14,714	$14,714

TransAlta Corporation | 2022 Management Proxy Circular	105

Incentive Plan Awards

Outstanding Option and Share Awards

The table below shows all outstanding equity-based compensation granted to the NEOs as at December 31, 2021:

		Option-based awards				Share-based awards
		Number of securities underlying unexercised	Option exercise	Option expiration	Value of unexercised in-the- money	Number of shares or units of shares that have not vested(2)			Market or payout value of share- based awards that have not vested(3)			Market or payout value of vested share- based awards not paid out or
Name	Grant Date	options	price	date	options(1)	PSUs	RSUs	DSUs	PSUs	RSUs	DSUs	distributed
John Kousinioris	06/14/2021	36,793	$11.84	01/01/2028	$82,049	30,588	13,904	—	$430,369	$195,623	—	—
	01/01/2021	92,892	$9.67	01/01/2028	$408,723	71,866	32,666	—	$1,011,151	$459,614	—	—
	01/01/2020	103,445	$9.28	01/01/2027	$495,502	76,443	34,747	—	$1,075,550	$488,886	—	—
	08/13/2019	—	—	—	—	—	17,484	—	—	$245,999	—	—
	01/01/2019	145,180	$5.59	01/01/2026	$1,231,123	147,966	40,516	—	$2,081,878	$570,065	—	—
	01/01/2018	69,982	$7.45	01/01/2025	$463,281	—	—	—	—	—	—	—
	03/07/2017	76,941	$7.25	03/07/2024	$524,738	—	—	—	—	—	—	—
	02/23/2016	112,273	$5.93	02/23/2023	$913,902	—	—	—	—	—	—	—
Total		637,506			$4,119,318	326,863	139,317	—	$4,598,948	$1,960,187	—	—
Todd Stack	01/01/2021	55,735	$9.67	01/01/2028	$245,234	43,119	19,600	—	$606,690	$275,768	—	—
	01/01/2020	43,964	$9.28	01/01/2027	$210,588	32,488	14,767	—	$457,109	$207,777	—	—
	08/13/2019	—	—	—	—	—	7,754	—	—	$109,095	—	—
	05/21/2019	24,994	$8.80	05/21/2026	$131,717	14,456	5,257	—	$203,390	$73,961	—	—
	01/01/2019	—	—	—	—	31,660	9,536	—	$445,451	$134,172	—	—
	2016/03/17	—	—	—	—	—	—	3,761	—	—	—	$52,917
	2015/03/31	—	—	—	—	—	—	3,146	—	—	—	$44,258
Total		124,693			$587,539	121,723	56,914	6,907	$1,712,640	$800,773	—	$97,175
Mike Novelli	01/01/2021	52,948	$9.67	01/01/2028	$232,972	40,963	18,620	—	$576,356	$261,980	—	—
	05/19/2020	47,082	$7.50	01/01/2028	$309,326	33,236	15,107	—	$467,628	$212,558	—	—
Total		100,030			$542,298	74,199	33,727	—	$1,043,984	$474,538	—	—
Kerry O’Reilly Wilks	01/01/2021	51,276	$9.67	01/01/2028	$225,615	39,670	18,032	—	$558,155	$253,707	—	—
	01/01/2020	47,585	$9.28	01/01/2027	$227,931	35,164	15,983	—	$494,753	$224,888	—	—
	08/13/2019	—	—	—	—	—	13,987	—	—	$196,799	—	—
	01/01/2019	96,786	$5.59	01/01/2026	$820,749	98,644	27,011	—	$1,387,919	$380,044	—	—
Total		195,647			$1,274,295	173,478	75,013	—	$2,440,827	$1,055,438	—	—
Jane Fedoretz	01/01/2021	51,276	$9.67	01/01/2028	$225,615	39,670	18,032	—	$558,155	$253,707	—	—
	01/01/2020	41,378	$9.28	01/01/2027	$198,201	30,577	13,899	—	$430,220	$195,555	—	—
	08/13/2019	—	—	—	—	—	7,298	—	—	$102,678	—	—
	01/01/2019	84,162	$5.59	01/01/2026	$713,694	85,777	23,488	—	$1,206,886	$330,473	—	—
Total		176,816			$1,137,510	156,024	62,717	—	$2,195,261	$882,413	—	—
Dawn Farrell	01/01/2021	208,077	$9.67	01/01/2028	$915,540	160,979	73,172	—	$2,264,978	$1,029,536	—	—
	01/01/2020	231,717	$9.28	01/01/2027	$1,109,924	171,232	77,833	—	$2,409,231	$1,095,105	—	—
	01/01/2019	471,308	$5.59	01/01/2026	$3,996,689	480,353	131,531	—	$6,758,562	$1,850,647	—	—
	02/23/2016	165,977	$5.93	02/23/2023	$1,351,053	—	—	—	—	—	—	—
	2017/03/07	—	—	—	—	—	—	130,342	—	—	—	$1,833,918
	2016/03/17	—	—	—	—	—	—	145,885	—	—	—	$2,052,598
	2015/03/31	—	—	—	—	—	—	115,758	—	—	—	$1,628,719
	2014/04/01	—	—	—	—	—	—	42,902	—	—	—	$603,633
		1,077,079			$7,373,206	812,564	282,536	434,888	$11,432,771	$3,975,288	—	$6,118,868
Total		2,311,771			$15,034,166	1,664,851	650,224	441,794	$23,424,431	$9,148,637	—	$6,216,044

Notes:

(1)	The value of unexercised in-the-money options equals the difference between the five-day VWAP of our common shares on the TSX on December 31, 2021 ($14.07), and the option exercise price multiplied by the number of outstanding vested and unvested stock options.
(2)	The number of RSUs and PSUs outstanding, including dividend equivalents, as of December 31, 2021.
(3)	Calculated using $14.07, the five-day VWAP of our common shares on the TSX on December 31, 2021. PSUs granted in 2020 and 2021 assume a performance factor of 100%. The values for PSUs granted in 2019 reflect a PSU performance factor of 166%.

TransAlta Corporation | 2022 Management Proxy Circular	106

Value Vested During the Year

The table below includes the amount of variable compensation that vested in 2021, including payments the CEO and other NEOs received in 2021 as a result of vested 2018 PSUs and RSUs, and cash bonuses on March 15, 2022, for the 2021 performance year:

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)		Non-equity incentive plan compensation — Value earned during the year ($)
		PSUs	RSUs
John Kousinioris	$461,881	$517,819	$215,938	$1,396,172
Todd Stack	—	$150,638	$69,100	$647,500
Mike Novelli	—	—	—	$615,125
Kerry O’Reilly Wilks	—	$378,362	$173,561	$595,700
Jane Fedoretz	—	—	—	$595,700
Dawn Farrell	$1,625,831	$1,822,723	$760,101	$1,462,500

PSUs granted on January 1, 2018, vested on January 1, 2021 and were paid out on March 15, 2021, at 109% of their grant value. Amounts under non-equity incentive plans include the AIC under the AIC plan, and any other bonus payments as disclosed in the Summary Compensation Table.

Total Value of Equity Holdings at Year-End

Name	Shares	RSUs	DSUs	Total
John Kousinioris	$2,470,485	$1,905,843	—	$4,376,328
Todd Stack	$524,669	$778,570	$94,474	$1,397,713
Mike Novelli	$463,916	$461,372	—	$925,288
Kerry O’Reilly Wilks	$921,936	$1,026,178	—	$1,948,114
Jane Fedoretz	$144,297	$857,941	—	$1,002,238
Dawn Farrell	$7,876,711	$3,865,092	$5,949,268	$17,691,071

We valued the equity holdings using $13.68 per common share, the 20-day VWAP of our common shares on the TSX for the 20 trading days prior to and including December 31, 2021. RSU values include unvested RSUs and vested RSUs that have not yet been paid. All RSUs and DSUs include additional units received as dividend equivalents according to the terms of the plan. PSUs and stock options are not included as part of the total value of equity holdings as neither incentive vehicle is used towards meeting share ownership guidelines.

Equity Compensation Plan Information

The Board, on the recommendation of the HRC, approves PSU, RSU and stock option awards. PSUs, RSUs and options may be granted to employees designated by the Board and are priced according to the provisions of the Share Unit Plan and the Stock Option Plan. The Share Unit Plan currently provides for a maximum aggregate of 7,000,000 common shares issuable under the Share Unit Plan, and the Stock Option Plan currently provides for a maximum aggregate of 14,500,000 common shares issuable under the Stock Option Plan.

The table below shows the shares available under the Company’s Share Unit Plan and Stock Option Plan as of December 31, 2021.

As at December 31, 2021	Common shares issuable on the exercise of currently issued and outstanding, options, RSUs and PSUs (a)	Common shares previously issued on exercise of options, RSUs and PSUs (b)	Total number of common shares available for issuance on the exercise of options, RSUs and PSUs (c)	Options, RSUs and PSUs available for future grant based on common shares available issuance = (c) - (a) - (b)
Plans approved by security holders:
Stock Option Plan	3,216,711	7,652,204	14,500,000	3,631,085
Share Unit Plan	4,605,341	—	7,000,000	2,394,659

TransAlta Corporation | 2022 Management Proxy Circular	107

	As of December 31, 2021 (%)	As of December 31, 2020 (%)	As of December 31, 2019 (%)
Current Dilution
Stock Option Plan	1.19%	1.45%	1.33%
Share Unit Plan(1)	1.70%	—%	—%
Burn rate
Stock Option Plan	0.26%	0.27%	0.49%
Share Unit Plan(2)	0.54%	0.67%	0.83%
Number of options granted in applicable year	704,395	740,846	1,382,191
Number of PSUs and RSUs granted in applicable year	1,447,750	1,849,215	2,343,087
Weighted average number of securities outstanding(3)	270,539,137	274,622,582	282,520,820

Notes:

(1)	RSUs and PSUs were cash-settled prior to 2021, resulting in no dilution prior to 2021.
(2)	While RSUs and PSUs could not be settled in common shares from treasury prior to the 2021 amendments of the Share Unit Plan, we have provided the annual historical burn rate information for context. RSUs and PSUs can now be settled in common shares from treasury under the terms of the Share Unit Plan. PSUs have a performance factor that will result in a PSU payout between 0-2x.
(3)	The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period.

Retirement Plans, Benefits & Life Insurance

Retirement Plans

All employees, including NEOs and executives, participate in a defined contribution plan (“DC plan”) registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta).

NEOs and executives hired before January 1, 2016, also participate in a supplemental pension plan (“SPP”), which is a defined benefit, non-registered plan. Those hired after January 1, 2016, participate in a defined contribution (“DC SPP”), non-registered SPP.

Defined Contribution Plan

We contribute 5% of employees’ pensionable earnings, defined as 100% of base pay and AIC, to the plan. Contributions are deposited to participants’ accounts and invested according to their instructions. Effective January 1, 2022, the Company introduced an additional employer matching contribution of up to 3%, contingent upon on an employee’s voluntary contribution.

Participants are eligible to retire after age 55. They must transfer their account balance (contributions and investment earnings) to an annuity or a life income fund to receive their retirement payments. If a participant retires from TransAlta but does not want to receive their retirement income yet, or if a participant leaves the Company before turning 55, they can transfer their account balance to a personal, locked-in account.

In 2021, the maximum annual contribution under the plan was $26,289 (i.e., 90% of the $29,210 maximum allowed by the Canada Revenue Agency). The table below shows the accumulated value of contributions to each NEO’s DC Plan as at December 31, 2021:

Name	Accumulated value at start of year ($)	Compensatory ($)	Non-compensatory ($)	Withdrawal ($)	Accumulated value at year end ($)
John Kousinioris	277,525	13,145	74,454	—	365,124
Todd Stack	1,055,558	26,289	248,669	—	1,330,516
Mike Novelli(1)	42,815	26,289	7,392	—	76,496
Kerry O’Reilly Wilks	59,877	26,289	11,085	—	97,251
Jane Fedoretz	60,418	22,456	15,123	—	97,997
Dawn Farrell(2)	519,618	13,145	55,308	(588,071)	—

Notes:

(1)	Mr. Novelli has a 401K value from his employment in the US prior to transferring to Canada. The 401K value is included in the tables above, and was converted using the average 2021 foreign exchange rate of US$1 = C$1.25371.
(2)	Ms. Farrell retired on March 31, 2021 and her accumulated value at the end of the year was nil.

TransAlta Corporation | 2022 Management Proxy Circular	108

Supplemental Pension Plan

We fund a non-contributory SPP for NEOs and other executives to provide benefits above the registered pension contribution limits set out under the Income Tax Act (Canada).

For NEOs and other executives hired before January 1, 2016, the SPP provides a defined benefit pension of 2% of the final average pensionable earnings (base pay and AIC) in excess of the average DC plan pensionable earnings limit for each year of credited service. Final average pensionable earnings are calculated as the executive’s highest five consecutive year average within the last 10 years, including the annual bonus (no cap).

Participants are eligible to retire after they turn 55 and complete two years of service, but the SPP amount they receive is based on several factors:

•	They receive their full monthly pension if they retire after they turn 60 or if their total years of service plus age, equals 85 or more.
•	Their monthly pension is reduced by 5/12 of 1% for each month that their retirement date precedes their unreduced retirement date.
•	Pension payments are increased by 2% per year every January 1 after a participant becomes eligible for an unreduced pension. The first increase is pro-rated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.

A participant who leaves the Company before turning 55, but after completing two years of service, is eligible to receive a deferred SPP monthly pension.

SPP pensions are payable for life, with guaranteed payments for five years. If a participant dies after retiring but before the five-year mark, their beneficiary will receive the remaining pension in the guaranteed period. Participants can choose other terms for their pension, including a 10- or 15-year guarantee and joint and survivor benefits. US taxpayers are required to receive a commuted value over a specific period according to section 409A of the US Internal Revenue Code.

The table below shows the estimated value of the SPP for each participating NEO as of December 31, 2021, and our accrued obligation as of that date:

	Number of	Annual benefits payable ($)		Opening present			Closing present
Name	years credited service (#)	At year-end	At age 65	value of defined benefit obligation ($)	Compensatory change ($)(1)	Non-compensatory change ($)	value of defined benefit obligation ($)
Dawn Farrell	13.90	—	—	16,002,700	3,089,100	544,200	19,636,000
John Kousinioris	9.08	204,000	378,000	3,491,100	2,358,000	(56,300)	5,792,800
Todd Stack(2)	25.50	60,700	60,700	1,442,200	—	(125,500)	1,316,700

Notes:

(1)	The compensatory change for Ms. Farrell includes the value of enhancements earned at her retirement, as per her employment agreement (an additional two years of credited service), is $2,778,000, plus current service cost of $311,100.
(2)	Mr. Stack has a DB SPP entitlement that was earned prior to his promotion to an executive, and was frozen in January 2016. The amount in the table shows his unreduced DB obligation at the end of 2021 based on attainment of age 55. He currently participates in the executive DC SPP.

Values are based on the following assumptions:

•	2.8% annual discount rate (to measure the accrued pension liability at December 31, 2021);
•	3.0% salary increases before considering the limits on final average earnings;
•	Retirement rates based on our pension plan experience; and
•	2.5% increase in DC earnings limits (to determine final average pensionable earnings).

For NEOs and other executives hired on January 1, 2016, or later, the DC SPP provides a defined contribution pension of an additional 5% on the portion of the executive’s pensionable earnings (base pay and AIC) that is above the maximum allowed under the registered DC Plan.

A participant who leaves the Company before turning 55, but after completing two years of service, is eligible to receive a full accumulated value at the date they retire or terminate employment. As a non-registered plan, the value is paid out as a lump sum and is taxable income. For a US taxpayer, there are special rules as to the payment according to section 409A of the US Internal Revenue Code.

TransAlta Corporation | 2022 Management Proxy Circular	109

The table below shows the estimated value of the DC SPP for each NEO as of December 31, 2021, and the accumulated value as of that date:

Name	Accumulated value at start of year ($)	Compensatory ($)	Non-compensatory ($)	Withdrawal ($)	Accumulated value at year end ($)
Todd Stack	12,507	18,792	1,962	—	33,261
Mike Novelli	—	10,998	265	—	11,263
Kerry O’Reilly Wilks	25,384	18,446	4,954	—	48,783
Jane Fedoretz	28,805	19,444	2,579	—	50,828

Benefits & Life Insurance

NEOs and other executives participate in the same pension and benefits programs as our other employees. Life insurance, disability, medical and dental coverage are included in the benefits program.

•	Employees allocate their annual benefits allowance to the different plan components based on their needs and can receive enhanced coverage by making contributions through payroll deductions. Flexible health benefits coverage is offered, and employees elect coverage every two years.

•	Basic life insurance covering 2x base salary is offered, with the option to elect for lower coverage levels. Optional life insurance is also offered for individuals, spouses, or dependents.

•	Additional individual life insurance policies are provided to executives, and the premiums are included in the Summary Compensation Table and described in the Definitions and Considerations section, including the individual annual premiums paid on their behalf.

•	The annual perquisite allowance is in lieu of additional benefits left to the discretion of the NEO and executive as to how to utilize the funds. The President and CEO receives a $50,000 annual allowance, and the other NEOs receive a $10,000 allowance, effective on the first of January of each year. No adjustments were made in 2021 upon the retirement of Dawn Farrell and promotion of John Kousinioris to President and CEO.

•	Automobile allowances are fixed and based on market practice:

Name	Auto allowance ($)	Perquisite allowance ($)
John Kousinioris	19,000	10,000
Todd Stack	16,000	10,000
Mike Novelli	16,000	10,000
Kerry O’Reilly Wilks	16,000	10,000
Jane Fedoretz	16,000	10,000
Dawn Farrell	5,000	50,000

TransAlta Corporation | 2022 Management Proxy Circular	110

Termination & Change of Control

The table below sets out how each compensation element is treated if an NEO’s employment is terminated.

All NEOs are subject to non-competition clauses in their agreements if they leave TransAlta. To protect our interests, they cannot promote, engage with, work for or invest in companies in Alberta that are in a similar business to TransAlta for the severance period outlined in the table below.

Long-term Incentive
Event	Salary	AIC	RSUs	PSUs	Stock options	Additional pension value	Benefits
Resignation/ Termination for cause	Ends on resignation date	Forfeited	Forfeited	Forfeited	Forfeited	None	None
Retirement(1)	Ends on retirement date	Pro-rated to retirement date, payout based on actual performance No additional payments	Retirement, unvested units are pro-rated to retirement date Enhanced retirement, vest as normal	Retirement, unvested units are pro-rated to retirement date and paid based on target performance Enhanced retirement, vest as normal, paid based on actual performance	Vest as normal, exercisable for up to earlier of 36 months or normal expiry	Enhanced retirement, CEO receives additional 24 months of pension contributions Other NEOs receive additional 18 months of pension contributions	As per TransAlta’s benefits plan
Death	Ends on date of death	Pro-rated to date of death, payout based on actual performance No additional payments	Vest in full	Vest in full, payout based on target performance	Vest in full, exercisable for one year or normal expiry, whichever comes first	CEO receives additional 24 months of pension contributions Other NEOs receive additional 18 months of pension contributions	As per TransAlta’s benefits plan
Termination without cause	CEO 24 months of base salary Other NEOs 18 months of base salary	Pro-rated to termination date, payout based on actual performance plus AIC for severance period at target performance	Unvested units are pro-rated to termination date	Unvested units are pro-rated to termination date, payout based on target performance	Unvested options are forfeited, vested options are exercisable for 60 days or normal expiry, whichever comes first	Entitled to accrued pension benefits plus the value of pension contributions for the severance period	CEO 22% of Salary Other NEOs 16% of Salary
Double-trigger change of control	CEO 24 months of base salary Other NEOs 18 months of base salary	Pro-rated to termination date, payout based on actual performance plus AIC for severance period at target performance	Vest in full	Vest in full, payout based on actual performance	Board discretion	Entitled to accrued pension benefits plus the value of pension contributions for the severance period	CEO 22% of Salary Other NEOs 16% of Salary

Note:

(1)	“Retirement” is defined as minimum age 55 and five years of service and “Enhanced Retirement” is defined as minimum age 60 and 10 years of consecutive service or as defined in their respective Executive Employment Agreements.

TransAlta Corporation | 2022 Management Proxy Circular	111

The table below shows the incremental amounts that would have been paid to each NEO if their employment had been terminated at December 31, 2021:

Name	Event	Severance period (months)	Amount of base pay ($)	AIC ($)	Benefits ($)	Additional pension value ($)	LTIP(1) ($)	Other(2) ($)	Total ($)
	Resignation	—	—	—	—	—	—	—	—
	Retirement(3)	—	—	—	—	—	4,493,824	—	4,493,824
John	Death	—	—	—	—	2,432,300	6,559,134	—	8,991,434
Kousinioris	Termination without cause	24	1,700,000	1,700,000	374,000	2,432,300	4,493,824	370,000	11,070,124
	Double trigger CoC	24	1,700,000	1,700,000	374,000	2,432,300	6,559,134	370,000	13,135,434
	Resignation	—	—	—	—	—	—	—	—
	Retirement(3)	—	—	—	—	—	1,644,895	—	1,644,895
Todd	Death	—	—	—	—	63750	2,513,413	—	2,577,163
Stack(4)	Termination without cause	18	750,000	525,000	120,000	63,750	1,644,895	—	3,103,645
	Double trigger CoC	18	750,000	525,000	120,000	63,750	2,513,413	—	3,972,163
	Resignation	—	—	—	—	—	—	—	—
	Retirement	—	—	—	—	—	—	—	—
Mike	Death	—	—	—	—	60,563	1,518,522	—	1,579,085
Novelli	Termination without cause	18	712,500	498,750	114,000	60,563	645,794	—	2,031,606
	Double trigger CoC	18	712,500	498,750	114,000	60,563	1,518,522	—	2,904,335
	Resignation	—	—	—	—	—	—	—	—
	Retirement	—	—	—	—	—	—	—	—
Kerry	Death	—	—	—	—	58,650	3,496,264	—	3,554,914
O’Reilly Wilks	Termination without cause	18	690,000	483,000	110,400	58,650	2,674,143	—	4,016,193
	Double trigger CoC	18	690,000	483,000	110,400	58,650	3,496,264	—	4,838,314
	Resignation	—	—	—	—	—	—	—	—
	Retirement	—	—	—	—	—	—	—	—
Jane	Death	—	—	—	—	58,650	3,077,673	—	3,136,323
Fedoretz	Termination without cause	18	690,000	483,000	110,400	58,650	2,306,094	—	3,648,144
	Double trigger CoC	18	690,000	483,000	110,400	58,650	3,077,673	—	4,419,723

Notes:

(1)	“LTIP” PSUs were valued using a target performance factor with value on December 31, 2021.
(2)	“Other” includes legacy payments under previous long-term incentive plans according to the terms of the NEO’s prior executive employment agreement.
(3)	As of December 31, 2021, Mr. Kousinioris and Mr. Stack are eligible for retirement for LTIP purposes; no NEOs are eligible for enhanced retirement under their executive employment agreement. The retirement provisions in each applicable Plan document were used in calculating the values above; grant values are pro-rated for time, calculated using performance from previous quarter.
(4)	Mr. Stack has a frozen DB SPP benefit that is fully vested and eligible no matter what trigger. The value is $1,321,000 as of December 31, 2021, and would be set up as a monthly pension payable for his lifetime.

Ms. Farrell’s Retirement

Ms. Farrell retired effective March 31, 2021, and received her pro-rated AIC payment, continued her vesting rights under the LTIP awards, and received other compensation in accordance with the retirement provisions of her employment agreement. Ms. Farrell qualified for the enhanced retirement provisions in her employment agreement, resulting in an additional two years of credited service under the DB SPP pension plan, as disclosed in the Summary Compensation Table, resulting in an additional pension value of $2,777,000. Further, under the Stock Option Plan, the normal provision at retirement is that unvested stock options continue to vest in ordinary course, and all outstanding stock options are exercisable until the earlier of: (i) 36 months following the retirement date; and (ii) the normal expiry date of the stock option. In recognition of her long and successful career at TransAlta, the Board approved an extension of the exercise period for Ms. Farrell’s stock options granted in 2020 and 2021, to be exercisable until January 1, 2025, and January 1, 2026, respectively, effectively adding an additional nine months and 21 months to exercise her stock options. The default under the plan would have otherwise required an exercise period of only three months for the most recent grants. These extension periods are prior to the normal expiry date of her 2020 and 2021 stock options.

TransAlta Corporation | 2022 Management Proxy Circular	112

Director Approval

The undersigned hereby certifies that the contents and the sending of this Proxy Circular have been approved by the Board for mailing to the Shareholders entitled to receive notice of the Meeting, to each director of the Company, to Ernst & Young LLP and to the appropriate governmental agencies.

By the order of the Board of Directors

Calgary, Alberta March 18, 2022	Scott Jeffers Vice President and Corporate Secretary

TransAlta Corporation | 2022 Management Proxy Circular	113

Appendix “A” – Checklist of Corporate Governance Disclosure

1(a)	Identity of directors who are independent (all except for President and Chief Executive Officer (“CEO”))	Majority 11 of 12
1(b)	Identity of non-independent directors	CEO (page 25)
1(c)	Majority of independent directors	Yes
1(d)	Identify directors who are also directors of other issuers and name the issuers (none involving our CEO, none involving compensation committee members)	See table on page 56
1(e)	Independent directors hold regularly scheduled meetings at which non-independent directors and management are not in attendance	Yes
1(f)	Independent Chair of the Board	Yes
1(g)	Attendance record for each director	See table on page 34
2	Disclose text of board’s written mandate	See Appendix “B” and at www.transalta.com
3(a)	Written position descriptions for chair and chair of each board committee	Yes and at www.transalta.com
3(b)	Written position description for CEO	Yes
4(a)	New director orientation	Yes: see page 57
4(b)	Continuing education program for directors	Yes: see page 57
5(a)	Written code of conduct for directors, officers and employees	Yes: see page 46
5(b)	Board ensures directors exercise independent judgment	Yes: see page 53
5(c)	Board promotes a culture of ethical business conduct	Yes: see page 46
6(a)	Board has process to identify new candidates for board nomination	Yes: see page 59
6(b)	Nominating committee composed of entirely independent directors	Yes: see page 64
6(c)	Describe responsibilities, powers and operation of nominating committee	See page 64
7(a)	Process by which board determines compensation for directors and officers	See pages 67 and 81
7(b)	Compensation committee composed of entirely independent directors	Yes: see page 65
7(c)	Describe responsibilities, powers and operation of compensation committee	See page 65
8	Identify standing committees other than audit, compensation and nominating and describe their function	See page 66
9	Disclose whether or not the board, committees and individual directors are regularly assessed and describe the process	See page 60
10	Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal	See page 35
11(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors	See page 54
12	Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board	See page 54
13	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments	See page 55
14(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board	See page 54
14(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer	See page 55
15(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women	See page 55
15(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women	See page 55

TransAlta Corporation | 2022 Management Proxy Circular	1

New York Stock Exchange – Significant Differences in Corporate Governance Practices

Compliance with NYSE Standards

The Company is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange (“TSX”), the Canadian securities regulatory authorities, the New York Stock Exchange (“NYSE”) and the SEC. The Company is listed on the NYSE and, although the Company is not required to comply with most of the NYSE corporate governance requirements to which the Company would be subject if it were a US corporation, the Company’s governance practices differ from those required of US domestic issuers in only the following respects. The NYSE rules for US domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased in the open market. The NYSE rules for US domestic issuers also require shareholder approval of certain transactions or series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for common shares, that have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding prior to the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares, are, or will be upon issuance, equal to or in excess of 20% of the number of common shares outstanding prior to the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution in excess of 25%. The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities. The Company complies with the TSX rules described in this paragraph.

TransAlta Corporation | 2022 Management Proxy Circular	2

Appendix “B” – General Governance Guidelines

TransAlta Corporation

General Governance Guidelines for the Board

A.	Introduction

The Board of Directors (the “Board”) is responsible for overseeing the management of TransAlta Corporation (the “Company”) by establishing key policies and standards, including policies for the assessment and management of the Company’s principal risks, for reviewing and approving the Company’s strategic plans and for hiring the President and Chief Executive Officer (“CEO”). The Board has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and its stakeholders. Although the Board is responsible for the stewardship of the Company, it has delegated to the President and CEO (the “CEO”) and the senior management team the day-to-day leadership and management of the Company. The Board monitors and assesses the performance and progress of the Company’s goals through candid and timely reports from the CEO and the senior management team.

The Board has adopted the following guidelines to meet its governance responsibilities.

B.	Board Organization and Membership

1)	Independent Chair of the Board

The Board has chosen to separate the positions of chair of the Board (“Chair”) and CEO. The Chair is elected to the Board annually by the shareholders and is independent from management and the Company.

2)	Chair Position Description

The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the Board, its committees, the CEO and the Company generally.

3)	Size of the Board

It is the view of the Board that 9 to 14 directors are sufficient to provide a diversity of expertise and knowledge, permitting effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance, Safety and Sustainability (the “Committee”) reviews annually the size of the Board and recommends changes in size and composition to the Board when appropriate.

4)	Independence of Directors

The Board annually affirmatively determines the independence of each director, based on the recommendations made by the Committee. An independent director is a director who is independent of management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment. In making this determination the Board adheres to the requirements of Canadian and US securities and stock exchange rules and regulations. Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships exist with the Company or any of its subsidiaries and affiliates. The Committee reviews these declarations annually to ensure the majority of directors are independent. The Board also undertakes this determination upon the appointment of any new director to the Board.

Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling off period has been met and the independent directors determine that no direct or indirect material relationship exists, taking into consideration the former executive’s duties and relationships for and with the Company.

As a matter of policy, the Board is comprised of a majority of independent directors. Decisions on matters of corporate governance and executive compensation are reviewed and made by the independent directors or a committee of independent directors.

5)	Majority Voting for Directors and Form of Proxy

The Board believes that each of its members should carry the confidence and support of its shareholders. Directors stand for election each year at the annual meeting of shareholders. Shareholders are given the opportunity to vote in favour of, or to withhold from voting for, each director nominee individually.

TransAlta Corporation | 2022 Management Proxy Circular	1

In an uncontested election of directors at a shareholders’ meeting, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director. If that is not the case, the director nominee is required to promptly tender their resignation for consideration by the balance of the Board. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the board or any committee of the board at which the resignation is being considered. In the absence of extenuating circumstances, it is expected that the Board will accept the resignation in a time frame consistent with the interest of the Company and in any event within 90 days from the date of the relevant shareholders’ meeting. The resignation will be effective when accepted by the Board. Should the Board determine not to accept the resignation, it will issue a press release setting forth the reasons for that decision and shall forthwith provide a copy to the Toronto Stock Exchange and such other regulatory bodies to the extent required pursuant to applicable law, including the rules of any exchange on which the Corporation has listed securities.

6)	Criteria for Board Membership

Each year the Committee reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company. This review takes into account diversity of background, skills and experience, gender, ethnicity, age, stakeholder perspectives and geographic background. Further, consideration is given to any upcoming retirements, succession needs, specialized committee membership requirements, industry, market and the strategic direction of the Company. The information is compiled through the use of a questionnaire which identifies the skills, education and experience of each current director and those factors needed to promote diversity and to lead the strategic direction of the Company. This information is then compiled into a matrix.

If a vacancy or a particular need arises, the Committee, together with the Chair, identifies potential nominees through the assistance of a professional search firm, or its evergreen candidate list, screens their qualifications and fit for the Board following which the Committee makes a recommendation to the Board for appointment or election. The Board is responsible for nominating candidates to the Board for election by the shareholders and to appoint directors as the number of positions or skill requirement warrant between annual meetings.

7)	Change in a Director’s Principal Occupation

A director who makes a significant change in principal occupation must advise the Board in order to give the Board the opportunity to review, through the Committee, whether such change may have an impact on the Company.

8)	New Director Orientation

New directors are provided with an orientation and education program which includes written information about the duties and responsibilities of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings, one-on-one meetings with senior management and Board members and site tours. A comprehensive director’s manual is also provided to each new director. The orientation of each new director is tailored to that director’s individual needs and areas of interest. Specialized and independent training is also available from professional organizations if required or requested.

9)	Ongoing Director Education

Each director is responsible for keeping informed about the business of the Company and developments in the industry. Management assists directors by providing regular updates at each in-person board meeting on various topics relating to the business, developments in the industry, political and economic developments in the geographical areas in which the Company is active and in the general market place. The Board also receives regular communications from the CEO on developments in the business, progress of the Company towards the achievement of its established goals / strategy and updates on relevant topics of interest.

In addition, management engages external speakers from time to time to make presentations to the Board and management on matters affecting the Company, the industry or the market place. Directors also take part in tours of the Company’s facilities and suppliers and participate in management presentations on the operations of different aspects of the Company’s business. These presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional knowledge and context for exercising their duties.

Directors are also encouraged to participate in professional development courses and to maintain membership in professional associations that provide continuing education to directors. All costs associated with such memberships or development courses are reimbursed by the Company.

10)	Retirement Age and Succession

The retirement age for Board directors is 75, provided the Board may, at its discretion, extend the term of a director beyond the age of 75 if the Board determines that the Company and the Board would benefit from the continued service of such director.

The Committee reviews annually the size and composition of the Board and addresses the succession planning needs associated with ensuring the Board has the necessary skills and experience. The Board also considers the need for continuity of members on the Board balanced against the need for new skills and perspectives to address the direction of the Company.

11)	Director Compensation

The Committee annually reviews the Chair and directors’ compensation and makes recommendations to the Board for consideration when it believes that changes in compensation are warranted. In making this determination the Committee considers the market competitiveness of its compensation against companies of similar size and scope in Canada and within its Comparator Group in Canada. The Committee also reviews the compensation data compiled by independent firms in assessing the competitiveness of its compensation.

TransAlta Corporation | 2022 Management Proxy Circular	2

The Board has determined that ownership of the Company’s shares or Deferred Share Units (“DSUs”) by directors is desirable and aligns the interests of directors with those of the Company’s shareholders. A portion of the director’s annual retainer fee is paid in shares or DSUs of the Company. The Company has established a minimum share and/or DSUs holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director’s annual retainer fee within five years of their appointment to the Board. In addition, newly appointed directors are required to acquire and hold the equivalent of one time their annual retainer fee within two years of their appointment to the Board.

C.	Board Meetings and Materials

1)	Agendas and Materials

The Chair and the CEO, together with the Executive Vice President, Legal, Commercial & External Affairs (the “VP, Legal”) and Corporate Secretary or Assistant Corporate Secretary, establish the agenda for each Board meeting, ensuring that all matters to be addressed as provided in these guidelines form part of the scheduled agendas for the year. In advance of each meeting, management distributes to the Board written information and data necessary for the Board’s understanding of the business to be conducted at the meeting. Any Board member may suggest the inclusion of additional items on the agenda.

2)	Quorum

A majority of the members of the Board, present in person or by telephone or other communication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

3)	Meetings and In Camera Meetings

Members of senior management are invited to attend Board meetings as required.

The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person Board meeting. The Chair discusses with the CEO any matters which may have risen during these meetings that are relevant for the CEO or management.

D.	Committee Organization and Meetings

1)	Board Committees

Each committee operates according to an approved charter. The standing committees of the Board are: Audit, Finance and Risk, Human Resources, and Governance, Safety and Sustainability. The Board may form a new committee or disband a current committee if, in its view, it is appropriate to do so, provided that the Board will always have an audit committee.

2)	Assignment of Committee Members

The Board, based on a recommendation of the Committee, appoints committee members and committee chairs. The Committee’s recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge and leadership.

3)	Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency (consistent with each committee’s Charter) of committee meetings. The Audit, Finance and Risk Committee and Governance, Safety and Sustainability Committee meet at least quarterly, the Human Resources Committee meets at least four times annually and the Investment Performance Committee meets as required. Each committee reports to the Board with respect to the proceedings of its meetings. The independent directors meet without management present as a standing agenda item at each regularly scheduled committee meeting.

4)	Committee Agendas

The chair of each committee, in consultation with the appropriate members of management and the VP, Legal and Corporate Secretary or Assistant Corporate Secretary develops the committee’s agendas. Through the use of a checklist linked to its Charter, each committee ensures that all matters to be addressed, as set out in its Charter, form part of its schedule of agendas for the year.

TransAlta Corporation | 2022 Management Proxy Circular	3

E.	Board and Management Responsibilities

1)	Board Relationship with Management

Board members have open access to management for relevant information and management is encouraged to make appropriate use of the Board’s skills. Open discussions between the Board and members of management about issues facing the Company are encouraged. The Board also encourages senior management to bring employees who have potential as future senior leaders, and who would benefit from exposure to the Board, into Board meetings from time to time.

2)	Appointment of Chief Executive Officer

The Board, at the recommendation of the Human Resources Committee (the “HRC”), is responsible for the hiring and appointment of the CEO, including the approval of his/her compensation and any employment agreement.

3)	Evaluation of the Chief Executive Officer

The HRC conducts an annual review of the performance of the CEO as measured against objectives mutually established by the HRC and the CEO, and approved by the Board. The Chair of the Board and the chair of the HRC communicate the performance evaluation to the CEO and to the Board. The HRC utilizes this evaluation to make recommendations to the Board with respect to the CEO’s variable compensation for the year.

4)	Corporate Strategy

Management is responsible for the development of the Company’s strategic direction and plan. It is the role of the Board to review, question, contribute, and approve the strategic plan of the Company and to oversee its execution. The Board dedicates time annually to review, discuss and approve the Company’s strategic plan, receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.

5)	Limits to Management Authority

The Board has established general authority guidelines that identify the limitations to management’s authority and also delineates the areas of responsibility that require the involvement of the Board. Some of these areas include material organizational changes, policy development, budgets, material financial plans and commitments as well as corporate and substantive personnel matters. These guidelines place limits on management’s authority based upon the nature and size of the proposed action.

6)	Succession Planning and Management Development

The CEO presents annually a detailed report on management development and succession planning to the HRC. The CEO, together with the HRC, also identifies, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO. The HRC reviews and approves management’s succession plans and reports to the Board on these plans as required but at least annually.

7)	Risk Assessment

The Board is responsible for understanding the principal risks associated with the Company’s business and for ensuring that management has implemented appropriate strategies to manage these risks. It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.

i)       Enterprise Risk Management

The Board has delegated to the Audit, Finance and Risk Committee (the “AFRC”) the oversight of management’s assessment of the Company’s principal risks. Management has adopted a comprehensive Enterprise Risk Management system which focuses on risk identification, risk classification, mitigation and identification of both residual and tail risks. These are construed within the risk appetite approved by the Board. Management reviews quarterly with the AFRC the Company’s risk scorecard and residual risks including the identification of risk profile changes if applicable. The AFRC reports to the Board quarterly on this review. The Board undertakes a comprehensive review of management’s assessment annually and its response plan.

Management also undertakes a comprehensive risk-reward analysis of all projects and growth opportunities brought to the Board for approval.

ii)	Compensation Risk Assessment

The Board has delegated to the HRC the oversight of risks related to compensation. Management has adopted a risk review framework which, as part of its overall Enterprise Risk Management review, assesses the Company’s risks relating to compensation and focuses on the areas in which the Company would be most vulnerable. The Board has adopted a clawback policy to deter inappropriate risk-taking activities. The HRC undertakes an annual comprehensive review of compensation risk and reports to the Board thereon.

TransAlta Corporation | 2022 Management Proxy Circular	4

8)	Internal Controls

The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged. The Company has adopted a framework for the assessment of internal controls and together with the internal and external auditors provide regular reports to the AFRC which then reports to the Board.

The Company has a Code of Conduct that sets out the key principles and policies governing the organization and has adopted a separate code of conduct for employees engaged in financial reporting and for those engaged in energy marketing. The Board, through the AFRC, reviews the report of employees with respect to their compliance with these codes, the key financial policies of the Company, and is informed of any exceptions arising under any of the codes.

9)	Insider Trading and Disclosure Practices

The Company has adopted an Insider Trading Policy, which is reviewed annually by the AFRC and reported to the Board. The policy requires, among other things, that directors and officers adhere to a trading blackout when in possession of material non-public information. All directors and officers, who are considered insiders of the Company, must consult with the VP, Legal, Corporate Secretary or Assistant Corporate Secretary before trading in the Company’s securities and provide confirmation immediately following any trade.

To facilitate and foster relations with shareholders and other stakeholders, the Company has adopted a shareholder engagement policy and a disclosure policy that addresses the timely dissemination of all material information. The disclosure policy also requires that the chair of the AFRC review and approve the release of financial information derived from the Company’s financial statements. The Company also has an insider trading policy that prohibits any employee in possession of material undisclosed information from trading in the Company’s securities prior to such information being disclosed to the public. These policies are reviewed annually by the AFRC or Governance, Safety and Sustainability Committee, as applicable, and are reported to the Board.

10)	Outside Advisors for Individual Directors

If any individual director requires the services of an independent advisor to assist him/her with matters involving his/her responsibilities as a Board member, he/she may engage such an advisor at the expense of the Company provided that he/she has first obtained the authorization of the Chair. The director shall adhere to the principles enunciated in the Charter of the HRC in determining the independence of the advisor.

F.	Evaluation of the Board and the Board-Management Relationship

1)	Assessing the Chair’s Performance

In each year of the Chair’s term, the Chair of the Committee, as a component of the Board evaluation questionnaire and through one-on-one interviews with each director, performs an evaluation of the Chair’s performance, measured against the Chair’s position description. The Chair of the Committee summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board. The results of this review form the basis for objectives for the Chair for the upcoming year. In addition, prior to the expiry of the Chair’s first term, these reviews form the basis for the Committee’s recommendation to the Board with respect to the renewal of the Chair’s term.

2)	Assessing the Board, Committee, Individual Director Performance and Board-Management Relationship

The Chair meets annually with each director to obtain their views on the effectiveness of the Board, Board committees, the Board-management relationship, individual director contributions and performance, management contributions and overall workings of the Board. To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each director for completion on an anonymous basis. The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.

The Chair also utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion. In addition, the Chair provides individual directors feedback on the evaluation conducted by their peers and provides direction on areas for improvement if necessary. The information is also utilized by the Chair to provide feedback to the CEO on his/her performance and for communication to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

TransAlta Corporation | 2022 Management Proxy Circular	5

G.	Communication and Shareholder and Stakeholder Relations

1)	Board Communications Policy

The Board, or the appropriate committee thereof, reviews and approves the content of the Company’s major communications to shareholders, other stakeholders and the investing public, including the quarterly and annual reports, the proxy circular, the annual information form and any prospectuses and supplements that may be issued.

The Board believes that it is generally the function of management to communicate with the investment community, the media, customers, suppliers, employees, governments and the general public on management and operational matters.

2)	Shareholder and other Stakeholder Communication

The Board believes that it is important to have constructive engagement with its shareholders and other stakeholders and has established means for the shareholders of the Company and other stakeholders to communicate with the Board in accordance with a Shareholder Engagement Policy. The contact information for communicating with the Board is contained in the Shareholder Engagement Policy and is also published annually in the Company’s annual report. Shareholders and other stakeholders may, at their option, communicate with the Board on an anonymous basis.

In addition, the Board has adopted an annual non-binding advisory vote on the Company’s approach to executive compensation. The Company is committed to ensuring continued good relations and communications with its shareholders and other stakeholders and will continue to evaluate its practices in light of any new governance initiatives or developments.

TransAlta Corporation | 2022 Management Proxy Circular	6